UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 13, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 12, 2012, entitled “2011 Hong Kong Annual Report”.
99.2	Announcement dated April 12, 2012, entitled “Notice of Annual General Meeting”.
99.3	Announcement dated April 12, 2012, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares and Re-election of Directors”.
99.4	Announcement dated April 12, 2012, entitled “Form of proxy for the Annual General Meeting to be held on 25 May 2012”.

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sales of oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. In overseas, the Group has oil and gas assets in Asia, Africa, North America, South America and Oceania.

As of 31 December 2011, the Group owned net proved reserves of approximately 3.19 billion BOE, and its average daily net production was 909,000 BOE (except as otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had 5,377 employees and total assets of approximately RMB384.26 billion.

Content

3	Financial Summary
4	Operating Summary
6	Milestone Events 2011
8	Chairman’s Statement
10	CEO’s Statement
13	Business Overview
13	Overview
14	Exploration, Development and Production
17	Overseas Development
18	Regional Overview
23	Sales and Marketing
23	Research and Development
24	Internal Control and Risk Management System
25	Health, Safety and Environmenta Protection
26	Corporate Citizen
27	Human Resources
29	Corporate Governance Report
48	Directors and Senior Management
56	Report of the Directors
67	Management’s Discussion and Analysis
75	Independent Auditors’ Report
76	Consolidated Statement of Comprehensive Income
78	Consolidated Statement of Financial Position
80	Consolidated Statement of Changes in Equity
81	Consolidated Statement of Cash Flows
83	Statement of Financial Position
84	Notes to Consolidated Financial Statements
145	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
160	Notice of Annual General Meeting
165	Glossary
167	Company Information

Financial Summary*
(Amounts expressed in millions of RMB)

Consolidated Statement of Comprehensive Income (Audited)
Year ended 31 December
	2007	2008	2009	2010	2011

Total revenues	90,724	125,977	105,195	180,036	240,944
Total expenses	(49,525)	(72,112)	(64,870)	(108,891)	(150,337)
(Finance costs)/interest income, net	(1,359)	676	103	(504)	(511)
Exchange gains, net	1,856	2,551	54	995	637
Share of profits of associates
and a joint venture	719	374	173	398	567
Investment income	902	476	200	427	1,828
Non-operating (expense)/
income, net	(7)	(62)	(34)	142	(563)

Profit before tax	43,310	57,880	40,821	72,603	92,565
Income tax expense	(12,052)	(13,505)	(11,335)	(18,193)	(22,310)

Profit for the year	31,258	44,375	29,486	54,410	70,255

Consolidated Statement of Financial Position (Audited)
As at 31 December
	2007	2008	2009	2010	2011

Current assets	54,645	63,770	70,871	99,384	131,923
Property, plant and equipment	118,880	138,358	165,320	186,678	220,567
Investments in associates
and a joint venture	2,031	1,785	1,727	22,604	22,997
Intangible assets	1,331	1,206	1,230	1,148	1,033
Available-for-sale financial assets	1,819	1,550	3,120	8,616	7,365
Other non-current assets	1,087	—	—	—	379

Total assets	179,793	206,669	242,268	318,430	384,264

Current liabilities	(21,401)	(18,799)	(31,041)	(68,423)	(70,216)
Non-current liabilities	(24,077)	(27,632)	(37,291)	(34,241)	(51,192)

Total liabilities	(45,478)	(46,431)	(68,332)	(102,664)	(121,408)

Equity	134,315	160,238	173,936	215,766	262,856

*
After the early adoption of IFRS 10-Consolidated Financial Statements, IFRS 11-Joint Arrangements, IFRS 12-Disclosure of Interest in Other Entities, IAS 27 (Revised)-Separated Financial Statements, and IAS 28 (Revised)-Investments in Associate and Joint Venture from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

Operating Summary*
Year ended 31 December

	2007	2008	2009	2010	2011

Production
Net production of crude and liquids (barrels/day)
Bohai	206,748	218,478	253,884	408,946	405,682
Western South China Sea	34,163	56,761	72,605	84,116	72,006
Eastern South China Sea	103,715	122,813	118,395	121,454	120,563
East China Sea	72	85	63	53	339
Overseas	25,735	23,931	64,749	90,419	83,993

Total	370,433	422,068	509,696	704,988	682,583

Net production of natural gas (mmcf/day)
Bohai	70.2	74.5	79.2	120.4	123.0
Western South China Sea	237.3	284.7	275.4	354.0	390.4
Eastern South China Sea	27.4	28.1	50.2	139.5	157.8
East China Sea	8.7	6.8	6.0	5.5	18.7
Overseas	200.7	227	242.7	332.2	345.3

Total	544.3	621.1	653.5	951.6	1,035.2

Total net production (BOE/day)
Bohai	218,447	230,896	267,079	429,008	426,190
Western South China Sea	75,573	106,764	120,745	145,274	138,712
Eastern South China Sea	108,279	127,490	126,765	144,712	146,864
East China Sea	1,518	1,225	1,057	972	3,453
Overseas	61,646	64,353	108,250	148,956	144,511

Total	465,463	530,728	623,896	868,922	859,730

Net production in equity method
investees (BOE/day)	3,944	3,142	2,656	34,010	49,270

Total with equity method
investees	469,407	533,870	626,552	902,932	909,000

Reserves at year end**
Net proved crude and liquids reserves (million barrels)
Bohai	951.3	933.6	1,028.2	997.7	1,000.4
Western South China Sea	208.9	245.8	258.9	260.0	250.5
Eastern South China Sea	226.6	202.4	190.9	225.0	316.1

East China Sea	17.7	17.8	17.5	18.9	17.7
Overseas	156.7	178.7	172.2	217.5	384.6	***

Total	1,561.2	1,578.3	1,667.7	1,719.1	1,969.3

Net proved natural gas reserves (bcf)
Bohai	761.5	789.2	785.4	728.3	596.2
Western South China Sea	2,539.2	2,211.7	2,198.6	2,034.1	2,017.2
Eastern South China Sea	779.4	873.3	843.6	1,254.3	1,222.4
East China Sea	347.1	342.2	338.9	370.6	303.7
Overseas	1,768.9	1,406.9	1,777.5	1,557.6	1,487.9

Total	6,196.1	5,623.3	5,944.0	5,944.9	5,627.4

Total net proved reserves (million BOE)
Bohai	1,078.2	1,065.1	1,159.1	1,119.1	1,099.8
Western South China Sea	632.1	614.4	625.4	599.0	586.7
Eastern South China Sea	356.5	347.9	331.5	434.1	519.9
East China Sea	75.5	74.8	74.0	80.7	68.4
Overseas	451.6	413.2	468.5	477.1	646.3

Total**	2,593.9	2,515.4	2,658.5	2,710.0	2,921.1

Net proved reserves in equity
method investees (million BOE)	7.3	5.9	4.4	288.3	269.0

Total with equity method
investees	2,601	2,521	2,663	2,998	3,190

Others
Reserve life (years)	15.3	13.0	11.7	8.5	9.3
Reserve life (years, including
equity method investees)	15.2	12.9	11.6	9.1	9.6
Reserve replacement ratio (%)	143	60	163	116	167
Reserve replacement ratio (%,
including equity method investees)	142	59	162	202	158

Average realized price
Crude oil (US$/barrel)	66.26	89.39	60.61	77.93	109.75
Natural gas (US$/mcf)	3.30	3.83	4.01	4.49	5.15

*
After the early adoption of IFRS10 – Consolidated and Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interest in Other Entities, IAS 27 27 (Revised) – Separated Financial Statements, and IAS 28 (Revised) – Investments in Associate and Joint Venture from January 1, 2011, certain comparative figures have been adjusted to conform with the current period’s presentation.

**
The net proved reserve estimates from 2007 to 2009 contained in this table were made by the independent consultants. Approximately 11% and 25%, respectively, of our net proved reserve estimates (excluding the equity method investees) in 2010 and 2011 were made by the Company independently and the remaining were made by the independent consultants.

***	Includes 87.4 million barrels of synthetic oil and 8.6 million barrels of bitumen.

Milestone Events 2011
Milestone Events 2011

DEVELOPMENT AND PRODUCTION

23	March	Released the commencement of production of Jinzhou 25-1 oilfield.

13	July
Announced that ConocoPhillips China Inc. (“COPC”), the operator of Penglai 19-3 oilfield, a PSC oilfield in Bohai (“Penglai 19-3 oilfield”) informed the Company that the production of Platforms B and C had been suspended.

25	July	Released that the Bozhong 28-2S oilfield group which suspended production due to failure of the “Haiyangshiyou 102” single-point mooring system has fully resumed production.

2	September
The State Oceanic Administration of the People’s Republic of China (the “SOA”) ordered COPC to suspend water injection, drilling and oil and gas production operations at the entire Penglai 19-3 oilfield, recompose the Oceanic Environmental Impact Assessment (the “EIA”) for the development of Penglai 19-3 oilfield and revise the Overall Development Plan (the “ODP”).

31	December	Released the commencement of production of the Lufeng 13-2 adjustment project.

OVERSEAS DEVELOPMENT

31	January	Released the acquisition of a 33.3% interest in Chesapeake’s Niobrara shale oil and gas project.

30	March	Released the acquisition of one-third interests in each of Exploration Areas 1, 2 and 3A in Uganda from Tullow Oil plc.

20	July	Announced the acquisition of OPTI Canada Inc., an oil sands producer in Canada.

6	November	Announced the termination of the acquisition of 60% interest in Pan American Energy LLC held by BP by joint venture Bridas Corporation.

22	December	Released the completion of the sales of the ONWJ PSC interest in Indonesia to EMPI.

OTHERS

January	Announced the issuance of guaranteed notes in aggregate principal amount of US$2 billion with maturity terms of 10 and 30 years.

January	Awarded the “Most Outstanding Oil and Energy Company in Asia” for the second year in a row by Euromoney Magazine.

April	Announced that Mr. WANG Yilin was appointed as the Chairman and Non-executive Director of the Company; Mr. FU Chengyu resigned as Chairman and Non-executive Director of the Company.

June	Awarded the “Best Chinese Company” in the “Corporate Governance Asia Recognition Awards” by “Corporate Governance Asia” magazine for the third consecutive year.

November
Announced that Mr. LI Fanrong was appointed as new CEO of the Company; Mr. YANG Hua resigned as CEO and was re-designated from Executive Director to Non-executive Director of the Company and remained as the Vice Chairman of the Company.

Chairman’s Statement

Dear shareholders,

CNOOC Limited had already gone through a decade of rapid growth and elevated to a new platform when I assumed the position of chairman for the Company in April 2011. The Company’s daily production had surpassed 900 thousand barrels-of-oil-equivalent (BOE); net proved reserve had reached almost 3 billion BOE, with over 80 oil and gas fields in offshore China and overseas businesses spreading over 10 countries. The Company’s market value had exceeded US$100 billion. The Company’s corporate governance became widely recognized and was crowned with “Energy Company of the Year” by Platts Global Energy Awards.

During 2011, not only did we strive to accomplish all our targets established for the year under the new platform, we also drew from our experience in the last decade to devise more detailed plans for the Company’s future, mapping out a blueprint to realize a “New Era of Excellence”.

I would like to share with you here the key paths of how we could arrive at this “New Era of Excellence”.

First, we will continue to establish a foothold for exploration and development in offshore China where is the home for the Company. In 2011, we have further identified the exploration potential in this area and elevated the level of importance and our support for exploration work. Focusing on breakthroughs for resource replacement, the Company has strengthened its regional research activities and breakthoughs in the new regions and new exploration targets and achieved major progress in the area of the lithological traps in Bohai and high-temperature and high-pressure natural gas in Yinggehai.

With respect to development and production, during the year 2011, we overcame various difficulties and reached a net oil and gas production of 331.8 million BOE, thus sustaining the steady growing trend of our Company’s production over years. At the same time, the strategies on regional development and comprehensive adjustments have been further clarified. This would effectively lower the development threshold for oil and gas field in offshore China and fully tap the potential for underground reservoir.

In the future, we will continue to increase our momentum in exploration and development; primarily focus on exploration in mature areas while expanding exploration in new areas and new targets; insist on integrating exploration and development and maintain the Company’s oil and gas reserve and production growth.

Second, we will promote deepwater exploration and development. Oil and gas resources are rich in the deepwater South China Sea and will be an important source for our Company’s medium and long term development. In recent years, our partners have already made a number of important discoveries in the area, including Liwan 3-1. We have also accumulated rich seismic data, deepened our understanding of the geological structure of the area, and identified a number of exploration targets.

At present, the Company is already well prepared in technical expertise as well as operational and managerial capability and will begin deepwater exploration in 2012. The Company has also taken part in a number of deepwater explorations overseas. In the years to come, deepwater will become the important battlefield of the Company’s exploration activities, as well as one of the important sources for reserve and production growth.

Third, we will continue to develop our overseas business. In order to maintain our sustainable growth, we will seek development opportunities globally apart from establishing a foothold at home, offshore China. In 2011, we achieved major breakthroughs in our overseas business development. On one hand, we have successfully established a presence in the resource rich Lake Albert Basin in East Africa. On the other hand, we have further expanded unconventional oil and gas resources such as shale oil and gas and oil sands.

The Company will continue to pursue value-driven acquisition strategies in order to create more room for reserve and production development. While rapidly developing our business overseas, we will enhance asset management and perfect business management system overseas, especially to control the risk on overseas business.

Fourth, we will lead our future development through technology innovation. World leading technology such as offshore heavy oil extraction invented by the Company has made significant contribution to the rapid growth of the Company. In the future, while pursuing the goal of “expanding reserves and increasing production”, we will focus on the development of heavy oil and low permeability oil and gas fields. The Company will develop different types of key technologies that are crucial in leading our future growth through independent research and absorbing innovative ideas.

Fifth, we will advocate on building our corporate culture. Health, safety and environmental protection are important components of our corporate culture. The Company is dedicated to pursuing the harmonious evolution between corporation and society and between humans and nature. In 2011, the oil spill accidents of Penglai 19-3 oilfield drew wide attention from the media and the public. As a non-operating partner, we have actively assisted the operator on the follow-up work relating to the accidents in an effort to minimize the impact on the oceanic environment. We have also taken the opportunity to once again carry on a thorough inspection on offshore operation safety so as to protect against future similar incidents.

As a responsible company, we will continue to maintain our transparency and standard corporate governance with the intention to make a timely disclosure and to accept public scrutiny in a humble manner.

In 2011, the Company achieved a net profit of approximately RMB70.26 billion, basic earnings per share reached RMB1.57, a significant increase of 29.1% year over year. In view of the Company’s stable and healthy financial position, the Board of Directors (the Board) has recommended a year-end dividend of HK$0.28 (tax inclusive) per share for the year 2011.

In 2011, Mr. Fu Chengyu resigned as Chairman for the Company. Mr. Yang Hua resigned as Chief Executive Officer and was taken over by Mr. Li Fanrong. I wish to take this opportunity to thank Mr. Fu Chengyu as well as the Board led by Mr. Fu for the contributions made to the development of the Company. I believe that Mr. Yang Hua, as a non-executive director, will continue to contribute his wisdom and experience to the major issues such as strategic development of the Company. I also wish to congratulate Mr. Li Fanrong.

Currently, the fragile and imbalanced phenomenon of the world economic recovery has further surfaced while the economy of China has been able to maintain stable and relatively rapid growth. On the other hand, international oil prices are expected to maintain at a high level in view of increasing demand for energy resources. Under such circumstances, there is still plenty of room for growth for the oil and gas exploration and production industry. The blueprint for the Company’s “New Era of Excellence” has already been laid out. We will take the opportunity to continue to excel and will spare no effort to complete all our development targets, and pave the way to a more prosperous future for the Company.

WANG Yilin
Chairman

Hong Kong, 28 March 2012

CEO’s Statement

Dear shareholders,

In November 2011, I took over the position of Chief Executive Officer for the Company following the resignation of Mr. Yang Hua. Under his leadership, Mr. Yang has built up a solid foundation for the future development of the Company through the hard work of the management and staff which he has successfully mobilized during his tenure. I wish to take this opportunity here to express my heartfelt respect and gratitude to Mr. Yang.

I have approximately 30 years of experience in the development of offshore oil, witnessing the rapid development of the Company and have a strong passion for the offshore oil industry. It is an honor for me to assume this important task as Chief Executive Officer for the Company. Here, I would like to share with you the Company’s performance during the past year as well as our thoughts for the development of the Company in future.

STRIVING FOR OUR ANNUAL TARGETS

In 2011, the Company’s development generally went smoothly but was confronted by difficulties that were unprecedented in the past. Under the circumstances, we continued to strive forward with meticulous planning and strengthened management, and achieved a number of breakthroughs in exploration, development and overseas expansion. During this period, I have been deeply impressed by the dedicated performance of the entire staff of the Company, for which I am very proud of.

In concrete terms, the Company has achieved satisfactory results on many fronts through our unreserved efforts in spearheading the Company from a strong foundation.

First, exploration results: the Company continued to broaden its thoughts and increase its investment on exploration activities, and achieved record levels of exploration work including wildcats drilling and seismic data collection. There were 16 new discoveries and the reserve replacement ratio reached 158%. Kenli 9-1 is a mid-sized discovery made in the mature area. The discoveries of lithologic traps in Qinhuangdao 33-2 and Qinghuangdao 33-3, has led to a change in the direction of exploration in the Bohai area which was predominated by the search of structural traps, and has broadened the scope of our exploration territory. The successful appraisal of Dongfang 13-1 in Western South China Seas is also expected to open a new chapter for natural gas exploration in the area.

Deepwater exploration has also progressed in an orderly manner. We have strengthened our seismic data collection in the deepwater South China Sea, paving the way for deepwater exploration in 2012. We will strive to make the deepwater exploration a smooth operation and lay a foundation for the long term growth of the Company. In overseas, we have taken part in the drilling of several deepwater exploration wells in the Gulf of Mexico of the United States.

Second, development and production: In 2011, the Company proactively dealt with various challenges. Through thorough researching on reservoirs, refining water flooding, and enhancing the hourly production rate from oil and gas fields, the Company has been able to maintain a steady growth of oil and gas production from the producing fields. Realizing a net production of 331.8 million BOE, the Company accomplished its post-adjustment annual production target for the year.

In the Company’s 2010 annual report, we shared with our shareholders the two “new development policies,” the comprehensive adjustments and the regional development. For the comprehensive adjustments, we have focused on moving ahead with the Lufeng 13-2 adjustment project. The project commenced production at the end of 2011 with a daily peak production volume of 33 thousand

BOE. We are very pleased with the results of this project as it represents a solid proof of the Company’s success on this new mechanism. We are also working with full steam on the regional development model, with Weizhou 6-9/6-10 oil fields expected to begin production in 2012.

Third, overseas development: in 2011, it was a good sign that the Company’s conventional and unconventional resources were moving ahead side by side in the course of its overseas development. On one hand, the Company has successfully extended to the core yet to be developed basin in East Africa, the Lake Albert Basin, through the acquisition of Tullow’s one-third interest in the exploration areas 1, 2 and 3A in Uganda. On the other hand, the Company has further expanded its business in the shale oil and gas sector in the United States, and expanded its investment in the oil sands business in Canada through the acquisition of OPTI Canada Inc. to bolster the development of the Company’s unconventional resource allocation.

In the future, the Company will maintain a foothold in offshore China, and will continue to develop its overseas assets and expand the scope for long term development on the basis of meeting its targets on resources, risk and return on investment. At the same time, the Company will actively manage its overseas business and streamline its overseas asset portfolio in order to create better value for its shareholders.

Fourth, financial performance: Benefiting from higher realized oil and gas prices, the Company achieved a net profit of approximately RMB70.26 billion in 2011, with a basic earnings per share of RMB1.57, representing a significant increase of 29.1% year over year.

STRENGTHENING THE FOUNDATION FOR GROWTH

Health, safety and environmental protection have always been the foundation for the Company’s operation, underlying the Company’s management philosophy. Over the years, we have maintained a good track record in the areas of safety and environmental protection. The oil spill accidents of Penglai 19-3 oilfield and malfunction of several other facilities have rung alarms for us. While raising the awareness of safety and environment protection among our staff, we will continue to emphasize the following areas:

1.	To further improve the system for production safety management and raise the level of safety management;
2.	To strengthen the comprehensive facility management system and raise the level of intrinsic safety;
3.	To specify the system to detect and eliminate risk and enhance the risk management ability;
4.	To further improve oil spill prevention and response capability.

PLANNING FOR OUR MEDIUM TO LONG TERM DEVELOPMENT

In early 2011, the Company established its production target for the years 2011 to 2015 with a compound annual growth rate of 6-10%. To achieve this, we will continue to establish a foothold in offshore China and develop our overseas business in order to protect the medium and long term sustainable growth of the Company.

First, continue to strengthen our exploration and development work in offshore China, where oil and natural gas resources are relatively rich and the level of exploration is comparably low. We will strengthen our research of the geological structure, and will move on with core areas, new areas and new exploration targets as well as deep water exploration to provide resource base for the Company’s development. We will follow the thoughts along regional development and comprehensive adjustments, carefully organize our operation resources and plan our development of new oil and gas fields. Weizhou 6-9/6-10, which is planned to commence production in 2012, represents one of the successful results of our regional development approach. In 2012 and the years to come, a number of comprehensive adjustments projects, including Panyu 4-2/5-1 adjustment, Suizhong 36-1 adjustment Phase II, Jinzhou 9-3 adjustment and Qinhuangdao 32-6 adjustment will gradually commence production, and will become one of the important sources for the Company’s future production growth.

Apart from this, we will follow the guideline of “integration of exploration and development” to organize our thoughts, and proceed with rolling exploration and rolling development to fully utilize the benefits of the asset allocation along offshore China to fully utilize the resource potential.

Second, to control the risk of overseas operation: over the past few years, the rapid development of the Company’s overseas business has brought along a few challenges. On one hand, we will enhance the control and reliability of our overseas business through the selection of experienced local partners while on the other hand, we will continue to build up our overseas professional team as well as the management system. At the same time, we will move ahead carefully and retreat at appropriate times in an effort to continue to streamline our overseas assets.

Third, to strengthen our cost control: in recent years, the increasingly stringent fiscal policies together with rising inflation have led to a high cost for the industry. In 2011, the Company’s all-in cost reached US$30.58 per BOE, an increase of 25.0% year over year. We will continue to consider economic efficiency as our primary goal in the evaluation of our investment projects, to streamline our management in order to increase productivity, and to encourage savings in order to control cost.

Fourth, to maintain and strengthen corporate governance: both the size and the asset allocation of the Company have experienced substantial changes following a decade of rapid development. We will insist on and strengthen corporate governance, as well as our internal control system and risk management on the basis of safety and environmental protection, in order to maintain control of our operational risk.

Looking forward to 2012, we will continue to strengthen our exploration work, to enhance our efforts to achieve breakthroughs in oil and gas exploration, to carefully organize the development and production of oil and gas fields, and to maintain a stable oil and gas production growth. At the same time, we will strive to control the cost under the cost rising environment.

The Company has excelled to a new platform of development. We are facing new challenges and at the same time ample room for development. We will follow the guidelines of the Company’s blueprint for “New Era of Excellence” to strive forward in order to create better values for our shareholders and to make a greater contribution to the community.

Li Fanrong
Chief Executive Officer

Hong Kong, 28 March 2012

Business Overview

OVERVIEW

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2011, the Company had net proved reserves of 3.19 billion BOE, including approximately 0.27 billion BOE under our equity method investees. In 2011, the Company had a total net oil and gas production of 909,000 BOE per day, including 49,270 BOE per day under our equity method investees.

The following table sets forth the Company’s net production, net proved reserves and major exploration areas acreage as of 31 December 2011.

	2011 Net Production			Net Proved Reserves as of 31 December 2011
	Subtotal	Oil	Gas	Subtotal	Oil		Gas	Major Exploration Areas Acreage
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(Mmboe)	(Mmbbls)		(bcf)	(Net) (km2)

Offshore China
Bohai	426,190	405,682	123.0	1,099.8	1,000.4		596.2	42,062
Western South China Sea	138,712	72,006	390.4	586.7	250.5		2,017.2	73,388
Eastern South China Sea	146,864	120,563	157.8	519.9	316.1		1,222.4	55,424
East China Sea	3,453	339	18.7	68.4	17.7		303.7	85,413
Subtotal	715,219	598,590	689.9	2,274.8	1,584.7		4,139.5	256,287
Overseas
Asia	53,872	17,427	218.7	223.2	81.8		848.7	55,500
Oceania	25,195	5,382	101.1	110.7	19.0		467.8	—
Africa	56,348	56,348	—	133.7	133.7		—	2,947
North America	9,096	4,836	25.6	178.7	150.1	*	171.4	3,429
Subtotal	144,511	83,993	345.3	646.3	384.6		1,487.9	61,876

Total	859,730	682,582	1,035.2	2,921.1	1,969.3	5,627.4	318,163
Equity method
investees	49,270	25,704	136.5	269.0	196.3	422.0	—
Total	909,000	708,286	1,171.7	3,190.1	2,165.6	6,049.4	—

*	Includes 87.4 million barrels of synthetic oil and 8.6 million barrels of bitumen.

EXPLORATION, DEVELOPMENT AND PRODUCTION

Summary
In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western South China Sea, Eastern South China Sea and East China Sea, either independently or through cooperation with foreign partners by production sharing contracts (“PSCs”). As of the end of 2011, approximately 71.4% of the Company’s net proved reserves and approximately 78.9% of its production were located in offshore China.

For independent operations, in recent years, the Company has been adding more reserves and production mainly through independent exploration and development in offshore China. As of the end of 2011, approximately 77.7% of the Company’s net proved reserves and approximately 71.8% of its production in offshore China were derived from the independent projects.

For PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transferred to the Company all its rights and obligations under all the PSCs (except those relating to its administrative functions), including new PSCs that will be signed in the future. As of the end of 2011, the Company had 24 PSCs with 22 partners in force.

Overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Iraq, Australia, Nigeria, Uganda, Argentina, the U.S., Canada and various other countries. As of December 31, 2011, the Company’s overseas net proved reserves and net production accounted for approximately 28.6% and 21.1%, respectively, of the Company’s total net proved reserves and total net production.

Exploration
As the Company’s leading business, the Company has considered exploration work as top priority over the years. In 2011, the Company continued its efforts in exploration and achieved a high record in the amount of investments in exploration, drilling and 3D seismic data collection work. The Company’s exploration work has produced fruitful results as we did in recent years, with a reserve replacement ratio reaching 158%.

In 2011, the Company’s independent exploration made an aggregate of 13 new discoveries and successfully appraised 18 oil and gas structures in offshore China, achieving a success rate of 51-71%. The Company’s PSC partners’ exploration efforts resulted in one successfully appraised oil and gas structure, Liuhua 29-1. Overseas, the Company also achieved remarkable results of 3 new discoveries and 2 successfully appraised oil and gas structures.

To ensure resource replacement, the Company conducted exploration in core areas while continuing to explore new areas and new exploration targets. Rich in oil and gas resources, the core areas are the major fields for exploration work. Benefiting from in-depth knowledge in the geological conditions and reservoir formation mechanism, the Company has recorded a higher success rate in exploration in these areas which are the major sources for its new reserves. During the year of 2011, the new discoveries made in core areas mainly included Kenli 9-1, Bozhong 34-3 and Bozhong 34-4 in Bohai as well as Weizhou 12-1S and Weizhou 11-7N in Western South China Sea.

Regarding exploration activities in new areas and new exploration targets, the Company strengthened regional research and basic research activities during the year of 2011. We focused on certain key technologies, and achieved major breakthroughs in new areas such as shallow lithologic traps with large coverage and high-temperature and high-pressure natural gas.

First, drilling works were carried out in Bohai around the Shijiutuo uplift area and lithologic trap structures with successful appraisals for Qinhuangdao 33-2 and Qinhuangdao 33-3, further expanded the scale of this type of oil and gas reservoirs. Through regional development, the area is expected to grow into a large oilfield group and become an important source of the Company’s future production growth.

This is where the Company achieved a major breakthrough in the exploration of lithologic traps, which changed the direction of the exploration work in Bohai, which used to emphasize on structural traps, and expanded the scope of the exploration area in Bohai.

Secondly, the drilling works of Panyu 10-4W oil and gas structures in Eastern South China Sea revealed significant potential from the shallow formation of the Pearl River Basin. Previous exploration works in the Pearl River Mouth Basin were primarily concentrated on deep formation. Since shallow oil reservoir requires lower drilling costs and has higher economic efficiency, it may become a new breakthrough in the development of the Pearl River Mouth Basin.

Thirdly, the Dongfang 13-1 middle formation of Yinggehai Basin in Western South China Sea was successfully appraised and resulted in higher trial production. The breakthrough in high-temperature and high-pressure natural gas, in particular, is expected to bring a new chapter of exploration of natural gas to the area.

Fourthly, fracturing tests were conducted successfully in the gas reservoir which has low porosity and permeability in East China Sea, creating opportunities for oil and gas reservoirs with low porosity and permeability by bringing a new age of exploration to the area.

These achievements have demonstrated the potentials in offshore China and serve as examples for future exploration work in the area. After getting a better understanding of the geological structure in offshore China, the Company expects the area to continue to be a major source for the Company’s sustainable growth in the future.

In addition, the Company made its first commercial discovery, Wushi 17-2 of Wushi sag, in Western South China Sea, and the area may be developed into a new oil zone. The Company’s successful discovery and appraisal of the oil and gas structures of Enping 23-1 resulted in expansion of Enping sag in Eastern South China Sea. In the deepwater area of the Qiongdongnan Basin, the Company’s partner BG, carried out further appraisals and researches in the area subsequent to the Lingshui 22-1-1 well in 2010.

In 2011, the Company’s major exploratory activities are shown in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D		3D
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China
Bohai	19	20	—	—	4	—	16	—	—	—	6,595	—

Eastern South China Sea	11	3	6	2	2	—	2	2	6,887	3,284	3,431	1,548

Western South China Sea	4	20	3	—	3	—	10	—	5,318	—	4,689	6,092

East China Sea	4	1	—	—	4	—	1	—	6,709	—	1,107	—

Subtotal	38	44	9	2	13	—	29	2	18,914	3,284	15,822	7,640

Overseas	—	—	11	3	—	3	—	2	—	1,362	—	1,128

Total	38	44	20	5	13	3	29	4	18,914	4,646	15,822	8,768

Engineering Construction, Development and Production
The Company had a heavy-loaded engineering construction program with over 10 new projects under construction in 2011. The Company has carefully allocated its operational resources and created synergy among various parties to ensure smooth progress of the projects.

Currently, the Company’s major projects expected to commence production in 2012 include Panyu 4-2/5-1 adjustment project, Weizhou 6-9/6-10, Yacheng 13-4 and Liuhua 4-1. The Company’s other new projects under construction, including Suizhong 36-1 phase II adjustment and Kenli 3-2 regional development, are expected to commence production after 2012 and would support the Company’s medium to long term production growth.

In 2011, the Company faced unprecedented challenges in development and production. Unfavourable factors, such as the suspension of Penglai 19-3 oilfield, the failure of the “Haiyangshiyou 102” single-point mooring system and the impact of typhoons, which occurred more frequently in 2011 than in the previous years, have created significant pressure on the Company’s production. Under such circumstances, the Company has been focusing on the following areas to offset the production shortfall and accomplished its adjusted annual production target:

First, fully maximizing the production capacity of producing oil and gas fields mainly through: keeping the decline rate of matured oilfields at a low level by tracking and conducting research on oil reservoirs as well as applying measures such as infill drilling and stratified water injection accordingly; appointing daily management and oil wells management and increasing production time efficiency; and strengthening communication to secure the gas demand of downstream users and the normal production of gas fields;

Secondly, managing the production of new projects. The Company had two new projects in offshore China that successfully commenced production in 2011, namely Jinzhou 25-1 and Lufeng 13-2 adjustment project. Overseas, the Company’s newly acquired Eagle Ford shale oil and gas project in the U.S. has contributed to the Company’s production output;

Thirdly, actively responding to emergencies and collaborating with various parties to resume production as soon as possible. Given the failure of the “Haiyangshiyou 102” single-point mooring system, the Company overcame difficulties in technology, resources and construction through detailed rectification programs to promptly resume production of the oilfield; and

Fourthly, minimizing the impact of typhoons. Although the oil and gas fields of the Company were repeatedly impacted by typhoons, the Company’s proactive warning systems and proper deployment of resources ensured the safety of the Company’s oil and gas fields and prevented the typhoons from causing severe harms to the oil and gas fields affected.

In 2011, the Company’s net oil and gas production amounted to 331.8 million BOE. The Company’s growth in production has remained steady in recent years.

In 2011, the Company further identified its strategies for future development and planned to focus on the following key tasks in the next few years:

First, integrating resources so that oil and gas fields can commence production on schedule. From 2012 to 2015, over 30 new oil and gas fields of the Company in offshore China are expected to commence production successfully. To ensure timely commencement of the new projects, the Company strives to coordinate its resources more effectively and to formulate plans for procuring equipment in advance in order to ensure steady progress of the projects;

Secondly, continuing the comprehensive adjustment works on large-scale development of producing oil and gas fields based on oil reservoir research results. Over the next few years, with the commencement of production of the Suizhong 36-1 adjustment phase II, Jinzhou 9-3 adjustment and Qinhuangdao 32-6 adjustment projects, comprehensive adjustment projects are expected to become a major driving force for the Company’s future production growth;

Thirdly, capitalizing on the Company’s concentrated distribution of oil and gas fields in offshore China to promote development in the area so as to share production facilities and enhance economic efficiency. In 2012, the Weizhou 6-9/6-10 project is expected to commence production and become an example to illustrate the success of the Company’s regional development in the area; and

Fourthly, researching and developing technology to improve recovery factor of producing oilfields through application of heavy oil thermal production and fracturing technology on oilfields with low permeability;

Fifthly, strengthening the management of overseas projects and actively coordinating with local partners to ensure the safety and stable production of each project.

The Company will strive to achieve a compound annual growth rate of 6-10% for 2011-2015 and lay a solid foundation for its long-term growth.

Overseas Development
Having secured a foothold in offshore China, the Company has been exploring opportunities overseas by considering resources, returns and risks based on a value-driven acquisition strategy.

In recent years, the Company has made significant progress in overseas development and raised its degree of internationalization to a new high level. From a geographic perspective, the Company’s operations are located in Asia, Africa, Oceania, North America and South America; as for the Company’s resource types, it has shifted from the traditional oil and gas resources to unconventional oil and gas resources such as shale oil and gas as well as oil sands. Overseas reserves, production and oil and gas sales revenue account for 28.6%, 21.1% and 13.7% of the Company’s total reserves, production and oil and gas sales revenue, respectively, thereby becoming an integral part of the Company’s assets.

To address the needs for its overseas business development, the Company focused on strengthening overseas operation management, improving the management structure and increasing human resources in 2011, so as to strengthen the management of overseas assets.

In 2011, the Company’s overseas development achieved the following:

First, expansion of the shale oil and gas business in the U.S. Subsequent to the acquisition of the Eagle Ford project in the U.S. in 2010, the Company purchased a 33.3% undivided interest in the Niobrara project from Chesapeake Energy Corporation at a total consideration of US$1.267 billion. The block has 800,000 net acres.

Secondly, expansion of the oil sands business in Canada. In November 2011, the Company completed the deal of acquiring OPTI Canada Inc. at a consideration of approximately US$2.1 billion. This transaction enables the Company to expand its investment in oil sands which has abundant resource. Through cooperation with the operator Nexen, the Company is able to explore the growth potential of the Long Lake project and three other oil sands leases, which contributes to the reserves and production of the Company in mid to long term.

Thirdly, tapping into the Alberta Basin, a major basin to be developed in East Africa. In March 2011, the Company entered into agreements with Tullow Oil plc to acquire a one-third interest in each of Exploration Areas 1, 2 and 3A in Uganda for approximately US$1.467 billion in cash. The project is expected to become one of Africa’s largest onshore oil and gas development projects in recent years. The deal was closed in February 2012.

In addition, the Company announced in December 2011 the sale of CNOOC ONWJ Ltd., a subsidiary of the Company, for approximately US$212 million to EMP International (BVI) Limited. CNOOC ONWJ Ltd. holds a 36.72% working interest in the Offshore Northwest Java PSC in Indonesia.

In sum, the Company has been actively managing its overseas assets as part of its overseas development. Through flexible strategy,

the Company balances and optimizes overseas asset portfolio, having taken the resources, returns and risks into consideration, resulting in a more balanced distribution of overseas assets with reserves and production continuing to increase. Meanwhile, the Company has been taping into the unconventional oil and gas industry of shale oil and gas as well as oil sands on an appropriate scale, which provides a basis of rich resource to sustain future development and helps the Company seize growth opportunities in the future and enhance its development potential.

REGIONAL OVERVIEW

OFFSHORE CHINA

Bohai
Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2011, the reserve and daily production volume in Bohai were 1,099.8 million BOE and 426,190 BOE/day, respectively, representing approximately 34.5% and 46.9%, respectively, of the Company’s total reserves and daily production. The operation area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai is rich in oil and gas resources and has been one of the Company’s primary areas for exploration and development. In recent years, the Company has made several commercial discoveries in this region every year. In 2011, the Company made four successful discoveries in Bohai, namely Qinhuangdao 33-2, Qinhuangdao 33-3, Bozhong 34-3 and Kenli 9-1, all being independent new oil discoveries. In addition, 10 oil and gas structures were successfully appraised, namely Qinhuangdao 33-1 S, Qinhuangdao 33-2, Qinhuangdao 33-3, Kenli 10-1, Bozhong 34-3, Bozhong 34-4, Bozhong 2-1, Jinzhou 20-5, Kenli 6-4 and Qikou 18-2. In 2011, the Company’s significant accomplishments in Bohai included:

First, progress has been made in the exploration of lithologic traps surrounding the Shijiutuo uplift area. After successfully discovering Qinhuangdao 33-1S in 2010, the Company drilled two oil and gas structures at shallow formation, namely Qinhuangdao 33-2 and Qinhuangdao 33-3. These discoveries are all lithologic traps, bringing the exploration in Bohai, which had been focusing on structural traps originally, into a new phase. The area may be developed into a new large-scale oilfield group and become another major hotspot for the Company’s future growth in production.

Secondly, the exploration of the slopes to the south of the Yellow River Mouth sag was successful with a new discovery of Kenli 9-1.

Thirdly, exploration in proximity to the oilfield of Yellow River Mouth sag achieved satisfactory results with a new discovery of Bozhong 34-3.

Benefiting from these new discoveries and successful appraisals coupled with the increase in reserves from rolling exploration and development of existing oil and gas fields, Bohai’s reserve replacement ratio of crude oil was 101.8%, which demonstrates the potential of Bohai as the Company’s core exploration area.

On top of overcoming difficulties including inexorable sea ice at the beginning of the year, malfunction of the “Haiyangshiyou 102” single-point mooring system, oilfield suspension across the whole area due to damaging typhoon “Plum” in the second half of the year, and shutdown of the Penglai 19-3 oilfield, the Company’s production in Bohai remained steady, which was mainly attributable to:

First, the Company explored the potential of producing oil and gas fields to ensure a steady production. As for the Suizhong 36-1 oilfield, the Company continued the implementation of other adjustment measures such as infill drilling to sustain the production growth of this largest independent oilfield in offshore China. By optimizing water injection and increasing the production time efficiency, the Company maintained steady production at Jinzhou 25-1S and Bozhong 34-1 oilfields.

Secondly, through careful integration and coordination of resources, the Company’s new oilfields and new development wells continued to commence production. New development wells at Jinzhou 25-1S oilfield commenced production successfully with increased production; Jinzhou 25-1 oilfield commenced production on time and contributed to its production growth.

Western South China Sea
Western South China Sea is one of the most important natural gas producing areas for the Company. Currently, the typical water depth of the Company’s operation area in this region ranges from 40 to 120 meters. As of the end of 2011, the reserves and daily production volume in Western South China Sea reached 586.7 million BOE and 138,712 BOE/day, respectively, representing approximately 18.4% and 15.3%, respectively, of the Company’s total reserves and daily production.

In 2011, the Company had 3 independent new discoveries in Western South China Sea, including Weizhou 12-1S, Weizhou 11-7N and Wushi 17-2 and successfully appraised 5 oil and gas structures.

For the Yinggehai Basin, the Company successfully appraised Dongfang 13-1 middle formation, which had been discovered in 2010, assuring the exploration of natural gas under the high temperature and high pressure environment of Yinggehai, which indicates the existence of large-scale gas field under the high temperature and high pressure condition in Yinggehai. The successful appraisal is expected to bring the exploration of natural gas in the Yinggehai Basin into a new phase.

In addition, the discovery of Wushi 17-2 demonstrated the exploration potential of east Wushi, which may be developed into a new oil zone.

As for development and production, typhoons and the natural decline in certain oil and gas fields have affected the Company’s production, resulting in a slight decrease in the annual production volume. In this case, the Company continued to implement streamlined management, optimization and improved the production processes of all oil and gas fields. Meanwhile, the Company reduced the impact of typhoons and maintenance downtime on its production activities through detailed planning. In addition, through the key offshore facility checks and the integrated management of marine operations, the Company ensured the normal operation of equipment and maintain high production time efficiency.

During the development of the Yacheng 13-4 gas field, the Company applied a series of deepwater gas field development techniques designed for deepwater oil and gas fields by trials and practice and accumulated technologies and experience that are suitable for future deepwater development.

Eastern South China Sea
Eastern South China Sea is one of the Company’s most important crude oil producing areas. Currently, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2011, the reserves and daily production volume in Eastern South China Sea reached 519.9 million BOE and 146,864 BOE/day, respectively, representing approximately 16.3% and 16.2%, respectively, of the Company’s total reserves and daily production.

In 2011, the Company continued to achieve positive results from the rolling exploratory activities in Eastern South China Sea with two new independent discoveries, namely Enping 23-1 and Enping 23-2. In addition, the Company successfully appraised two oil and gas structures, namely Liuhua 16-2 and Enping 23-1. These new discoveries and successful appraisals increased the reserves in Enping area and enhanced the economic benefits of development in the area.

In addition, the oil and gas structures of Panyu 10-4W drilled in Eastern South China Sea unveiled that the discovery of Yuehai shallow oil formation may be a breakthrough for development in the Pearl River Mouth Basin, which may bring the oil exploration in Eastern South China Sea into a new phase.

In 2011, the Company overcame adverse conditions such as typhoons. The Company’s net oil and gas production derived from Eastern South China Sea rose steadily, which was attributable to the Company’s active implementation of infill drilling in mature oilfields. The full deployment of enhanced recovery measures helped to increase production. For example, investment in infill drilling of Xijiang 30-2 oilfield has increased the production of the oilfield. In addition, increased gas supply of the Panyu 30-1 gas field to Zhuhai terminal has also contributed to production growth.

Lufeng 13-2 adjustment project commenced production at the end of 2011 and its peak production is expected to reach 33,000 barrels per day. In addition, the Company actively engaged in the development of Panyu 4-2/5-1 adjustment project, which is expected to commence production in 2012. Demonstrating the Company’s large-scale comprehensive adjustment for producing oil and gas fields, these comprehensive adjustment projects commenced production successfully and are expected to become a major driver for future growth in production.

In addition, the Company will actively coordinate with its partners to promote the development and construction of the first large-scale deepwater natural gas project Liwan 3-1 in offshore China.

East China Sea
East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2011, approximately 2.2% of the Company’s reserves and 0.6% of the Company’s production were derived from East China Sea.

In 2011, the Company continued to focus on natural gas exploration surrounding the core areas, having four new discoveries and establishing a foundation for future growth in production. The Company has also conducted fracturing test of exploration wells for gas-bearing sands with low porosity and permeability, which achieved positive results and laid a foundation for the exploration of oil and gas reservoirs with low porosity and permeability, bringing the exploration of the area into a new phase.

In 2011, with increasing gas delivery quantity of downstream users, the Company’s production volume in East China Sea increased steadily.

OVERSEAS

Asia
Asia was the first overseas region that the Company entered into and has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets in Asia mainly in Indonesia and Iraq. As of the end of 2011, the reserves and daily production volume derived from Asia (excluding China) reached 223.2 million BOE and 53,872 BOE/day, respectively, representing approximately 7.0% and 5.9%, respectively, of the Company’s total reserves and daily production.

Indonesia
In Indonesia, the Company mainly owns interests in the following contracts: the SES PSC, the Malacca Strait PSC and Poleng Technical Assistance Contract. Among these, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All contracts mentioned above are currently at the production stage.

The Company also owns approximately 13.90% interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks, namely Berau, Muturi and Wiriagar, this project commenced production in 2009.

In addition, the Company owns interests in the following PSCs: the South East Palung Aru PSC, the Batanghari PSC and the Madura Strait PSC.

In May 2011, the West Madura PSC expired and the Company had not entered into the new PSCs thereafter.

In December 2011, the Company announced the sale of CNOOC ONWJ Ltd., a subsidiary of the Company, for approximately US$212 million to EMP International (BVI) Limited, which has a 36.7205% working interest in Offshore Northwest Java PSC in Indonesia. This was an important step for the Company to actively manage overseas assets and optimize its asset portfolio.

In 2011, the Company had 3 new discoveries in Indonesia. All of these discoveries are located in core areas, which can share production facilities with existing oil and gas fields and benefit from economies of scale.

In 2011, considering that most producing oil and gas fields in Indonesia had become mature, as the operator of the SES, the Company adopted various measures to maintain and increase production such as water flooding and infill drilling, in order to keep the decline rate of these mature oilfields at a low level.

Iraq
In 2010, the Company entered into a technical service contract for the development and production of the Missan oilfields in Iraq, according to which the Company acts as the lead contractor and holds 63.75% participating interest.

In 2011, the Company took over the operation of the Missan oilfield group. Scheduled to commence drilling in 2012, the project has been making steady progress with drilling rigs readily available on site. Cost recovery is expected to begin in 2012 and the project is expected to contribute to the Company’s production growth.

For a technical service contract, the cost of operation for the Missan Project is relatively high. Nevertheless, major oil and gas companies in the world have all entered into the exploration and development industry in the Middle East through technical service contracts, demonstrating the common view of the industry in this area.

Other Regions in Asia
The Company owns interests in several blocks in Myanmar, Cambodia and Qatar. These blocks are still under exploration.

Oceania
Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2011, the reserves and daily production volume derived from Oceania reached 110.7 million BOE and 25,195 BOE/day, respectively, representing approximately 3.5% and 2.8%, respectively, of the Company’s total reserves and daily production.

Australia
The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to customers such as the Dapeng LNG Terminal in Guangdong, China.

In 2011, the North West Shelf Project generated stable production volumes with economic efficiency.

Africa
Africa is one of the Company’s overseas areas with a large reserve base. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2011, the reserves and daily production volume derived from Africa reached 133.7 million BOE and 56,348 BOE/day, respectively, representing approximately 4.2% and 6.2%, respectively, of the Company’s total reserves and daily production.

Nigeria
The Company owns a 45% interest in the OML 130 block in Nigeria, which is a deepwater project and comprises four oilfields, namely Akpo, Egina, Egina South and Preowei. The Akpo oilfield commenced production in March 2009 and has reached its designed peak production capacity.

In 2011, the Company conducted preliminary development work on the other three oilfields including the Egina oilfield together with the operator.

Uganda
In 2011, the Company signed the sale and purchase agreement to acquire one-third interests of Tullow Oil plc in each of Exploration Areas 1, 2 and 3A in Uganda. Exploration Areas 1, 2 and 3A are located at the Lake Albert Basin in Uganda, which is one of the most promising basins with oil and gas resources in Africa.

In February 2012, the Company and Tullow Oil Plc closed the deal. The Company will operate the new Kanywataba exploration license in the former EA 3A, and the Kingfisher production license which was converted due to the discovery in the former EA 3A. Tullow and TOTAL S.A. will operate EA 2 and EA 1, respectively.

Other Regions in Africa
Besides Nigeria and Uganda, the Company also owns interests in several blocks in Equatorial Guinea, the Republic of Congo and Algeria. These blocks are currently under exploration.

North America
The Company holds interests in oil and gas blocks in the U.S., Canada as well as Trinidad and Tobago in North America. In addition, the Company also holds interests in MEG Energy Corporation (“MEG”) in Canada. As of the end of 2011, the Company’s reserve and daily production volume derived from North America reached 178.7 million BOE and 9,096 BOE/day, respectively, representing approximately 5.6% and 1.0%, respectively, of the Company’s total reserves and daily production.

The U.S.
The Company has acquired a 33.3% interest in each of the two shale projects in the U.S., namely the Eagle Ford project, which is located in South Texas with 600,000 net acres, and the Niobrara project, which is located in northeast Colorado and southeast Wyoming with 800,000 net acres. The operator of these projects is Chesapeake.

The Eagle Ford project commenced production in 2011 and achieved a steady increase in production volume. The Company plans to work with the operators to fine tune various operations, including drilling, fracturing as well as midstream and downstream construction in order to increase production. Meanwhile, the Niobrara project is being actively developed.

The development of shale oil and gas has become one of the growth areas for the world’s oil and gas exploration and development. The Company expects that participation in such business could help it to achieve sustainable growth and create value for its shareholders.

In addition, the Company participates in the drilling of four deepwater exploration wells at the Gulf of Mexico, and owns several exploration blocks in Alaska.

Canada
In 2005, the Company acquired part of the shares of MEG in Canada. In August 2010, MEG’s shares started trading on the Toronto Stock Exchange in Canada, resulting in a large appreciation of the value of the Company’s interest in MEG. Currently, the Company owns 14.2% of the shares of MEG.

In 2011, the Company completed the acquisition of equity interest in OPTI, an oil sands producer in Canada. The major assets acquired included a 35% working interest in Long Lake and three other oil sands projects located in the Athabasca region of northeastern Alberta.

The Long Lake project is currently at the production stage and is expected to contribute to the Company’s production with approximately 10,000 barrels per day in 2012. Currently, the Company has deployed engineers and managers to participate in the development and management of the project.

Canada is a prime location in the world with rich oil sands resources. Since oil sands are expected to become one of the new growth areas of oil and gas exploration and development in the future, the Company expects that making a foothold in the region could help to achieve sustainable growth of the Company.

In addition, the Company also owns a 60% interest in the Northern Cross (Yukon) Ltd., which owns oil and gas blocks in the Yukon area in Canada.

Trinidad and Tobago
In 2009, the Company acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block commenced production of crude oil in 2005. The natural gas field commenced production in 2011, leading to a significant increase in the production volume.

South America
The Company mainly holds a 50% interest in Bridas Corporation. The Company’s interest in this project is accounted by the equity method. As of the end of 2011, the Company’s reserves and daily production volume derived from South America reached 266.4 million BOE and 46,877 BOE/day, respectively, representing approximately 8.4% and 5.2%, respectively, of the Company’s total reserves and daily production.

Argentina
In March 2010, the Company announced to reorganize Bridas into a 50-50 joint venture with BEH for approximately US$3.1 billion in cash. With the completion of the transaction, each of the Company and BEH holds a 50% interest in Bridas, and makes management decisions jointly. Bridas holds a 40% interest in Pan American Energy in Argentina (“PAE”).

Through its affiliates (including the interest in PAE), Bridas maintains oil and gas exploration and production activities in Argentina. Following the acquisition, the Company has deployed senior management staff to participate in the daily management of Bridas. In 2011, the enhanced recovery measures of Bridas’ major producing blocks took effect and kept production stable, making a significant contribution to the production growth of the Company.

In November 2010, Bridas and BP PLC (“BP”) entered into a share purchase agreement under which Bridas proposed to acquire the 60% interests in PAE held by BP. In November 2011, Bridas sent to BP a letter to terminate the agreement. As a result of the termination, the Company would continue its participating interest in PAE through Bridas in accordance with the original co-management arrangement with BEH.

SALES AND MARKETING

Sales of Crude Oil
The Company sells its crude oil produced in offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. The Company sells its crude oil produced overseas to international and domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s crude oil sale prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude which are benchmarked by Tapis, Daqing, and Duri, respectively. The Company’s major customers in China are CNOOC, Sinopec and PetroChina.

In 2011, the international crude oil market continued to be affected by contingencies and geopolitical tensions, with the international oil prices (Brent) staying at high levels most of the time. Meanwhile, the upgrading of refineries in Asia in recent years increased the refining capacity of heavy oil; the earthquake and tsunami in Japan, coupled with the escalation of conflicts in the Middle East and North Africa regions, further boosted the benchmark crude oil prices in the Far East. Overall, the demand for crude oil, product oil and fuel oil in Asia remained strong and further pushed up the oil prices in the Far East in 2011.

Capturing the opportunities of strong demand for crude oil in China and the higher benchmark oil prices in the Far East, the Company has been closely monitoring market movements and meeting the customers’ demand to keep the Company’s average realized oil price at a higher level. In 2011, the Company’s average realized oil price was US$109.75/barrel, representing an increase of 40.8% year over year.

Sales of Natural Gas
The Company’s natural gas sales prices are determined by the Company’s negotiations with its customers. The Company’s natural gas sales agreements are generally long-term contracts, which normally provide the periodic price adjustment mechanism. The Company’s natural gas customers are primarily located on the southeastern coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

The LNG sourced by the Company from the North West Shelf Project in Australia and the Tangguh LNG Project in Indonesia is mainly based on long-term supply contracts and is sold to various customers in the Asia-Pacific region, including LNG Terminals in Guangdong Dapeng and Fujian Putian, China.

In 2011, the Company’s average realized gas price was US$5.15/Mcf, representing a 14.7% increase over the previous year, which is mainly benefitted from: (i) the Company’s negotiation with major customers that increased the sales price after the PRC government raised the onshore natural gas benchmark price in the first half of 2010; (ii) higher price for natural gas from oil and gas fields that have commenced production recently; (iii) higher sales price for certain production of Tangguh LNG in Indonesia in the spot market.

RESEARCH AND DEVELOPMENT (R&D)

In 2011, the Company continued to focus on the R&D of exploration, development and engineering of offshore oil and gas to secure stable growth in reserves and production. The Company has applied certain research findings to the operations and generated positive results, and one of the exploration research findings was honored with the Second-Class State Technological Progress Award of China in 2011.

Major Scientific Project Development
With a view to strengthening the Company’s key technologies and proactively developing technologies for the Company’s sustainable development in the mid to long term, the Company has established a number of major projects on key technologies in 2011, mainly focusing on major technology aspects including: new areas and technologies for offshore oil exploration, efficient development and enhancement of oil recovery of offshore oilfield, deepwater oilfield development projects and exploration and development for low porosity and low permeability oil and gas fields.

In addition, the Company has been engaged for a number of Chinese national research projects such as “Formation and exploration technologies of large and medium-sized offshore oil and gas fields”, and has made steady progress in 2011.

Innovative Development of Key Technologies
To provide strong technical support for new discoveries of oil and gas reserves and to maintain and increase oil and gas production, the Company increased the research and application of its exploration development technology in 2011. By using the new technology combined with exploration, drilling and testing, the Company successfully conducted drilling at the Bozhong 21-2-1 wildcat, the deepest exploratory well in Bohai, at a depth of 5,141 meters with the discovery of natural gas, which substantially expanded the exploration territory of Buried Hill Structure in Bohai.

Oil pipeline acidizing technology was first applied to the horizontal wells in the Bohai oilfield, which effectively reduced pollution and improved the production capacity. In the Suizhong 36-1 oilfield, blockage removal technology for horizontal wells has been successfully applied to six production wells, enhancing the osmotic pressure of oil pay with increased yield.

In addition, the Company’s drilling and construction works achieved innovative technology breakthroughs. The Yacheng 13-1 gas field achieved a success in well completion technology of high temperature and ultra-low pressure drilling, ensuring safe drilling operations with significant difference in drilling pressure.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

Since commencement, the Company has considered internal control and risk management as top priority. The Company clearly recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company established an Investment and Risk Management Committee (“IRMC”), which is responsible for investment decisions and risk management. All critical decisions should be approved by at least two-thirds of the members of the Committee. The Company cannot invest in any projects that have been vetoed by the Committee. Therefore, decision making risks can be minimized by implementing the appropriate mechanisms.

In addition, IRMC is responsible for setting the objective of risk management, assessing key risks in major investments, important events and key business processes, reviewing and approving solutions to major risks, and submitting the risk management report to the Board periodically.

The “Sarbanes-Oxley Act” promulgated in the U.S. in 2002 and the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange in 2004 imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes that such regulations not only represent regulatory requirements imposed by the market, but also motivate the Company to improve its management system and create value for its shareholders.

In terms of internal control, the Company introduced the internal control framework developed by COSO Committee (“Committee of Sponsoring Organizations of the Treadway Commission”) of the United States, establishing an internal control system and mechanism over finance and accounting, business operation and corporate governance. Such internal control system has been continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

In respect of risk management, in 2007, the Company officially adopted the COSO-ERM framework to ensure that all key risk factors are closely monitored and to keep the risk impact to the minimum.

Listed in both Hong Kong and the U.S., the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to assure the Company of a more robust development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (HSE)

As an offshore exploration and production company, the Company faces significant operational risks and always emphasizes on HSE. The Company promotes the philosophy and culture of HSE among its employees. The Company strives to establish a comprehensive management system to improve the employees’ awareness of HSE during operations and strengthen their risk identification and risk management skills.

Facing the complex situation of safety and environmental protection, the Company continued to improve the management system and promote intrinsic safety management while strengthening inspection and training as well as improving emergency response in 2011.

In 2011, the Company continued to enhance the risk identification and control on HSE and tried to identify and prevent key risks. The Company conducted investigations on four branches in China and timely rectified the potential risks identified in respect of certain safety and environmental protection issues. The Company prepared a report to summarize the self-examination results of all business units.

The Company conducted safety inspections on all oil and gas fields as well as the production facilities to prevent the potential risks identified. In addition, the Company has further improved the stipulations on the operational safety and environmental protection on well drilling and completion.

The Company has also imposed HSE standards on its service contractors. To further regulate the safety management of helicopters, the Company renewed the engagement of professional assessment companies to conduct safety checks on helicopter contractors. The contractors were required to rectify all problems identified.

In order to improve the emergency response capability, the Company’s headquarters conducted numerous professional trainings in areas such as safety certifications and safety supervision in 2011. More than 400 person-times of employees participated in these trainings. Further, over 30,000 person-times of staff members and contractors attended the professional trainings conducted by various branches of the Company.

In 2011, there was no accident causing critical casualties. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics maintained at a good level, and the Company’s performance continued to improve.

						Number	Rate
				Number	Rate	of Days	of Lost
		Number of	Rate of	of Lost	of Lost	Away &	Workdays &
	Gross	Recordable	Recordable	Workdays	Workdays	Working	Restricted	Death
Scope	Man-hours	Cases	Cases	Cases	Cases	Shifts	Days	Cases

Company staff	11,251,681	5	0.09	3	0.05	62	1.10	0

Staff of the Company and
direct contractors	66,079,145	47	0.14	26	0.08	932	2.82	0

Review on oil spill accidents of Penglai 19-3 oilfield

Penglai 19-3 oilfield, located in Bohai, is an oilfield operated under a PSC, pursuant to which COPC is the operator and responsible for the daily operations of the oilfield.

According to the report from the operator, a seepage of oil from the seabed was found near Platform B in early June 2011. It was also observed in mid June that a small-scale influx occurred in one of the wells being drilled in Platform C, resulting in another oil spill.

After the accident occurred, the Company, in accordance with the provisions provided in related contracts and agreements and upon the request of the operator, initiated the emergency response plan and deployed numerous personnel and resources to assist and support the operator on the oil spill follow-up work.

On 13 July 2011, the operator informed the Company that the SOA requested the operator to suspend production from Platforms B and C until the risk of oil spill has been eliminated.

On 2 September 2011, the SOA ordered the operator to suspend water injection, drilling and oil and gas production operations (the “Three Suspensions”) at the entire Penglai 19-3 oilfield; to take effective measures to continue screening out the potential oil spill risks, seal all sources of oil spillage and complete the cleanup work in a timely manner; to recompose the EIA for the development of Penglai 19-3 oilfield and, upon further approval on the EIA, to resume the operations gradually; to revise the ODP, and the “Three Suspensions” will only be lifted after the approval of the ODP.

On 12 September 2011, CNOOC announced that it approved the Depressurization Plan and Sealing Plan of the operator.

On 11 November 2011, the SOA announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

CORPORATE CITIZEN

The Company always aims at becoming and remaining an outstanding corporate citizen and is committed to social responsibility. The Company is required not only to enhance its core competitiveness, achieve sustainable development and create value for its shareholders, but also to pay close attention to the interests of other stakeholders, so as to accomplish harmonious developments between the enterprise and the society, as well as between humanity and nature.

The Company’s social responsibility ideology is to become a driving force for sustainable energy supply, a leading force for clean and green energy development and a motivating force for harmonious development of the stakeholders and the society.

By continuing to follow the above ideology, the Company fulfilled its social responsibilities in 2011 primarily in three key areas:

1.	A driving force for sustainable energy supply

The Company achieved significant progress in exploration, development and production in 2011 with 16 new discoveries of oil and gas and maintained stable growth in oil and gas reserves and production.

The Company also made significant progress in overseas development through engaging in the Niobrara Shale Project in the U.S. and the acquisition of OPTI in Canada to further expand the Company’s investment in unconventional oil and gas fields, which provides a resource base for the Company’s long-term development.

With increasing reserves and production volume, the Company has gradually broadened its energy supply to the PRC and the world and become a driving force for sustainable energy supply. We regard this as the most important part of our social responsibility.

2.	A leading force for clean and green energy development

In 2011, the Company increased its participation in the shale oil and gas project in North America while developing the conventional natural gas business. In the PRC, the Company acquired a shale gas block in Anhui province and commenced exploration works. In the future, the Company plans to continue developing clean energy to create a better environment.

In 2011, the Company strengthened its safety and environmental protection measures and effectively improved its HSE capability.

In addition, the Company continued to encourage energy conservation. As a result, unit energy consumption and carbon dioxide emissions were under effective control.

3.	A motivating force for the harmonious development of the stakeholders and the society

In 2011, the Company participated in various charitable activities such as helping the poor and the students in need, and donating to disaster victims. During the year, the Company continued to fulfill its donation commitment to the Sichuan earthquake-hit areas. In addition to the assistance fund provided to the disaster zones in each of 2008, 2009 and 2010, the Company, by way of cost reduction and efficiency enhancement, donated an additional RMB70 million for the reconstruction of the disaster zones.

In 2011, the Company assisted in improving the learning conditions of children in Guizhou, Liaoning and other regions through financing the construction of schools, sponsoring stationery and books, and making monetary donation.

In Hong Kong, the Company continued its cooperation projects with Chinese University of Hong Kong by contributing HK$3 million to its scholarship programs which were intended to assist outstanding students from mainland China to attend this university.

The Company was also involved in community building by encouraging a harmonious environment between the enterprise and the community in order to achieve mutual benefit and promotion. In 2011, the Company’s operating vessels participated in a number of marine rescues. The Company rescued drowning fishermen and cargo ship crew members on several occasions.

At the end of December 2011, CNOOC officially submitted a registration application to the Ministry of Civil Affairs of the People’s Republic of China for establishment of “CNOOC Marine Environmental and Ecological Protection Public Welfare Foundation” (“the Foundation”). The Foundation was launched by CNOOC and will focus primarily on marine environmental and ecological protection as well as related scientific research and technology advancement and other charitable public welfare projects. Upon approval on the registration, the Foundation will prioritize the work on marine environmental protection and comprehensive treatment. CNOOC Limited, as the donator, contributed RMB500 million to protect the marine environment and restore the marine ecosystem.

The Company actively carries out its social responsibility in overseas as well. The Company donated A$100,000 to the Queensland government for the flood victims in Australia and donated disaster relief of US$50,000 to the debris-flows-stricken Bulambuli District in Eastern Uganda.

In 2012, the Company plans to republish its “Corporate Social Responsibility Report” to summarize its social responsibility performance.

Human Resources
Human resources are the Company’s valuable assets. Throughout the years, the Company has built a professional and highly efficient work force, who are capable of tackling the challenges. This is essential to the Company’s success. In order to meet the growing demand for human resources as a result of its rapid growth, in 2011, the Company conducted organizational integration and restructuring, performance evaluation, occupational qualification, cultivation of international talents, and establishment of talent task force.

Organizational integration and restructuring
To cope with its rapid development, the Company consolidated the responsibilities of various departments and streamlined their structure through restructuring in 2011.

Optimizing the performance evaluation system
In 2011, leveraging its experience of performance evaluation in 2010, the Company further adjusted the performance evaluation benchmark for various departments, each of which has established a self-evaluation mechanism.

Establishing an occupational qualification system
In 2011, the Company further improved and applied the capability model for professional and technical personnel in order to provide a scientific and reliable standard, professional and effective training system, reasonable and objective assessment and evaluation system as well as an auxiliary appraisal system for promotion. The Company believes this would help to increase their morale and cultivate an explorative and creative atmosphere.

Cultivation of international talents force
To cultivate international management and technical talents, in 2011, the Company provided its international talents with trainings such as domestic full-time training, overseas technical degrees, domestic and overseas MBA educations as well as overseas short-term trainings.

Establishing a talent force
In 2011, the Company focused on recruiting senior professionals that it needed, and established a mechanism to attract and retain talents. The Company also established a scientific and systematic evaluation mechanism. To better motivate its talents, the Company established and continuously improved its recruitment and compensation incentive mechanism.

Strengthening operations and staff training
In 2011, the Company promoted the principle of “five-goods” (namely, good HSE, good task completion, good on-site management, good cost savings and good team building) for offshore operations to improve the management of offshore production facilities and the execution capability of the team.

In 2011, the Company conducted 6,492 trainings with 72,782 person-times of participants.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2011, the Company was awarded the “Corporate Governance Asia Recognition Awards — One of the Best Companies in China” for the third consecutive year by Corporate Governance Asia. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2011, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and will comply with the Corporate Governance Code and Corporate Governance Report (the “New CG Code”) as set out in Appendix 14 of the Listing Rules with effect from 1 April 2012, ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the recently published New CG Code, the Company has enhanced the disclosure of summary of the Company’s key corporate governance practices during 2011 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer. The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of ten members, including two Executive Directors, four Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2011.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees and the management are set out on pages 40 to 45 and 135 respectively. The relevant information is also disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•
Board meeting are held at least four times a year at approximately quarterly intervals. Seven Board meetings have been held in 2011. In addition to the Board meetings, members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•
The Board will regularly review the contribution required from a Director to perform his responsibilities to the Company, and whether he is spending sufficient time performing them in accordance with the New CG Code which will become effective from 1 April 2012.

Attendance at full Board meetings in 2011:

	No. of Meetings attended
	(7 meetings in total)
	by Director	by alternate

Executive Directors
Li Fanrong	7	0
Wu Guangqi (Note 1)	4	3

Non-executive Directors
Wang Yilin (Chairman) (Note 2)	4	0
Fu Chengyu
(Former Chairman) (Note 3)	3	0
Yang Hua (Vice Chairman) (Note 4)	7	0
Zhou Shouwei (Note 5)	5	2
Wu Zhenfang	7	0

Independent
Non-executive Directors
Edgar W. K. Cheng (Note 6)	4	2
Chiu Sung Hong	7	0
Lawrence J. Lau	7	0
Tse Hau Yin, Aloysius	7	0
Wang Tao	7	0

Note 1:
Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting via teleconference held on 4 January 2011 and to vote on his behalf. Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 27 May 2011 and to vote on his behalf. Mr. Wu Guangqi appointed Mr. Li Fanrong as his alternate to attend the Board meeting via teleconference held on 14 July 2011 and to vote on his behalf.

Note 2:	Mr. Wang Yilin was appointed as Chairman of the Board and Non-executive Director of the Company on 15 April 2011.

Note 3:	Mr. Fu Chengyu resigned as Chairman of the Board and Non-executive Director of the Company on 15 April 2011.

Note 4:	Mr. Yang Hua resigned as Chief Executive Officer of the Company and was re-designated from Executive Director to Non-executive Director of the Company with effective from 23 November 2011.

Note 5:
Mr. Zhou Shouwei appointed Mr. Yang Hua as his alternate to attend the Board meeting via teleconference held on 4 January 2011 and to vote on his behalf. Mr. Zhou Shouwei appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 24 August 2011 and to vote on his behalf.

Note 6:
Dr. Edgar W. K. Cheng appointed Professor. Lawrence J. Lau as his alternate to attend the Board meetings via teleconference held on 4 January 2011 and 15 April 2011. On 3 November 2011, Dr. Edgar W. K. Cheng resigned as Independent Non-executive Director and a member of the Nomination Committee of the Company due to personal health reason.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings are scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notice will be given.

•	Minutes of the meetings of the Board and Board Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable notice by any Director.

•
Minutes of the meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Board Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time for their comments and records respectively.

•	The Committees of the Board may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such matter has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive
Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The roles of the Chairman and CEO of the Company are separate and are not performed by the same individual. Mr. Wang Yilin serves as the Chairman of the Board and Mr. Li Fanrong serves as the CEO of the Company.

•
The Chairman ensures that all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•
One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each board meeting to the Joint Company Secretary who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•
The Chairman encourages all Directors to make a full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allow sufficient time for discussion of issues and ensure that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors without the Executive Directors present at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•
The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between executive and non-executive directors.

•
The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Chairman and the CEO ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
As of 31 December 2011, the Board consisted of ten members: two of them were Executive Directors, four of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. An updated list of the Directors identifying their role and function has been published and maintained on the Company’s website and on the Hong Kong Stock Exchange’s website.

•
The Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. Both of them are engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Mr. Wu Guangqi and Mr. Li Fanrong have around 30 years experience in petroleum exploration and operation respectively.

•
The Non-executive Directors of the Company are all individuals with immense experiences in the parent company’s respective fields of operation. Most of them have over 30 years of experiences in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•
The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & A.5 Appointments, re-election and removal & Nomination Committee
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consisted of two Independent Non-executive Directors (Professor Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Zhou Shouwei) as of 31 December 2011 with Mr. Zhou Shouwei as the Chairman of the Nomination Committee. For the purpose of fully complying with the New CG Code in respect of the requirement on the Chairman of the Nomination Committee, Mr. Wang Yilin, the Chairman of the Board, was appointed as the Chairman of the Nomination Committee with effect from 28 March 2012 and Mr. Zhou Shouwei ceased acting as the Chairman and a member of the Nomination Committee with effect from the same day. A list of the present members of the Nomination Committee is set out under the section headed “Company Information” on page 135 of the annual report.

•
The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates to serve as directors and senior management of the Company for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose that the shareholders vote by way of a separate resolution on any decision to retain such Independent Non-executive Director and include in the circular to shareholders the reasons why the Board considers such Director to still be independent and shall be re-elected.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•
Our Non-executive Directors are appointed for a term of one year. However, none of existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code provision. Further explanation is set out under the section of “Compliance with the code on corporate governance practices” on page 36.

•
All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (“Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—
Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy.

—	Identified individuals suitably qualified to become Board members and selected or made recommendations to the Board on the selection of individuals nominated for directorships.

—	Assessed the independence of Independent Non-executive Directors.

—	Made recommendations to the Board on relevant matters relating to the appointment or re-election of Directors.

•	Following the adoption of the new CG Code, the Nomination Committee will make recommendations to the Board on the succession planning for Directors, in particular the Chairman and CEO.

•
During the year ended 31 December 2011, the Nomination Committee recommended to the Board the following candidates as Directors according to the nomination policy and procedure of the Nomination Committee:

—	the appointment of Mr. Wang Yilin as Chairman of the Board and Non-executive Director of the Company

—	the re-election of Mr. Wang Yilin as Non-executive Director, Mr. Li Fanrong as Executive Director, Professor. Lawrence J. Lau and Mr. Wang Tao as Independent Non-executive Directors of the Company

—	the re-designation of Mr. Yang Hua from Executive Director to Non-executive Director of the Company

Attendance of individual members at Nomination Committee meetings in 2011

	No. of Meetings attended
	(3 meetings in total)
Directors	by committee member	by alternate

Zhou Shouwei (Chairman) (Note 1)	2	1
Edgar W. K. Cheng (Note 2)	0	2
Lawrence J. Lau	3	0
Wang Tao	3	0

Note 1:
Mr. Zhou Shouwei appointed Mr. Wang Tao as his alternate to attend the Nomination Committee meeting held on 22 March 2011 and to vote on his behalf. With effect from 28 March 2012, Mr. Wang Yilin was appointed as the Chairman of the Nomination Committee and Mr. Zhou Shouwi cease serving as Chairman and a member of the Nomination Committee any longer.

Note 2:
Dr. Edgar W. K. Cheng appointed Professor Lawrence J. Lau as his alternative to attend the Nomination Committee meeting held on 22 March 2011 and to vote on his behalf. Dr. Edgar W. K. Cheng appointed Professor Lawrence J. Lau as his alternative to attend the Nomination Committee meeting via teleconference held on 15 April 2011 and to vote on his behalf. On 3 November 2011, Dr. Edgar W. K. Cheng resigned as Independent Non-executive Director and a member of the nomination committee of the Company due to personal health reason.

A.6	Responsibilities of Directors
Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•
All Directors newly appointed to the Board receive appropriate briefing and training from the Company. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly. Directors will participate in continuous professional development to develop and refresh their knowledge and skills, including but not limited to training arranged by the Company on the roles, functions and duties of a listed company’s director according to the requirements of the New CG Code with effect from 1 April 2012.

•
The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interest arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•
During 2011, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their skills and expertise with the Board or the relevant Committee. All of the Non-executive Directors and Independent Non-executive Directors of the Company make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments. Following the adoption of the New CG Code, the Non-executive Directors and the Independent Non-executive Directors will be responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•
Mr. Wang Yilin, Chairman of the Board, Mr. Yang Hua, Vice Chairman of the Board, together with several Independent Non-executive Directors (Mr. Chiu Sung Hong, Professor Lawrence J. Lau and Mr. Tse Hau Yin, Aloysius), attended the annual general meeting in 2011 and responded to questions raised by the shareholders. Following the adoption of the New CG Code, the Non-executive Directors and Independent Non-executive Directors will attend general meetings of the Company where practicable.

A.7	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•
The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt response to queries raised by the Directors. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•
The Remuneration Committee currently comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Wu Zhenfang) with Mr. Chiu Sung Hong as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority for determining and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 135 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company, determining the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management is needed to run the Company successfully, but at the same time the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package comprises the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs and company development;

—	Responsibilities of the Directors and their individual contribution;

—	Changes in appropriate markets, for example, supply/demand fluctuations and changes in competitive conditions; and

—	The desirability of performance-based remuneration.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2011, are set out on pages 88 to 89 of the annual report.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.
The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the board’s corporate goals and objectives. Other general staff, and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 10 and 11 to the financial statements on pages 88 to 90 for details of Directors’ remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—
Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors;

—	Made recommendations to the Board regarding the adoption of share option schemes and any other equity-based compensation plans; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the Remuneration Committee Charter and recommended the proposed changes to the Board.

Attendance of individual members at Remuneration Committee meetings in 2011

	No. of Meetings attended
	(4 meetings in total)
Directors	by committee member	by alternate

Chiu Sung Hong (Chairman)	4	0
Tse Hau Yin, Aloysius	4	0
Wu Zhenfang	4	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board, by providing of a monthly management report, to ensure that the Board fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfil these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
Directors of the Company will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 53 to 59 for details.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the US Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 117 to 129).

•
The Company’s Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditor’s Report on page 60.

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard shareholders’ investment and the issuer’s assets.”

•
The Directors regularly receive reports from the management of the Company regarding the establishment, review and evaluation of the Company’s financial, operational and compliance, internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Company would review, among other things, adequacy of resources, staff’s qualifications and experience, training programmes and budget of our accounting and financial reporting functions.

•
The Company has established and maintains an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impact. Based on the Company’s strategies, the Investment and Risk Management Committee is responsible for setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Audit Committee is responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established a system and mechanism over financial, operational and compliance controls and conducts an extensive and continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company will continue to improve such system to comply with the regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of the internal control regarding the financial report as of 31 December 2011, and has not discovered any material weakness through the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2011, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee, together with senior management and the external auditors, has reviewed the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board has also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management, and made a reference to the “Basic Standard for Enterprise Internal Control” and its ancillary guidelines which were issued by PRC regulatory authorities so that sufficient attention and monitoring will be paid to all key business risks of the Company.

The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 135 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions resulting from financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board the re-appointment of Ernst & Young as external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement;

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary; and

—
Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2011

	No. of Meeting attended
Independent	(4 meetings in total)
Non-executive
Directors	by committee member	by alternate

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.        DELEGATION BY THE BOARD

D.1	Management functions Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf of the Company.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

•
The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the above-mentioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	Following the adoption of the New CG Code, the Directors will review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has formal letters of appointment for directors setting out the key terms and conditions of their appointment.

D.2 & D.3 Board Committees & Corporate Governance Functions
Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•
The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) which deal clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall review the Company’s business ethics and compliance policies, related reports and training programs as appropriate and shall also be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and make recommendations to the board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and make recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers and make recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report and make recommendations to the Board in that regard.

•
The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of directors and senior management and make recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•
The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The annual general meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairman of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•
The Chairmen of the Board and all Committees, or in his absence an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•
The Company’s management ensures the external auditor attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditor independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll
Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•
In 2011, all votes of shareholders at the general meeting of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll in the general meeting of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary
Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•
During 2011, Mr. Jiang Yongzhi and Ms. Tsue Sik Yu, May acted as the Joint Company Secretaries of the Company. On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary and Mr. Zhong Hua was appointed as Joint Company Secretary of the Company with effect from the same day. The biographies of Mr. Zhong Hua, Ms. Tsue Sik Yu, May and Mr. Jiang Yongzhi are set out on page 45 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretary will report to Chairman of the Board and/or the CEO.

•	Following the adoption of the New CG Code, each of the Joint Company Secretaries will take no less than 15 hours of relevant professional training.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and section 113 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong). On the requisition of shareholders of the Company holding at the date of lodgement of the requisition not less than one twentieth of such of the paid-up share capital of the Company as at the date of lodgement carries the right of voting at general meetings, the Directors must proceed duly to convene an EGM.

The requisition must state the objectives (which must be capable of being effectively achieved) of the meeting, be signed by the shareholders who propose to convene the meeting, and be lodged at the registered office of the Company. The Directors must thereafter within 21 days from the lodgement of the requisition proceed duly to convene a meeting for a day not more than 28 days after the date on which the notice convening the meeting is given.

Whilst giving the above requisition, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolution to enable all of the shareholders to properly consider and determine the proposed resolution.

The Company will, upon receipt of a properly lodged requisition referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolution in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2011, except for deviation from provision A.4.1 only. The following summarises the requirement under the relevant CG Code provision and the Company’s reasons for such deviation.

CG Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT

During the year ended 31 December 2011, there were following changes in Directors and senior management.

On 15 April 2011, Mr. Fu Chengyu resigned as Chairman of the Board of Directors and Non-executive Director of the Company and Mr. Wang Yilin was appointed as Chairman of the Board of Directors and Non-executive Director of the Company with effect from the same day.

On 3 November 2011, Dr. Edgar W. K. Cheng resigned as independent non-executive director and a member of the nomination committee of the Company due to personal health reason.

On 23 November 2011, Mr. Yang Hua resigned as CEO of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company. Mr. Yang continues to serve as the Vice Chairman of the Board. Mr. Li Fanrong was appointed as CEO of the Company on the same day.

On 22 March 2012, Mr. Jiang Yongzhi resigned as Joint Company Secretary and Mr. Zhong Hua, the Chief Financial Officer, was appointed as Joint Company Secretary of the Company with effect from the same day.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no any other change in information of Directors of the Company except the disclosures in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2011.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the above-mentioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2011, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditors (“Auditors”) for the financial year ended 31 December 2011. Services provided by the Auditors and fees charged by the Auditors for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB17.67 million (approximately US$2.61 million) for the financial year ended 31 December 2010 and RMB19.31 million (approximately US$3.06 million) for the financial year ended 31 December 2011.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB1.64 million (approximately US$0.24 million) for the financial year ended 31 December 2010 and approximately RMB0.68 million (approximately US$0.11 million) for the financial year ended 31 December 2011.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB0.41 million (approximately US$0.06 million) for the financial year ended 31 December 2010 and RMB0.72 million (approximately US$0.11 million) for the financial year ended 31 December 2011.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB0.42 million (approximately US$0.06 million) for the financial year ended 31 December 2010 and RMB1.25 million (approximately US$0.20 million) for the financial year ended 31 December 2011.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2010 and for the financial year ended 31 December 2011.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

Directors and Senior Management

Executive Directors
1	Li Fanrong
2	Wu Guangqi

Non-executive Directors
3	Wang Yilin (Chairman)
4	Yang Hua (Vice Chairman)
5	Zhou Shouwei
6	Wu Zhenfang

Independent Non-executive Directors
7	Chiu Sung Hong
8	Lawrence J. Lau
9	Tse Hau Yin, Aloysius
10	Wang Tao

EXECUTIVE DIRECTORS

Li Fanrong
Born in 1963, Mr. Li is a professor-level senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute (now Yangtze University) in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 28 years. He joined China National Offshore Oil Corporation (the “CNOOC”) in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he served as an Assistant President of CNOOC. Mr. Li has worked as President of CNOOC Energy Technology & Services Limited since February 2009, and has served as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010. He was appointed as Chief Executive Officer of the Company with effect from 23 November 2011.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr.

Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Wang Yilin
Born in 1956, Mr Wang is a professor-level senior engineer. He graduated from China University of Petroleum majoring in petroleum geology and exploration and received a doctorate degree. He has nearly 30 years of working experience in China’s oil and gas industry. From June 1996 to September 1999, Mr. Wang served as the deputy director and chief exploration geologist of Xinjiang Petroleum Administration Bureau. From September 1999 to May 2004, he served as the general manager of Xinjiang Oilfield Company. From June 2001 to May 2004, he served as the senior executive of Xinjiang Petroleum Administration Bureau. From July to December 2003, he served as the Assistant to General Manager of China National Petroleum Corporation (“CNPC”). From December 2003 to April 2011, he served as the Deputy General Manager of CNPC. From July 2004 to July 2007, he also served as the safety director of CNPC. From November 2005 to 14 April 2011, he served as a Director of PetroChina Company Limited, a company listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange respectively. Since 8 April 2011, Mr. Wang serves as Chairman of China National Offshore Oil Corporation. Mr. Wang was appointed as Chairman and Non-executive Director of the Company with effect from 15 April 2011.

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in the China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited (“COSL”), a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010. Mr. Fu resigned as Chairman of the Board of Directors and Non-executive Director of the Company on 15 April 2011.

Yang Hua
Born in 1961, Mr. Yang is a professor-level senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager

of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, President of the Company from March 2009 to September 2010, and was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang was appointed as Director and President of CNOOC in August 2011. In addition, he serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to July 2011, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005. He resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been a Vice President of CNOOC. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Wu Zhenfang
Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then was appointed as Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd., CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was

Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He was an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006. Dr. Cheng resigned as independent non-executive director and a member of the nomination committee of the Company and the independent non-executive director of Shui On Land Limited due to personal health reason on 3 November 2011.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Holdings Limited (formerly Yunnan Enterprises Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 170 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 and 2012 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, Vice-Chairman of CITIC Capital Holdings Limited, Hong Kong, an Independent Non-executive Director of Semiconductor Manufacturing International Corporation, Hong Kong and Far EasTone Telecommunications Company Limited, Taipei. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang served as the Honorary Chairman and an Executive Director of Sino Union Energy Investment Group Limited (Formerly Sino Union Petroleum & Chemical International Limited), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 30 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined

CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo
Born in 1953, Mr. Zhao is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective June 2008.

Chen Bi
Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen is a professor-level senior engineer. He graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 30 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He is a professor-level senior engineer. He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has around 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and Science and Technology Development of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute).

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a

subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Zhong Hua
Born in 1960, Mr. Zhong is Chief Financial Officer and Joint Company Secretary of the Company. Mr. Zhong is a senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer, Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of China Offshore Oil Nanhai West Corporation. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of CNOOC Ltd. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of COSL. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. On 22 March 2012, Mr. Zhong was appointed as a Joint Company Secretary of the Company.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the General Manager of CNOOC International Limited and is responsible for the Company’s International affairs. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Manager and Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as General Manager of CNOOC International Limited. In December 2011, Mr. Fang was appointed as Vice President and General Manager of International Cooperation Department of the Company and General Manager of CNOOC International Limited. Mr. Fang also serves as the head of the Foreign Affairs Bureau of CNOOC.

JOINT COMPANY SECRETARIES

Zhong Hua
Please refer to the biography of Mr. Zhong on page 44 for details.

Jiang Yongzhi
Born in 1973, Mr. Jiang was the Joint Company Secretary of the Company. He is a CFA Charterholder and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since 14 December 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company with effect from 29 January 2010. Mr. Jiang resigned as a Joint Company Secretary of the Company on 22 March 2012.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2011.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2011 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 27 to the consolidated financial statements on pages 101 to 102 for details of the loans and borrowings of the Group as at 31 December 2011.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 16 to the consolidated financial statements on pages 93 to 94 for net movements in property, plant and equipment of the Group for the year ended 31 December 2011.

RESERVES

The distributable reserves of the Company as at 31 December 2011, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB35,664 million.

Please refer to the consolidated statement of changes in equity on page 63 and note 30 to the consolidated financial statements on page 106 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2011.

SUBSIDIARIES, ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES

Particulars of the Company’s subsidiaries, associates and jointly-controlled entities as at 31 December 2011 are set out in notes 18, 19 and 20 to the consolidated financial statements on pages 95 to 99.

DIVIDENDS

An interim dividend of HK$0.25 (tax inclusive) per share was declared on 24 August 2011, and paid to the shareholders of the Company on 30 September 2011.

The Board recommended a payment of a final dividend of HK$0.28 (tax inclusive) per share for the year ended 31 December 2011, payable on 28 June 2012 to all shareholders on the register of members of the Company on 6 June 2012 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 32 to the consolidated financial statements on page 110 for details of the retirement benefits of the Group for the year ended 31 December 2011.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2011 represented approximately 17% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 43% of the total purchases of the Group for the year ended 31 December 2011.

Sales to the largest customer for the year ended 31 December 2011 represented approximately 22% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 39% of the Group’s total revenue for the year ended 31 December 2011.

For the year ended 31 December 2011, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 22 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2011 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.	in accordance with the relevant agreement governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2011:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB6,676 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB24,067 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB8,228 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB821 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB1,401 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB152,315 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB8,034 million.

(iv)
The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance Corporation Limited (“CNOOC Finance”) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB 9,800 million and 5% of the relevant percentage ratios under the Listing Rules for the period from 1 January 2011 to 31 December 2011.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 31 to the consolidated financial statements on pages 107 to 109 for a summary of the related party transactions which include the Group’s continuing connected transactions.

The Company entered into a new comprehensive framework agreement on 1 November 2010 with CNOOC for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the new comprehensive framework agreement is for a period of three years from 1 January 2011. The new comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements the Company entered into on 8 November 2007. The continuing connected transactions under the new comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2011 were approved by the independent shareholders of the Company on 24 November 2010 and are set out below.

Categories of continuing
 connected transactions                                           Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ending
	exploration and	31 December 2013,
	support services	RMB6,676 million,
RMB7,431 million and
RMB7,737 million,
respectively

(b)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	development and	RMB24,067 million,
	support services	RMB37,906 million and
RMB38,822 million,
respectively

(c)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	production and	RMB8,228 million,
	support services	RMB9,051 million and
RMB9,956 million,
respectively

(d)	Provision of	For the three years ending
	marketing,	31 December 2013,
	management and	RMB820.98 million,
	ancillary services	RMB856.52 million and
RMB905.09 million,
respectively

(e)	FPSO vessel leases	For the three years ending
31 December 2013,
RMB1,401 million,
RMB1,390 million and
RMB1,546 million,
respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management,	For the three years ending
technical, facilities and	31 December 2013,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its	RMB100 million,
associates	respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the three years ending
	and natural gas	31 December 2013,

	products (other	RMB152,315 million,
	than long term sales	RMB158,163 million and
	of natural gas and	RMB165,561million,
	liquefied natural gas)	respectively

(b)	Long term sales of	For the three years ending
	natural gas and	31 December 2013,
	liquefied natural gas	RMB8,034 million,
RMB9,146 million and
RMB21,155 million,
respectively

Financial services provided by CNOOC Finance to the Group

On 20 August 2010, the Company entered into a renewal agreement with CNOOC Finance to renew the financial services framework agreement entered into by the Company and CNOOC Finance dated 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The continuing connected transactions under the renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the reporting, annual review and announcement requirements.

The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed RMB9,800 million for the period from 1 January 2011 (being the effective date of the renewal agreement) to 31 December 2013.

SHARE CAPITAL

Please refer to note 29 to the consolidated financial statements on page 103 for details of movements in the Company’s share capital for the year ended 31 December 2011.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors,senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 29 to the consolidated financial statements on pages 103 to 105 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2011.

During the year ended 31 December 2011, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the Company's shares	Weighted average price of the Company's shares
		Number of share options							Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of s-hare	grant date	exercise	date of
of grantee	2011	the year	the year	the year	the year	2011	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Executive Directors
Wu Guangqi	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,857,000	–	–	–	–	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,857,000	–	–	–	–	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Non-executive Directors
Fu Chengyu***	1,750,000	–	–	–	(1,750,000)	–	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	–	–
	1,750,000	–	–	–	(1,750,000)	–	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,150,000	–	–	(1,150,000)	–	–	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	2,500,000	–	–	(2,500,000)	–	–	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	3,500,000	–	–	(3,500,000)	–	–	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	3,850,000	–	–	(3,850,000)	–	–	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	4,041,000	–	–	(4,041,000)	–	–	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	4,041,000	–	–	(4,041,000)	–	–	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	4,041,000	–	–	(4,041,000)	–	–	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,100,000	–	–	(2,100,000)	–	–	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Yang Hua****	1,150,000	–	–	–	(1,150,000)	–	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	–	–
	1,150,000	–	–	–	(1,150,000)	–	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,150,000	–	–	–	–	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	1,610,000	–	–	–	–	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	2,835,000	–	–	–	–	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	2,000,000	–	–	–	–	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

		Number of share options								Price of the Company's shares	Weighted average price of the Company's shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of s-hare	grant date	exercise	date of
of grantee	2011	the year	the year	the year	the year	2011	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Zhou Shouwei	1,400,000	–	–	–	(1,400,000)	–	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	–	–
	1,750,000	–	–	–	(1,750,000)	–	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	1,750,000	–	–	–	–	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	1,750,000	–	–	–	–	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	2,450,000	–	–	–	–	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	2,700,000	–	–	–	–	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	2,835,000	–	–	–	–	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	2,835,000	–	–	–	–	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Wu Zhenfang	800,000	–	–	–	–	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	1,770,000	–	–	–	–	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	1,857,000	–	–	–	–	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	1,857,000	–	–	–	–	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	1,800,000	–	–	–	–	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	1,800,000	–	–	–	–	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Independent Non-executive Directors
Chiu Sung Hong	1,150,000	–	–	–	–	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–

Other Employees	3,250,000	–	–	–	(3,250,000)	–	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	–	–
in aggregate	9,300,000	–	–	–	(9,300,000)	–	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	–	–
	10,649,966	–	–	–	–	10,649,966	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	–	–
	17,649,934	–	–	–	–	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	–	–
	27,230,000	–	–	–	–	27,230,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	–	–
	40,370,000	–	–	–	–	40,370,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	–	–
	47,848,000	–	–	–	–	47,848,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	–	–
	61,032,000	–	–	(1,749,000)	–	59,283,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	–	–
	76,226,000	–	–	(2,450,000)	–	73,776,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	–	–
	92,335,000	–	–	(2,172,000)	–	90,163,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	–	–

Total	474,054,900	–	–	(31,594,000)	(21,500,000)	420,960,900

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 per cent of the share options granted are vested 18 months after the date of grant, the remaining 50 per cent are vested 30 months after the date of grant.
***	Mr. Fu Chengyu resigned as Chairman of the Board of Directors and Non-executive Director of the Company on 15 April 2011.
****	Mr. Yang Hua was re-designated to Non-executive Director of the Company on 23 November 2011.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year ended 31 December 2011, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

	Purchase consideration per share
				Aggregated
	No. of shares	Highest	Lowest	consideration
Month of purchase in 2011	purchased	price paid	price paid	paid
		HK$	HK$	HK$

November 2011	1,119,000	14.00	13.94	15,643,944
December 2011	21,775,000	14.50	13.22	299,372,771

Total	22,894,000			315,016,715

The repurchases were made for the benefit of the Company and its shareholders as a whole with a view to enhance the earnings per share of the Company.

As at 31 December 2011, the Company had cancelled 10,019,000 of the 22,894,000 shares repurchased and the remaining 12,875,000 shares were cancelled on 10 January 2012. Save as described above, there was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2011.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2011, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance (“SFO”):

		Percentage
	Ordinary	of Total
	Shares Held	Issued Shares

(i) CNOOC (BVI) Limited (“CNOOC (BVI)”)	28,772,727,268	64.43%

(ii) Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.43%

(iii) CNOOC	28,772,727,273	64.43%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2011, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 40 to 45 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, as at 31 December 2011, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s Directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2011 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS, SENIOR MANAGEMENT AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 10 and 11 to the consolidated financial statements on pages 88 to 90 for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2011, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

Since early March 2012, the Company has noted media articles reporting that a law firm has filed a purported class action complaint in the U.S. against the Company and certain of its officers and/or directors, and has been publicly soliciting all relevant persons to participate in such class action as plaintiffs. The complaint alleged that the statements made by the Company during certain period in 2011 regarding its financial results and the oil spill accidents occurred at the Penglai 19-3 oilfield were materially false and misleading. The Company has also noted press releases reporting a number of law firms announcing their own investigations into the legal claims against the Company and certain of its officers and/or directors for the potential securities violations in relation to the allegations. To the Company’s best knowledge, it has not been served with any legal documents or notices relating to the class action complaint. To the extent these claims are pursued by the plaintiffs, the Company intends to defend vigorously against such claims.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Except deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2011.

Please refer to the Corporate Governance Report on pages 24 to 38 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2011 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 25 May 2012.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

VOTING BY POLL

In 2011, all votes of shareholders were taken by poll in the annual general meeting of the Company. With effect from 1 January 2012, pursuant to the new Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board
Wang Yilin
Chairman

Hong Kong, 28 March 2012

Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s statement, CEO’s statement and the business review section, as well as the Group’s audited consolidated financial statements of this annual report.

STRATEGIES AND RISKS

Growth Strategy
As one of the largest independent oil and gas exploration and production companies, we mainly engage in exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth
As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as top priority. We plan to increase our reserves through drill bits and value-driven acquisitions. We plan to concentrate independent exploration efforts on major existing operating areas, especially in major areas of offshore China. In the meantime, we plan to continue to enter into joint arrangements with foreign partners to lower capital requirements and exploration risks. In 2011, we achieved a reserve replacement ratio of 158%.

We plan to increase production primarily through the development of proved undeveloped reserves. As of
31 December 2011, approximately 55.0% of our proved reserves were classified as proved undeveloped, which gives us the opportunity to achieve future production growth.

Develop natural gas business
We plan to capitalize on the growth potential of the PRC natural gas market, and continue to explore and develop natural gas fields. To the extent we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments as alliances or partnerships with parties possessing the relevant experience and expertise.

Since 2006, our partners made several gas discoveries in deepwater South China Sea, including Liwan 3-1, Liuhua 34-2 and Liuhua 29-1. We expect that our natural gas production would increase with these gas fields on stream.

Maintain prudent financial policy
We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote the cost consciousness among both our management team and other employees. Also, in our performance evaluation system, cost control is always one of the most important key performance indicators.

Aiming to reduce production cost, we plan to actively promote the regional planning and development of oil and gas field groups and to apply up-to-date drilling, production and offshore engineering technology to our operations.

Currently, we have a strong financial profile with a low gearing ratio. We intend to maintain our financial strength by managing key measures such as capital expenditures, cash flows and fixed charge coverage. We also intend to actively manage our working capital to enhance liquidity and improve profitability. We will continue to monitor our foreign currency denominated assets and debts to minimize exposure to foreign exchange rate fluctuations.

Risk factors
The exploration and production of the oil and gas industry involves a high degree of risks. Our market risk exposures primarily consist of fluctuations in oil and gas prices, changes in reserve, HSE, amendments to financial and taxation regulatory rules and policies and changes in exchange rates and interest rates.

Fluctuations in oil and gas prices
Since the Company makes reference to international oil prices to determine its realized oil price, fluctuations in international oil price would have a significant impact on the Company’s sales revenue and profit. In addition, the Company’s natural gas sales contracts are incorporated with price adjustment provisions. Any changes in international oil prices and inflation rate may result in changes in natural gas prices, which will affect the Company’s profitability.

Changes in reserve
High-risk and capital-intensiveness are characteristics of the exploration and development of oil and gas reserves. The Company’s exploration and development activities are exposed to various risks, including its inability to make any commercial discoveries.

In addition, reserve appraisal depends on a number of factors, including the quantity and quality of technical and economic data, assumptions in oil price assessment, production curve as well as fiscal terms. If these factors and assumptions were proven to be inaccurate, the Company might need to readjust its reserves.

HSE
The Company is exposed to blowout, fire and spillage risks arising from the exploration, development and production operations. Any accident which may lead to casualties, property damage and environmental pollution may have an impact on the Company’s operational and financial conditions.

Changes to financial and taxation regulatory rules and policies
The Company has oil and gas assets in the PRC and other countries. Any change in fiscal policies of these countries, including the introduction of new taxes and increases in tax rates, may affect the profitability of the Company.

Other changes in regulatory rules, including policies on oil and gas prices, resource nationalization and exchange controls, may affect the Company’s operational and financial conditions.

Currency risk
The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to U.S. dollars. In 2011, Renminbi appreciated approximately 5.11% against U.S. dollars. At the reporting date, 86.0% (2010: 81.5%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in U.S. dollars and Hong Kong dollars.

Interest rate risk
As at the end of 2011, the interest rates of 49% of the Company’s debt borrowings were fixed. The weighted average term of the Company’s debt was approximately 6.45 years.

Please also refer to note 37 to the consolidated financial statements on pages 114 to 116 for other financial risks of the Company.

2011 OVERVIEW

In 2011, the European sovereign debt crisis aggravated the global economic uncertainty, which significantly slowed down the global economic recovery and growth. In contrast, emerging economies maintained strong momentum for economic growth, with China maintaining its steady and rapid economic growth. Inflicted by geopolitical and economic factors, international oil price experienced significant volatility in 2011, and had a larger increase over last year, whilst heightening inflationary pressure also led to increased costs in the industry.

During the year, the Company overcame various unfavorable factors by seizing the opportunity and improving its competitiveness, laid a solid foundation for development and achieved satisfactory results.

In 2011, the Company increased the production of producing oil and gas fields through detailed study on oil reservoir, thorough water injection as well as enhancing the production time efficiency for oil and gas fields. The Company’s net oil and gas production was 331.8 million BOE and achieved the revised annual production target. The Company’s exploration activities achieved 16 new discoveries and a reserve replacement ratio of 158%.

During the year, the Company further expanded the shale oil and gas business in the U.S. and increased investment in oil sands in Canada through the acquisition of OPTI, which facilitated the vertical development of the Company’s unconventional assets.

Benefitting from the stable growth in oil and gas production, increases in realized prices and its relatively low costs, the Company achieved strong financial performance in 2011. The Company’s oil and gas sales were RMB189,279 million (US$29,309.7 million, with the exchange rates applicable for 2011 at 6.4579), representing an increase of 29.5% year over year. Net profit was RMB70,255 million (US$10,878.9 million), representing an increase of 29.1% over last year.

For the year ended 31 December 2011, the Company’s basic and diluted earnings per share were RMB1.57 and RMB1.57, respectively. The Company’s board of directors recommended the payment of a final dividend of HK$0.28 per share (tax inclusive).

The 2012 outlook of the global political and economic situation remains complicated. The vulnerability of global economic recovery and uncertainty deepens while the geopolitical unrest continues in the Middle East and North Africa. In contrast, China has adopted a proactive fiscal policy and prudent monetary policy. Taking the “pursuing growth cautiously” for economic and social development, China’s economy is expected to maintain steady growth in 2012.

The global energy demand is expected to remain strong, providing significant development potential for the Company. In addition, costs are expected to continue to rise and the developments of unconventional oil and gas resources are expected to continue to attract interests.

Facing external opportunities and challenges, the Company is committed to solidifying its foundation for development to capture new opportunities in 2012. The Company’s key tasks include:

First, to ensure that new oilfields commence production on schedule. In 2012, four new projects are expected to commence production in offshore China, including the Panyu 4-2/5-1 adjustment project with estimated peak production of 57,000 barrels per day that is expected to become the major driver for future production growth. In overseas market, the Long Lake oil sands project in Canada and Missan oilfields in Iraq are also expected to contribute to the Company’s production. The Company plans to coordinate with its partners proactively to facilitate the smooth progress of all projects.

Secondly, to promote deepwater exploration and development. The Company proposed to drill three independent deepwater wells in the Pearl River Mouth Basin of Eastern South China Sea and further collect seismic data. In addition, the Company plans to collaborate with its partners to advance the development of Liwan 3-1, the first deepwater gas field in the PRC.

Thirdly, to tighten cost controls. In view of the high costs, changes in fiscal policy and the deepwater and unconventional oil and gas accounting for an increasing proportion of the Company’s assets, the Company has been experiencing the rising cost pressure. The Company plans to continue to improve its efficiency and cost-saving, as well as to strengthen its streamlined management to control its cost.

BUSINESS REVIEW

For details, please refer to “Business Review” on page 10 of the annual report.

Financial Results

Consolidated net profit
Our consolidated net profit increased 29.1% to RMB70,255 million (US$10,878.9 million) in 2011 from RMB54,410 million in 2010. The primary driving factor for the profit increase was higher realized prices. However, this positive factor was partially offset by higher special oil gain levy, higher income tax payments due to higher realized prices, and higher operating expenses and depreciation.

Revenues

	2011	2010	Change	Change (%)

Oil and gas sales (RMB million)	189,279	146,134	43,145	29.5%
Crude oil	176,703	135,558	41,145	30.4%
Natural gas	12,576	10,576	2,000	18.9%
Sales volume (million BOE)	314.0	316.6	(2.6)	(0.8%)
Crude oil (million barrels)	249.3	256.7	(7.4)	(2.9%)
Natural gas (bcf)	378	347	31	8.8%
Realized Prices
Crude oil (US$/barrel)	109.75	77.93	31.82	40.8%
Natural gas (US$/mcf)	5.15	4.49	0.66	14.7%
Net production (million BOE)	331.8	329.6	2.2	0.7%
China	261.9	263.6	(1.7)	(0.6%)
Overseas	69.9	66.0	3.9	5.9%

The increase of our oil sales was primarily due to higher oil prices achieved by adopting adaptive marketing policies in the circumstance of higher benchmark oil prices affected by worldwide political conditions and strong domestic demand for crude oil in China. Although our production and sales of crude oil were affected by the Penglai 19-3 oil spill accidents and suspension of production of the OML130 project, we still achieved our production and sales goals set at the beginning of 2011 by expanding capacity of other oilfields and managing the production of new projects.

The increase of our gas sales was primarily due to increase of gas prices. Having seized the opportunities from the increase of spot market prices for gas in Southeast Asia due to the earthquake in Japan, we increased our gas sales in the spot market in 2011. In addition, in consideration of the development of domestic natural gas market, we have been adjusting our natural gas prices for customers through negotiations since the second half of 2010.

In 2011, our oil and gas production was 331.8 million BOE (including our interest in equity-accounted investees), of which offshore China and overseas operations contributed 261.9 million BOE and 69.9 million BOE, respectively. The overseas production accounted for 21.1% of our total net production in 2011, compared with 20.0% in 2010.

In 2011, our net marketing profit, which is marketing revenues less costs of purchases, decreased 22.9% to RMB162 million (US$25.1 million) from RMB210 million in 2010, mainly because we had no trading activities in Indonesia in 2011 as the gas production in Indonesia already met the need for the year. Our realized marketing profit margin, which is our marketing profit calculated as a percentage of marketing revenues, decreased from 0.7% in 2010 to 0.3% in 2011, primarily due to a lower profit margin of fixed premium trading, which was caused by the increase in sales volume when oil price was higher in 2011.

Operating expenses
Our operating expenses increased 16.7% to RMB18,264 million (US$2,828.2 million) in 2011 from RMB15,647 million in 2010.

Operating expenses per BOE increased 18.0% to RMB58.2 (US$9.01) per BOE in 2011 from RMB49.3 (US$7.28) per BOE in 2010. Operating expenses per BOE offshore China increased 19.7% to RMB53.5 (US$8.28) per BOE in 2011 from RMB44.7 (US$6.60) per BOE in 2010. These increases were mainly attributable to the increase in raw material prices and supplier service fees, as well as the increased operation workload on workover. In addition, due to the extreme weather and other exceptional events, our HSE and maintenance costs also increased accordingly. Overseas operating expenses per BOE increased 13.6% to RMB81.7 (US$12.65) per BOE in 2011 from RMB72.0 (US$10.62) per BOE in 2010, primarily contributed by higher operating cost of newly acquired oil sands projects, increased prices of fuel and other resources in Southeast Asia, as well as increased repair cost and reduced production as a result of the equipment failure of OML130 AKPO oilfield.

Taxes other than income tax
Our taxes other than income tax increased 45.3% to RMB10,332 million (US$1,599.9 million) in 2011 from RMB7,109 million in 2010, primarily as a result of increased tax payments due to the increase in higher realized oil and gas prices, as well as payment of resource tax for operations in offshore China since November 2011.

Exploration expenses
Our exploration expenses decreased 4.8% to RMB5,220 million (US$808.2 million) in 2011 from RMB5,483 million in 2010, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2011, we acquired 18,914 km 2D seismic data, as well as 15,822 km2 3D seismic data, representing an increase of 4,935 km2 from 2010. Our continuing efforts in exploration has led to a series of important discoveries on reserves. In addition, the discovery rate maintained at a high level. Our independent exploration activities consisted of 82 exploration wells, relatively the same as in 2010. Dry hole expenses decreased 33.5% to RMB1,986 million (US$307.5 million) in 2011 from RMB2,985 million in 2010.

Depreciation, depletion and amortization
Our depreciation, depletion and amortization increased 14.1% to RMB30,521 million (US$4,726.2 million) in 2011 from RMB26,756 million in 2010. Our average depreciation, depletion and amortization per barrel, excluding the dismantlement-related depreciation, depletion and amortization, increased 9.8% to RMB86.9 (US$13.45) per BOE in 2011 from RMB79.1 (US$11.68) per BOE in 2010, mainly attributable to the commencement of production on new oil and gas fields as well as comprehensive adjustment projects in recent years, which were developed under the environment of increasing prices of raw materials and services over the past few years. Meanwhile, we conducted comprehensive inspections on production safety conditions of the oil and gas fields offshore China, increased preventive maintenance, and put off some workload on stabilization and improvement of production performance, which led to dynamic variations of the production of some oil and gas fields in offshore China and the resulting downward adjustment of related proved reserve estimates.

The dismantlement-related depreciation, depletion and amortization costs increased 96.0% to RMB3,258 million (US$504.5 million) in 2011 from RMB1,662 million in 2010. Our average dismantling costs per barrel increased 98.1% to RMB10.38 (US$1.61) per BOE in 2011 from RMB5.24 (US$0.77) per BOE in 2010. The main reason for these increases was because, according to the PRC government’s filing requirement for domestic oil and gas fields abandonment schemes, the estimation methods for the abandonment of oil and gas fields were comprehensively adjusted in 2011, and projected service fees and raw material prices were raised further.

Special Oil Gain Levy
Our Special Oil Gain Levy increased 80.6% to RMB31,982 million (US$4,952.4 million) in 2011 from RMB17,706 million in 2010, primarily as a result of our increased sales volume and higher realized oil prices in offshore China. Benefiting from the PRC government’s increase in the levy threshold from US$40 to US$55 (effective November 2011), our Special Oil Gain Levy is expected to decrease in the future.

Impairment and provision
Our impairment and provision decreased 18.4% to RMB22 million (US$3.4 million) in 2011 from RMB27 million in 2010, primarily due to the inventory provision during the year.

Selling and administrative expenses
Our selling and administrative expenses decreased 6.1% to RMB2,854 million (US$441.9 million) in 2011 from RMB3,039 million in 2010, mainly due to the decrease of commission expenses for acquisition projects. Our selling and administrative expenses per barrel decreased 5.1% to RMB9.10 (US$1.41) per BOE in 2011 from RMB9.58 (US$1.41) per BOE in 2010.

Finance costs/Interest income
Our finance costs increased 52.1% to RMB1,707 million (US$264.3 million) in 2011 from RMB1,122 million in 2010, primarily due to the increase in unwinding of discount on provision for dismantlement in 2011. Our interest income increased 93.5% to RMB1,196 million (US$185.2 million) in 2011 from RMB618 million in 2010, mainly as a result of more interest earned from the enlarged scale of banking deposits and the increased effective interest rates.

Exchange gains, net
Our net exchange gains decreased 35.9% to RMB637 million (US$98.7 million) in 2011 from RMB995 million in 2010, primarily as a result of the decrease in the size of dividends receivable from a subsidiary.

Investment income
Our investment income increased 328.2% to RMB1,828 million (US$283.1 million) in 2011 from RMB427 million in 2010, primarily attributable to the increase in investments on corporate wealth management products and the optimization of investment portfolios under the condition that the products and portfolios are of good liquidity and low risk.

Share of profits of associates/a joint venture
Contributed by good performance of our associated companies/joint venture, our share of profits of associates/joint venture increased 42.4% to RMB567million (US$87.7 million) in 2011 from RMB398 million in 2010.

Income tax expense
Our income tax expense increased 22.6% to RMB22,310 million (US$3,454.7 million) in 2011 from RMB18,193 million in 2010, primarily as a result of the increase in revenues and profit due to the increase of average realized oil and gas prices. Our effective tax rate decreased to 24.1% in 2011 from 25.1% in 2010, mainly attributable to the tax benefit obtained in the mechanism of investment tax credit applied to OML130 project in Nigeria, which had better profitability this year.

Capital Resources and liquidity

Overview
Our primary source of cash during 2011 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

	2011		2010	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	116,171	17,989	70,883	45,288	63.9%
Used in investing activities	(99,036)	(15,336)	(64,203)	(34,833)	54.3%
Acquisition activities	(24,831)	(3,845)	(32,567)	7,736	(23.8%)
Capital expenditure	(36,823)	(5,702)	(28,332)	(8,491)	30.0%
Used in financing activities	(20,246)	(3,135)	(1,610)	(18,636)	1,157.5%

Cash generated from operating activities
In 2011, the increase in cash inflow from operating activities was mainly attributable to higher realized oil and gas prices.

Cash used in investing activities
In 2011, the increase in cash outflow from investing activities was mainly due to the payments of (1) RMB6,896 million for the acquisition of OPTI Canada Inc., (2) RMB4,838 million for the acquisition of a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins, and (3) RMB6,758 million to fund 75% of Chesapeake’s share of development costs pursuant to a commitment made at the acquisition of the Eagle Ford Shale project.

In 2011, our capital expenditures (other than for the acquisitions mentioned above) increased 30.0% to RMB36,823 million (US$5,702.0 million), primarily as a result of the increase in exploration activities and the continuous development of projects under construction. Our development expenditures in 2011 primarily related to the development of the Eagle Ford Shale project, the OML130 project, Lufeng 13-2, Jinzhou 25-1S, Yacheng13-4 and Liuhua 4-1, as well as the expenses incurred for improving recovery factors of the oilfields in production.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale and held-to-maturity financial assets of RMB206,266 million (US$31,940.1 million). Our cash generated from investing activities was mainly from the proceeds from the sales of available-for-sale and held-to-maturity financial assets in the amount of RMB177,467 million (US$27,480.5 million), and from the increase of RMB12,500 million (US$1,935.6 million) in time deposits with maturity of more than three months.

Cash used in financing activities
In 2011, the increase in net cash outflow from financing activities was mainly due to the distribution of dividends of RMB20,877 million (US$3,232.8 million), the repayment of bank loans of RMB10,259 million (US$1,588.6 million) and the redemption of OPTI First Lien notes of RMB5,321 million (US$824.0 million). It was partially offset by the cash inflow of RMB18,132 million (US$2,807.7 million) from the proceeds of issuance of financial notes and from the bank borrowings.

At the end of 2011, our total outstanding debt was RMB37,995 million (US$6,030.0 million), compared to RMB31,053 million at the end of 2010. The increase in debt in 2011 was primarily attributable to the issuance of guaranteed notes of US$2 billion. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity, was 12.6%.

OTHERS

Employees
As of 31 December 2011, the Company has a total of 5,377 employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management team members and other qualified beneficiaries and to be exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

Charges on assets
CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

Contingencies
(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On 26 October 2011, the Company received notice of assessment from Federal Inland Revenue Service (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax for the year of 2010 shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with South Atlantic Petroleum Limited, has filed an appeal in relation thereto to the local Tax Appeal Tribunal. No verdict has been issued to date, and the result of the appeal is still uncertain.

(c)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield. Under the PSC, ConocoPhillips and the Company have 49% and 51% of participating interests, respectively, in respect of development and production. On 11 November 2011, the State Oceanic Administration of the PRC announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

On 25 January 2012, the Company released that COPC had reached an agreement with Ministry of Agriculture of the PRC and China National Offshore Oil Corporation, the Company’s parent company, to resolve fishery indemnification and compensation issues for the oil spill accidents of Penglai 19-3 oilfield. Under this agreement, COPC will put up RMB 1 billion to settle the indemnification and compensation for damages to the aquatic organisms in part of the affected areas of the Hebei Province and Liaoning Province as well as damages to the natural fishery resources in Bohai.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 61 to 116, which comprise the consolidated and company statements of financial position as at 31 December 2011, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Directors’ responsibility for the consolidated financial statements
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2011, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Emphasis of matter
We draw attention to Note 2.2 to the consolidated financial statements which describes the early adoption of the accounting method for consolidation and joint arrangements by the Group during 2011. Our opinion is not qualified in respect of this matter.

Ernst & Young
Certified Public Accountants

22nd Floor, CITIC Tower
1 Tim Mei Avenue, Central
Hong Kong
28 March 2012

Consolidated Statement of Comprehensive Income

Year ended 31 December 2011
(All amounts expressed in millions of Renminbi, except per share data)

		Group
	Notes	2011	2010
			Note 2.2

REVENUE
Oil and gas sales	6	189,279	146,134
Marketing revenues		50,469	32,446
Other income		1,196	1,456

		240,944	180,036

EXPENSES
Operating expenses		(18,264)	(15,647)
Taxes other than income tax	12 (ii)	(10,332)	(7,109)
Exploration expenses		(5,220)	(5,483)
Depreciation, depletion and amortisation	8	(30,521)	(26,756)
Special oil gain levy	7	(31,982)	(17,706)
Impairment and provision	22	(22)	(27)
Crude oil and product purchases		(50,307)	(32,236)
Selling and administrative expenses		(2,854)	(3,039)
Others		(835)	(888)

		(150,337)	(108,891)

PROFIT FROM OPERATING ACTIVITIES		90,607	71,145
Interest income	8	1,196	618
Finance costs	9	(1,707)	(1,122)
Exchange gains, net	8	637	995
Investment income	8	1,828	427
Share of profits of associates		320	199
Share of profits of a joint venture		247	199
Non-operating (expenses)/income, net		(563)	142

PROFIT BEFORE TAX	8	92,565	72,603
Income tax expense	12(i)	(22,310)	(18,193)

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		70,255	54,410

OTHER COMPREHENSIVE (LOSS)/INCOME
Exchange differences on translation of foreign operations	(3,826)	(2,496)

Net (loss)/gain on available-for-sale financial assets, net of tax	21	(800)	5,590
Share of other comprehensive (loss)/income of associates		(20)	3

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE
YEAR, NET OF TAX		(4,646)	3,097

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT		65,609	57,507

EARNINGS PER SHARE ATTRIBUTABLE TO
ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	15	1.57	1.22
Diluted (RMB Yuan)	15	1.57	1.21

Consolidated Statement of Financial Position

31 December 2011
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2011	2010
			Note 2.2

NON-CURRENT ASSETS
Property, plant and equipment	16	220,567	186,678
Intangible assets	17	1,033	1,148
Investments in associates	19	2,822	1,781
Investment in a joint venture	20	20,175	20,823
Available-for-sale financial assets	21, 35	7,365	8,616
Other non-current assets		379	–

Total non-current assets		252,341	219,046

CURRENT ASSETS
Inventories and supplies	22	4,380	3,975
Trade receivables	23	20,662	19,680
Held-to-maturity financial assets		23,467	3,040
Available-for-sale financial assets	21, 35	27,576	18,940
Other current assets		7,684	14,486
Time deposits with maturity over three months	24	24,476	11,976
Cash and cash equivalents	24	23,678	27,287

Total current assets		131,923	99,384

CURRENT LIABILITIES
Loans and borrowings	27	19,919	21,194
Trade and accrued payables	25	20,424	18,056
Other payables and accrued liabilities	26	22,217	18,124
Taxes payable		7,656	11,049

Total current liabilities		70,216	68,423

NET CURRENT ASSETS		61,707	30,961

TOTAL ASSETS LESS CURRENT LIABILITIES		314,048	250,007

NON-CURRENT LIABILITIES
Loans and borrowings	27	18,076	9,859
Provision for dismantlement	28	24,964	15,825
Deferred tax liabilities	12(i)	5,488	6,841

Other non-current liabilities		2,664	1,716

Total non-current liabilities		51,192	34,241

NET ASSETS		262,856	215,766

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949	949
Reserves	30	261,907	214,817

TOTAL EQUITY		262,856	215,766

Li Fanrong	Wu Guangqi
Director	Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2011
(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent

		Share premium			Statutory
		and capital		Cumulative	and non-				Proposed
	Issued	redemption		translation	distributable		Other	Retained	final
	capital	reserve		reserve	reserves		reserves	earnings	dividend		Total

At 1 January 2010	949	42,129		(10,865)	20,000		5,173	108,694	7,856		173,936
Total comprehensive income for the year (note 2.2)	–	–		(2,496)	–		5,593	54,410	–		57,507
2009 final dividend	–	–		–	–		–	61	(7,856)		(7,795)
2010 interim dividend	–	–		–	–		–	(8,100)	–		(8,100)
Proposed 2010 final dividend	–	–		–	–		–	(9,421)	9,421		–
Equity-settled share option expenses	–	–		–	–		218	–	–		218
Appropriation and utilisation of safety fund, net	–	–		–	–		(12)	12	–		–

At 31 December 2010 (note 2.2)	949	42,129	*	(13,361)*	20,000	*	10,972 *	145,656 *	9,421	*	215,766

At 1 January 2011 (note 2.2)	949	42,129		(13,361)	20,000		10,972	145,656	9,421		215,766
Total comprehensive income for the year	–	–		(3,826)	–		(820)	70,255	–		65,609
2010 final dividend	–	–		–	–		–	134	(9,421)		(9,287)
2011 interim dividend	–	–		–	–		–	(9,106)	–		(9,106)
Proposed 2011 final dividend	–	–		–	–		–	(10,142)	10,142		–
Share repurchases (note 29)	–	–		–	–		–	(256)	–		(256)
Equity-settled share option expenses (note 29)	–	–		–	–		143	–	–		143
Appropriation and utilisation of safety fund, net	–	–		–	–		(13)	–	–		(13)

At 31 December 2011	949	42,129	*	(17,187)*	20,000	*	10,282 *	196,541 *	10,142	*	262,856

*	These reserve accounts comprise the consolidated reserves of approximately RMB261,907 million (2010: RMB214,817 million) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows

Year ended 31 December 2011
(All amounts expressed in millions of Renminbi)

		Group
	Notes	2011	2010
			Note 2.2

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	33	140,809	85,921
Income taxes paid		(24,638)	(15,038)

Net cash flows from operating activities		116,171	70,883

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(15,950)	(11,309)
Additions of property, plant and equipment		(36,422)	(28,247)
Additions of intangible assets		(121)	(85)
Purchase of leasing rights		(280)	–
Acquisition of interest in a joint venture		–	(21,258)
Acquisition of subsidiaries		(7,933)	–
Acquisition of interest in an associate		(948)	–
Disposal of a subsidiary		1,340	–
(Increase)/decrease in time deposits with maturity over three months		(12,500)	8,894
Dividends received from associates		184	147
Interest received		1,013	513
Investment income received		1,288	310
Purchase of current available-for-sale and
held-to-maturity financial assets		(206,266)	(38,480)
Proceeds from sale of available-for-sale and
held-to-maturity financial assets		177,467	25,193
Proceeds from disposal of property, plant and equipment		92	119

Net cash flows used in investing activities		(99,036)	(64,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of financial notes		12,966	–
Redemption of financial notes		(5,321)	–
Proceeds from bank loans		5,166	17,245
Repayment of bank loans		(10,259)	(4,034)
Dividends paid		(20,877)	(14,390)
Interest paid		(1,665)	(431)
Share repurchases		(256)	–

Net cash flows used in financing activities		(20,246)	(1,610)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(3,111)	5,070
Cash and cash equivalents at beginning of year		27,287	22,615
Effect of foreign exchange rate changes, net		(498)	(398)

CASH AND CASH EQUIVALENTS AT END OF YEAR	24	23,678	27,287

Statement of Financial Position

31 December 2011
(All amounts expressed in millions of Renminbi)

		Company
	Notes	2011	2010

NON-CURRENT ASSETS
Property, plant and equipment	16	–	–
Investments in subsidiaries	18	58,707	6,177
Loans to a subsidiary	18	–	3,311

Total non-current assets		58,707	9,488

CURRENT ASSETS
Other current assets		2	8
Due from subsidiaries	18	23,846	67,175
Available-for-sale financial assets	21	15	16
Cash and cash equivalents	24	876	38

Total current assets		24,739	67,237

CURRENT LIABILITIES
Other payables and accrued liabilities		565	3,086
Due to subsidiaries	18	16,519	6,520

Total current liabilities		17,084	9,606

NET CURRENT ASSETS		7,655	57,631

NET ASSETS		66,362	67,119

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949	949
Reserves	30	65,413	66,170

TOTAL EQUITY		66,362	67,119

Li Fanrong	Wu Guangqi
Director	Director

Notes to Consolidated Financial Statements

31 December 2011
(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION
CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES
The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing 1 January 2011 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

Mandatorily adopted as of 1 January 2011:

IAS 24 (Revised)/HKAS 24 (Revised) – Related Party Disclosures

IAS 24 (Revised)/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. The new definitions emphasise a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. The revised standard also introduces an exemption from the general related party disclosure requirements for transactions with a government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The accounting policy for related parties has been revised to reflect the changes in the definitions of related parties under the revised standard. IAS 24 (Revised)/HKAS 24 (Revised) are effective for annual periods beginning on or after 1 January 2011. The adoption of the revised standard did not have any impact on the financial position or performance of the Group. Details of the related party transactions, including the related comparative information, are included in note 31 to the consolidated financial statements.

Other than the impact of IAS 24 (Revised)/HKAS 24 (Revised) as discussed above, the mandatory adoption of effective IFRS and HKFRS has had no significant financial effect on the consolidated financial statements.

Early adopted before the mandatory effective dates:

IFRS 10/HKFRS 10 – Consolidated Financial Statements

IFRS 10/HKFRS 10 replaces the portion of IAS 27/HKAS 27 that addresses the accounting for consolidated financial statements. It establishes a single control model that applies to all entities. It requires management to exercise significant judgement to determine which entities are controlled, and therefore are required to be consolidated by a parent.

The standard introduces a new definition of control under which control of investee requires an investor to possess all the following three elements: 1) the power over the investee; 2) the exposure or rights to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the investor’s returns. The adoption of IFRS 10/HKFRS 10 does not have significant impact on the Group’s consolidated financial statements.

IFRS 11/HKFRS 11 – Joint Arrangements

IFRS 11/HKFRS 11 replaces IAS 31/HKAS 31 Interests in Joint Ventures and Standing Interpretation Committee-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11/HKFRS 11 addresses only two forms of joint arrangements (joint operations and joint ventures) where there is joint control. In determining the type of arrangements, IFRS 11/HKFRS 11 requires parties to the arrangement to assess: 1) the legal form of the separate vehicle; 2) the terms of the contractual arrangement; and 3) other facts and circumstances that give them right to the assets and obligations for the liabilities or right to the net assets of the vehicle. A joint arrangement that meets the definition of a joint venture must be accounted for using the equity method. For a joint operation, an entity recognises its assets, liabilities, revenues and expenses relating to its relative shares thereof.

The application of this new standard impacts the financial position and presentation of statement of income of the Group. This is due to the cessation of proportionate consolidating a joint venture Bridas Corporation and the adoption of equity accounting for this investment.

Bridas Corporation is a separate legal entity that controls its own assets, earns its own income and incurs its own expenses and liabilities. The Group’s rights as a shareholder of Bridas Corporation are limited to dividends or distributions of the net assets of Bridas Corporation, rather than having direct rights to any operating assets, production output and obligations for any operating liabilities. Accordingly, the Group has evaluated its interest in Bridas Corporation as an investment in joint venture under IFRS 11/HKFRS 11.

Upon the adoption of IFRS 11/HKFRS 11, the Group changed the accounting for its investment in Bridas Corporation from proportionate consolidation to the equity method. The comparative period has been retrospectively adjusted with the investments in Bridas Corporation being equity accounted since the date of acquisition on 4 May 2010, hence the earlier adoption has no impact on the consolidated statement of financial position as at 1 January 2010. The effect on the consolidated statement of financial position as at 31 December 2010 and the consolidated statement of comprehensive income for the year ended 31 December 2011 and 2010 is summarised below.

IFRS 12/HKFRS 12 – Disclosure of Interests in Other Entities

IFRS 12/HKFRS 12 establishes the disclosure objectives for an entity to disclose information concerning its interest in a subsidiary, a joint arrangement, and associate or an unconsolidated structured entity. It also requires an entity to disclose the significant judgements and assumptions it has made in determining the nature of its interest in another entity or arrangement, also in determining the type of joint arrangement in which it has an interest. Additional disclosures are made in the Group’s consolidated financial statements.

IAS 27 (Revised)/HKAS 27 (Revised) – Separate Financial Statements

Revisions are made resulting from the issuance of IFRS 10/HKFRS 10 and Consolidated Financial Statements are now addressed by IFRS 10/HKFRS 10. Therefore, IAS 27/HKAS 27 are revised to only address separate financial statements, including how to prepare separate financial statements of an investor and what disclosures should be made in the separate financial statements. The adoption of IAS 27 (Revised)/HKAS 27 (Revised) does not have significant impact on the Group’s consolidated financial statements.

IAS 28 (Revised)/HKAS 28 (Revised) – Investments in Associates and Joint Ventures

Revisions are made resulting from the issuance of IFRS 11/HKFRS 11. An entity applies IFRS 11/HKFRS 11 to determine the type of a joint arrangement in which it is involved. Once it has determined that it has an interest in a joint venture, the entity recognises an investment and accounts for it using the equity method.

The five new or revised standards above are required to be adopted for annual periods beginning on or after 1 January 2013 with early application permitted so long as all of the five new or revised standards are applied early. As discussed above, the Group has adopted these five new or revised standards starting from 1 January 2011.

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of financial position comparing the retrospectively adjusted 2010 balances to the balances previously reported, and the 2011 recorded balances to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

Increase/(decrease)	2011	2010

Assets:
Property, plant and equipment	(24,440)	(25,653)
Intangible assets and goodwill	(1,783)	(1,874)
Investment in a joint venture	20,175	20,823
Other non-current assets	(1,487)	(1,523)
Trade receivables	(676)	(555)
Cash and cash equivalents	(1,205)	(12,284)
Other current assets	(73)	11,570

	(9,489)	(9,496)

Liabilities:
Loans and borrowings	(2,206)	(2,294)
Other non-current liabilities	(477)	(371)
Deferred tax liabilities	(5,679)	(6,281)
Trade payables	(674)	(494)
Other current liabilities	(453)	(56)

	(9,489)	(9,496)

The following presents the effect of adopting IFRS 11/HKFRS 11 on the consolidated statement of comprehensive income comparing the retrospectively adjusted 2010 amounts to the amounts previously reported, and the 2011 recorded amounts to what would have been reported had the Group continued to proportionately consolidate Bridas Corporation:

	2011	2010

(Decrease) in revenue	(4,941)	(3,017)
Decrease in operating expenses	1,031	557
Decrease in taxes other than income tax	1,330	1,095
Decrease in depreciation, depletion and amortisation	1,470	931
Decrease in other expenses	579	188
Decrease in income tax expense	284	47
Increase in share of profits of a joint venture	247	199

Total increase in net profit	–	–

The adoption of IFRS 11/HKFRS 11 has no material impact on basic and diluted earnings per share for the year ended 31 December 2011 and 2010.

Recognition of the Group’s investment in Bridas Corporation as at 31 December 2010:

2010

Assets:
Property, plant and equipment	25,653
Intangible assets and goodwill	1,874
Other non-current assets	1,523
Trade receivables	555
Cash and cash equivalents	12,284
Other current assets	118

Liabilities:
Loans and borrowings	(2,294)
Other non-current liabilities	(371)
Deferred tax liabilities	(6,281)
Trade payables	(494)
Other current liabilities	(11,744)

Investment in a joint venture	20,823

(b)	The Group has not applied the following new and revised IFRSs/HKFRSs, that have been issued but are not yet effective, in these financial statements

IFRS 1 Amendments/HKFRS 1 Amendments	Amendments to IFRS 1/HKFRS 1 First-time Adoption of
International Financial Reporting Standards/Hong Kong

Financial Reporting Standards – Severe Hyperinflation
and Removal of Fixed Dates for First-time Adopters1
IFRS 7 Amendments/HKFRS 7 Amendments	Amendments to IFRS 7/HKFRS 7 Financial Instruments:
Disclosures – Transfers of Financial Assets1
IFRS 9/HKFRS 9	Financial Instruments5
IFRS 13/HKFRS 13	Fair Value Measurement4
IAS 1 Amendments/HKAS 1 Amendments	Presentation of Financial Statements – Presentation of
Items of Other Comprehensive Income3
IAS 12 Amendments/HKAS 12 Amendments	Amendments to IAS 12/HKAS 12 Income Taxes – Deferred
Tax: Recovery of Underlying Assets2
IAS 19 (2011)/HKAS 19 (2011)	Employee Benefits4
IFRIC-Int 20/HK(IFRIC)-Int 20	Stripping Costs in the Production Phase of a Surface Mine4

1	Effective for annual periods beginning on or after 1 July 2011
2	Effective for annual periods beginning on or after 1 January 2012
3	Effective for annual periods beginning on or after 1 July 2012
4	Effective for annual periods beginning on or after 1 January 2013
5	Effective for annual periods beginning on or after 1 January 2015

Further information about those changes that are expected to significantly affect the Group is as follows:

IFRS 9/HKFRS 9 issued in November 2009 is the first part of phase 1 of a comprehensive project to entirely replace IAS 39/HKAS 39 Financial Instruments: Recognition and Measurement. This phase focuses on the classification and measurement of financial assets. Instead of classifying financial assets into four categories, an entity shall classify financial assets as subsequently measured at either amortised cost or fair value, on the basis of both the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. This aims to improve and simplify the approach for the classification and measurement of financial assets compared with the requirements of IFRS 39/HKAS 39.

In November 2010, the IASB/HKICPA issued additions to IFRS 9/HKFRS 9 to address financial liabilities (the “Additions”) and incorporated in IFRS 9/HKFRS 9 the current derecognition principles of financial instruments of IAS 39/HKAS 39. Most of the Additions were carried forward unchanged from IAS 39/HKAS 39, while changes were made to the measurement of financial liabilities designated at fair value through profit or loss using the fair value option (“FVO”). For these FVO liabilities, the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (“OCI”). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. However, loan commitments and financial guarantee contracts which have been designated under the FVO are scoped out of the Additions.

IAS 39/HKAS 39 is aimed to be replaced by IFRS 9/HKFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39/HKAS 39 on hedge accounting and impairment of financial assets continues to apply. The Group expects to adopt IFRS 9/HKFRS 9 from 1 January 2015.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to remove inconsistencies and clarify wording. The adoption of those amendments upon their effective dates did not have any material impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after 1 January 2012 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2011.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with IAS 39/HKAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39/HKAS 39, it is measured in accordance with the appropriate IFRS/HKFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the subsidiary acquired, the difference is, after reassessment, recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its impairment test of goodwill at each reporting date. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries
Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates
Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post-acquisition results and reserves of associates is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

The results of associates are included in the Company’s comprehensive income statement to the extent of dividends received and receivable. The Company’s investments in associates are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in an associate is classified as held for sale, it is accounted for in accordance with IFRS 5/HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Joint arrangements
Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint operations
Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain jointly-controlled entities.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue will first be distributed to the local government, which, in most of cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue will be allocated among the co-owners.

Joint venture
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The Group’s share of the post acquisition results and reserves of joint ventures is included in the consolidated statement of comprehensive income and consolidated reserves, respectively. Where the profit sharing ratios is different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Groups investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

The results of joint ventures are included in the Company’s comprehensive income statement to the extent of dividend received and receivable. The Company’s investments in joint ventures are treated as non-current assets and are stated at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with IFRS 5/HKFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Related parties
A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses.

Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Productive oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others
Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years; and the useful lives of other assets is in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets (other than goodwill)
Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortised on the straight-line basis over three to five years.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Investments and other financial assets

Initial recognition and measurement
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognised initially, they are measured at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset.

The Group’s financial assets include cash and bank balances, trade and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognised in other income and gains or finance costs in profit or loss in the period. These net fair value changes do not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for “Revenue recognition” below.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and includes fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Held-to-maturity investments are subsequently measured at amortised cost using the effective interest rate method less any allowance for impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. Gains and losses are recognised in profit or loss when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity investments and debt securities. Equity investments classified as available for sale are those which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in market conditions.

After initial recognition, available-for-sale financial assets are measured at fair value, with unrealised gains or losses recognised as other comprehensive income in the available-for-sale investment revaluation reserve until the investment is derecognised, at which time the cumulative gain or loss is recognised in profit or loss, or until the investment is determined to be impaired, when the cumulative gain or loss is reclassified from the available-for-sale investment revaluation reserve to profit or loss. Interest and dividends earned whilst holding the available-for-sale financial investments are reported as interest income and dividend income, respectively and are recognised in profit or loss in accordance with the policies set out for “Revenue recognition” below.

When the fair value of unlisted equity investments cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such investments are stated at cost less any impairment losses.

Fair value
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 35.

Impairment of financial assets
The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit or loss, is removed from other comprehensive income and recognised in profit or loss.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortised cost. Impairment losses on equity instruments are not reversed through profit or loss; increases in their fair value after impairments are recognised directly in equity. Impairment losses on debt instruments are reversed through the profit or loss, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised within “Finance costs” in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts
A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net unrealisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in the statement of comprehensive income.

(b)	Dismantlement liability
Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognises a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset respectively.

Income tax
Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•
when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2011, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognised, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•
when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a ‘make up’ delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues
Marketing revenues principally represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The title, together with the risks and rewards of the ownership of such oil purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil to its customers. The cost of the oil and gas sold is included in “Crude oil and product purchases”.

(c)	Other income
Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers and income from disposal of oil and gas properties and is recognised when the services have been rendered or the properties has been disposed. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income
Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income
Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of comprehensive income on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 29.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was modified or cancelled during the years ended 31 December 2011 and 2010.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to the profit or loss in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated in line with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base
Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas assets
The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile.

4.	ACQUISITIONS AND OTHER VENTURES

2011
(i)
The Company and Bridas Energy Holdings Ltd. (“BEH”), through Bridas Corporation, a 50% owned joint venture, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation would acquire a 60% equity interest in Pan America Energy LLC (“PAE”) from BP for a consideration of approximately US$7.06 billion. On 5 November 2011, Bridas Corporation sent to BP a letter to terminate the above mentioned transaction to acquire 60% equity interest in PAE from BP.

(ii)
On 29 January 2011, CNOOC International Limited (“CNOOC International”) through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation to purchase a 33.3% undivided interest in the Denver-Julesburg and Powder River Basins in northeast Colorado and southeast Wyoming (the “Niobrara Project”) with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid. US$180 million was paid in 2011. The deal was closed on 11 February 2011.

(iii)
On 29 March 2011, CNOOC Uganda Ltd, a wholly-owned subsidiary of CNOOC International, entered into a sales and purchase agreement with Tullow Uganda Limited and Tullow Uganda Operation Pty. Limited, wholly-owned subsidiaries of Tullow Oil Plc., to acquire a one-third working interest in Uganda Exploration Areas 1, 2 and 3A (the “Uganda Assets”) for an initial cash consideration of US$1.467 billion, out of which US$251 million was paid in 2011. The acquisition of the Uganda Assets was subsequently completed on 21 February 2012, and the remaining US$1.216 billion was paid accordingly.

(iv)
On 20 July 2011, the Company entered into an Arrangement Agreement, through its indirect wholly-owned subsidiary, CNOOC Luxembourg S.àr.l, to acquire OPTI Canada Inc. (“OPTI”), a public company listed on the Toronto Stock Exchange (“TSX”), with a total consideration of approximately US$2.1 billion, which included an aggregate cash consideration of US$1.25 billion paid to the OPTI shareholders (US$34 million or approximately RMB214 million) and the Second Lien Noteholders (US$1.216 billion or approximately RMB7.69 billion). In addition, due to a change in control of OPTI as a result of the transaction, OPTI must redeem all of its outstanding First Lien Notes in December 2011 at a price equal to 102% of the principal amount of the First Lien Notes plus accrued interest (totaling US$878 million) pursuant to the indentures thereof. The acquisition was completed on 28 November 2011. In connection with the acquisition, the OPTI shares have been delisted from the TSX. OPTI Canada Inc. subsequently changed its name to CNOOC Canada Inc. on 15 December 2011.

The fair values of the identifiable assets and liabilities of OPTI as at the date of acquisition are as follows:

Fair value recognised
on acquisition

Property, plant and equipment	14,600
Cash and cash equivalents	1,008
Trade receivables	326
Other current assets	105

Trade payables	(560)
Other current liabilities	(659)
Loans and borrowings	(14,262)
Other non-current liabilities	(344)

Goodwill on acquisition	–

Satisfied by cash	214

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

Cash consideration	214
Purchase of Second Lien Notes	7,690
Cash and cash equivalents acquired	(1,008)

Net outflow of cash and cash equivalents in respect of the acquisition	6,896

Since the acquisition, CNOOC Canada Inc. contributed approximately RMB255 million to the Group’s turnover and approximately RMB15 million to the consolidated profit for the year.

If the acquisition had taken place at the beginning of the year, CNOOC Canada Inc. would have contributed approximately RMB2,418 million to the Group’s turnover and reduced the consolidated profit for the year by approximately RMB268 million.

2010
(i)
On 13 March 2010, CNOOC International, a wholly-owned subsidiary of the Company, entered into agreements with BEH to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for cash consideration of approximately US$3.1 billion. This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries. Bridas Corporation, through its affiliates (including a 40% interest in PAE) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On 4 May 2010, the Company completed its acquisition at a total consideration of US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the equity method.

(ii)
On 30 April 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sales and purchase agreement to acquire an additional 24.5% participating interest in Block 15/34 from Devon Energy Corporation (“Devon”) for a cash consideration of US$515 million. On 18 June 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iii)
On 17 May 2010, CNOOC International, TÜrkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively, the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan oil fields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production. The TSC has a contract term of 20 years, with an option to extend for additional five years with relevant approval.

CNOOC International will act as the lead contractor and hold a 63.75% participating interest while TPAO will hold 11.25%. IDC will hold the remaining 25% participating interest. As a state partner, IDC will be entitled to receive a 25% participating interest of remuneration fee without paying any expenditure.

(iv)
On 10 October 2010, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation (“Chesapeake”), to purchase a 33.3% undivided interest in Chesapeake’s Eagle Ford Shale project in Texas with a cash consideration of US$1.08 billion plus an upward adjustment of US$40 million plaid on closing. In addition, CNOOC International has agreed to fund 75% of Chesapeake’s share of development costs in the project until an additional US$1.08 billion has been paid. The deal was closed on 15 November 2010.

5.	SEGMENT INFORMATION

(a)
Operating segments
The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations, operations under joint arrangement and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2011 and 2010.

	Independent operations		Joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Sales to external customers:
Oil and gas sales	114,411	85,425	74,868	60,709	–	–	–	–	–	–	189,279	146,134
Marketing revenues	–	–	–	–	50,469	32,446	–	–	–	–	50,469	32,446
Intersegment revenues	–	–	21,293	17,638	–	–	–	–	(21,293)	(17,638)	–	–
Other income	219	491	845	836	–	–	132	129	–	–	1,196	1,456
Total	114,630	85,916	97,006	79,183	50,469	32,446	132	129	(21,293)	(17,638)	240,944	180,036

Segment results
Operating expenses	(9,254)	(7,775)	(9,010)	(7,872)	–	–	–	–	–	–	(18,264)	(15,647)
Taxes other than income tax	(6,904)	(4,434)	(3,428)	(2,675)	–	–	–	–	–	–	(10,332)	(7,109)
Exploration expenses	(3,982)	(4,120)	(1,238)	(1,363)	–	–	–	–	–	–	(5,220)	(5,483)
Depreciation, depletion and amortisation	(16,080)	(12,833)	(14,441)	(13,923)	–	–	–	–	–	–	(30,521)	(26,756)
Special oil gain levy	(22,120)	(12,048)	(9,862)	(5,658)	–	–	–	–	–	–	(31,982)	(17,706)
Impairment and provision	(22)	(27)	–	–	–	–	–	–	–	–	(22)	(27)
Crude oil and product purchases	–	–	–	–	(50,307)	(32,236)	–	–	–	–	(50,307)	(32,236)
Selling and administrative expenses	(79)	(122)	(1,164)	(1,267)	–	–	(1,611)	(1,650)	–	–	(2,854)	(3,039)
Others	(350)	(535)	(396)	(225)	–	–	(89)	(128)	–	–	(835)	(888)

Interest income	–	–	22	28	–	–	1,174	590	–	–	1,196	618
Finance costs	(831)	(502)	(523)	(418)	–	–	(353)	(202)	–	–	(1,707)	(1,122)
Exchange gains/(losses), net	–	–	(29)	34	–	–	666	961	–	–	637	995
Investment income	–	–	–	–	–	–	1,828	427	–	–	1,828	427
Share of profits of associates	–	–	–	–	–	–	320	199	–	–	320	199
Share of profits of a joint venture	–	–	247	199	–	–	–	–	–	–	247	199
Non-operating (expenses)/income, net	–	–	–	–	–	–	(563)	142	–	–	(563)	142
Income tax expense	–	–	–	–	–	–	(22,310)	(18,193)	–	–	(22,310)	(18,193)

Segment profit for the year	55,008	43,520	57,184	46,043	162	210	(20,806)	(17,725)	(21,293)	(17,638)	70,255	54,410

Other segment information
Segment assets	100,629	93,405	157,065	141,098	4,232	3,160	99,341	58,163	–	–	361,267	295,826
Investments in associates	–	–	924	–	–	–	1,898	1,781	–	–	2,822	1,781
Investment in a joint venture	–	–	20,175	20,823	–	–	–	–	–	–	20,175	20,823

Total assets	100,629	93,405	178,164	161,921	4,232	3,160	101,239	59,944	–	–	384,264	318,430

Segment liabilities	(33,706)	(20,740)	(50,337)	(56,420)	(2,261)	(1,358)	(35,104)	(24,146)	–	–	(121,408)	(102,664)

Total liabilities	(33,706)	(20,740)	(50,337)	(56,420)	(2,261)	(1,358)	(35,104)	(24,146)	–	–	(121,408)	(102,664)

Capital expenditures	20,598	24,707	45,290	27,107	–	1	1,140	92	–	–	67,028	51,907

(b)	Geographical information
The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 77% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2011 and 2010.

	PRC		Asia except PRC		Oceania		Africa		North America		Consolidation and elimination		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Non-current assets	191,262	126,562	33,086	33,754	2,423	2,782	26,441	30,818	44,599	16,527	(52,835)	(13)	244,976	210,430
Capital expenditures	31,932	31,938	2,450	1,789	1	–	2,142	2,540	30,503	15,640	–	–	67,028	51,907

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about major customers
The current year’s revenue of approximately RMB52,026 million (2010: RMB34,384 million) and RMB33,591 million (2010: RMB13,218 million) was derived from sales by the independent operations and joint arrangements segments to China Petroleum & Chemical Corporation and PetroChina Company Limited respectively.

6.	OIL AND GAS SALES

	Group
	2011	2010

Gross sales	195,759	152,887
Less: Royalties	(3,134)	(3,523)
PRC government’s share of oil	(3,346)	(3,230)

Oil and gas sales	189,279	146,134

7.	SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. MOF has decided to increase the threshold of the SOG Levy to US$55, with effect from 1 November 2011. Notwithstanding this adjustment, the SOG Levy will continue to have five levels and will be calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2011	2010

Crediting:
Interest income from bank deposits	(1,196)	(618)
Exchange gains, net	(637)	(995)

Investment income:
– Net gain from available-for-sale publicly traded investments	(1,695)	(425)
– Net gain from held-to-maturity financial assets	(133)	(2)

	(1,828)	(427)

Charging:
Auditors’ remuneration:
– Audit fee	19	18
– Other fees	3	2

	22	20

Employee wages, salaries, allowances and social security costs	1,527	1,581

Equity-settled share option expenses	143	218

Depreciation, depletion and amortisation:
– Property, plant and equipment	30,397	26,943
– Intangible assets	204	195
– Less: Net amount capitalised	(80)	(382)

	30,521	26,756

Operating lease rentals:
– Office properties	133	128
– Equipment	1,616	1,819

	1,749	1,947

Repairs and maintenance	3,011	2,867
Research and development costs	850	823
Provision for inventory obsolescence	22	27
Loss on disposal of property, plant and equipment	94	65
Gain on disposal of a subsidiary	(372)	–
Donation to the CNOOC Marine Environmental and
Ecological Protection Public Welfare Foundation	500	–

9.	FINANCE COSTS

	Group
	2011	2010

Interest on bank loans which are repayable within five years	637	264

Interest on other loans	921	384
Other borrowing costs	30	34

Total borrowing costs	1,588	682

Less: Amount capitalised in property, plant and equipment (note 16)	(1,150)	(394)

	438	288
Other finance costs:
Unwinding of discount on provision for dismantlement (note 28)	1,312	754
Others	(43)	80

	1,707	1,122

The interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.9455% to 6.375% (2010: from 4.1% to 6.375%) per annum during the year.

10.	KEY MANAGEMENT PERSONNEL’S REMUNERATION
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	Bonuses (1)	contributions	the year	benefits (10)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2011
Executive directors:
Li Fanrong (2)	788	–	–	75	863	–
Wu Guangqi	788	–	–	73	861	4,687

Subtotal	1,576	–	–	148	1,724	4,687

Non-executive directors:
Wang Yilin (3)	591	–	–	–	591	–
Fu Chengyu (4)	197	–	–	–	197	–
Yang Hua (5)	788	–	–	68	856	5,483
Zhou Shouwei	879	–	–	–	879	5,503
Wu Zhenfang	788	–	–	–	788	4,596

Subtotal	3,243	–	–	68	3,311	15,582

Independent non-executive
directors:
Edgar W. K. Cheng (6)	722	–	–	–	722	–
Chiu Sung Hong	879	–	–	–	879	–
Lawrence J. Lau	788	–	–	–	788	–
Tse Hau Yin, Aloysius	913	–	–	–	913
Wang Tao (8)	788	–	–	–	788	–

Subtotal	4,090	–	–	–	4,090	–

Total	8,909	–	–	216	9,125	20,269

2010
Executive directors:
Yang Hua (5)	828	2,607	2,004	81	5,520	4,732
Li Fanrong (2)	483	807	576	26	1,892	–
Wu Guangqi	828	1,298	663	77	2,866	4,011

Subtotal	2,139	4,712	3,243	184	10,278	8,743

Non-executive directors:
Fu Chengyu (4)	828	1,988	1,704	58	4,578	8,728
Zhou Shouwei	924	–	–	–	924	5,360
Cao Xinghe (9)	345	–	–	–	345	–
Wu Zhenfang	828	–	–	–	828	3,969

Subtotal	2,925	1,988	1,704	58	6,675	18,057

Independent non-executive
directors:
Edgar W. K. Cheng (6)	–	–	–	–	–	–
Chiu Sung Hong	924	–	–	–	924	–
Lawrence J. Lau (7)	414	–	–	–	414	–
Tse Hau Yin, Aloysius	959	–	–	–	959	–
Wang Tao (8)	–	–	–	–	–

Subtotal	2,297	–	–	–	2,297	–

Total	7,361	6,700	4,947	242	19,250	26,800

Notes:

(1)
Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors. All the executive directors have voluntarily waived their salaries, allowances, benefits in kind and performance-related bonus in 2011.

(2)	Mr. Li Fanrong was appointed as a non-executive director with effect from 24 May 2010 and was re-designated to executive director with effect from 16 September 2010. On 23 November 2011, Mr. Li Fanrong was appointed as Chief Executive Officer of the Company.

(3)	On 15 April 2011, Mr. Wang Yilin was appointed as Chairman of the Board of Directors and Non-executive Director of the Company.

(4)
Mr. Fu Chengyu was re-designated from executive director to non-executive director with effect from 16 September 2010. On 15 April 2011, Mr. Fu Chengyu resigned as Chairman of the Board of Directors and Non-executive Director of the Company.

(5)
Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 September 2010. On 23 November 2011, Mr. Yang Hua resigned as Chief Executive Officer of the Company and was re-designated from an Executive Director to a Non-executive Director of the Company and continually as the Vice Chairman of the Board of Directors.

(6)
On 3 November 2011, Dr. Edgar W. K. Cheng resigned as independent non-executive director and a member of the nomination committee of the Company. Dr. Edgar W. K. Cheng has voluntarily waived his remuneration as director in 2010.

(7)	Professor Lawrence J. Lau has voluntarily waived his remuneration as director from January to June in 2010.

(8)	Mr. Wang Tao has voluntarily waived his remuneration as director in 2010.

(9)	Mr. Cao Xinghe retired as a non-executive director of the Company with effect from 24 May 2010.

(10)
During the year, no new share options were granted to directors in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 and pages 46 to 52 of the report of the directors. No director exercised any share option in 2011 and 2010.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

(ii)	Other key management personnel’s (excluding directors) remuneration

	2011	2010

Short term employee benefits	6	4
Pension scheme contributions	1	1

Amount paid/payable during the year	7	5
Share option benefits*	27	23

Total compensation	34	28

The bands of the remuneration and share option benefits of other key management personnel (excluding directors) and the related number of member of other key management personnel (excluding directors) are as follows:

	Number of employees
	2011	2010

Nil to RMB2,000,000	2	2
RMB2,000,001 to RMB5,000,000	–	6
RMB5,000,001 to RMB6,000,000	6	–
RMB6,000,001 to RMB7,000,000	–	–

	8	8

*	No other key management personnel exercised any share option in 2011 and 2010.

11.	FIVE HIGHEST PAID EMPLOYEES
The five highest paid employees during the year included one (2010: three) directors, details of whose remuneration are set out in note 10 (i) above. Details of the remuneration of the remaining four (2010: two) non-director highest paid employees for the year are as follows:

	2011	2010

Fees*	–	–
Basic salaries, allowances, and benefits in kind*	4	3
Performance-related bonuses	2	1
Pension scheme contributions	–	–

Amount paid/payable during the year	6	4
Share option benefits**	17	6

	23	10

*	Fees and salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**	During the year, no new share options were granted to the five highest paid employees in respect of their services to the Group. Further details are included in note 29.

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees
	2011	2010

Nil to RMB5,000,000	–	1
RMB5,000,001 to RMB5,500,000	1	1
RMB5,500,001 to RMB6,000,000	2	–
RMB6,000,001 to RMB6,500,000	–	–
RMB6,500,001 to RMB8,000,000	1	–

	4	2

12.	TAX

(i)	Income tax
The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2010: 16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

As of 31 December 2011, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	2011	2010

Overseas
Current income tax	1,532	1,202
Deferred tax	906	976
PRC
Current income tax	21,309	17,434
Deferred tax	(1,437)	(1,419)

Total tax charge for the year	22,310	18,193

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	2011	2010
	%	%

Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	(0.5)	0.3
Tax credit from the government	(0.2)	(0.1)
Profit attributable to a joint venture and associates	(0.2)	(0.1)

Group’s effective income tax rate	24.1	25.1

The movements of deferred tax liabilities are as follows:

	2011	2010

At 1 January	6,841	7,440
Credited to the consolidated statements of comprehensive income	(531)	(443)

Disposal of a subsidiary (note 18)	(549)	–
Exchange differences	(273)	(156)

At 31 December	5,488	6,841

Principal components of deferred tax balances are as follows:

	Group
	2011	2010

Deferred tax assets
Provision for retirement and termination benefits	50	96
Provision for dismantlement	3,237	2,187
Impairment of property, plant and equipment	719	1,047
Losses available for offsetting against future taxable profit	4,002	–
Others	299	223

	8,307	3,553

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(13,526)	(10,306)
Non-current liabilities	(88)	–
Others	(181)	(88)

	(13,795)	(10,394)

Net deferred tax liabilities	(5,488)	(6,841)

As at 31 December 2011, the Group had approximately RMB25,829 million (2010:RMB775 million) of carry-forward tax losses, predominantly in North America, that would expire in sixteen to twenty years after generation, for offsetting against future taxable profits of the subsidiaries in which the losses arose.

Deferred tax assets have been recognized in respect of the above tax losses to the extent of the anticipated future taxable profits arising from the reversal of existing taxable temporary differences.

As at 31 December 2011, the Group’s recognised tax losses amounted to RMB10,975 million (2010: nil). No deferred tax asset has been recognised in respect of RMB14,854 million tax losses (2010: RMB775 million).

(ii)	Other taxes
The Company’s PRC subsidiaries pay the following other taxes:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax;

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax;

–	Local Educational surcharge at the rate of 2% on the actual paid production taxes and business tax; and

–
Resource taxes at the rate of 5% (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields except for those under production sharing contracts signed before 1 November 2011.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, profit, budgeted operating and capital expenditures.

13.	PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2011 includes a profit of approximately RMB20,741 million (2010: RMB30,610 million) which has been dealt with in the financial statements of the Company (note 30).

14.	DIVIDENDS

	Group
	2011	2010

Declared and paid during the year:
Interim dividend	9,106	8,100
Final dividend	9,287	7,795

Total dividends paid in the year	18,393	15,895

Weighted average number of ordinary shares	44,668,570,359	44,669,199,984
Dividend per ordinary share	RMB0.41	RMB0.36

Final dividend proposed for approval at the annual general meeting at HK$0.28 per ordinary share (2010: HK$0.25
per ordinary share)-not recognised as a liability
as at the end of the reporting period	10,142	9,421

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

15.	EARNINGS PER SHARE

	Group
	2011	2010

Earnings
Profit for the year attributable to ordinary equity holders for
the basic and diluted earnings per share calculations	70,255	54,410

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for
the basic earnings per share calculation	44,668,570,359	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	185,044,651	151,987,482

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,853,615,010	44,821,187,466

Earnings per share:
Basic (RMB Yuan)	1.57	1.22
Diluted (RMB Yuan)	1.57	1.21

16.	PROPERTY, PLANT AND EQUIPMENT

		Group
		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total

Cost:
At 1 January 2010	245,559	646	246,205
Additions	32,620	94	32,714
Acquisitions	19,028	–	19,028
Disposals and write-offs	(1,605)	(67)	(1,672)
Exchange differences	(2,345)	–	(2,345)

At 31 December 2010	293,257	673	293,930

At 1 January 2011	293,257	673	293,930
Additions	43,772	97	43,869
Acquisitions	25,338	1,083	26,421
Disposals and write-offs	(10,137)	(9)	(10,146)
Exchange differences	(4,500)	(2)	(4,502)

At 31 December 2011	347,730	1,842	349,572

Accumulated depreciation, depletion and amortisation:
At 1 January 2010	(80,583)	(303)	(80,886)
Depreciation charge for the year	(26,886)	(57)	(26,943)
Disposals and write-offs	34	8	42
Exchange differences	535	–	535

At 31 December 2010	(106,900)	(352)	(107,252)

At 1 January 2011	(106,900)	(352)	(107,252)
Depreciation charge for the year	(30,336)	(61)	(30,397)
Disposals and write-offs	7,748	8	7,756
Exchange differences	887	1	888

At 31 December 2011	(128,601)	(404)	(129,005)

Net book value:
At 1 January 2011	186,357	321	186,678

At 31 December 2011	219,129	1,438	220,567

Included in the current year’s additions was an amount of approximately RMB1,150 million (2010: approximately RMB394 million) in respect of interest capitalised in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB3,268 million (2010: approximately RMB1,697 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

	Company
	2011	2010

Office equipment
Cost:
At 1 January	6	6
Additions	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	6	6

Accumulated depreciation:
At 1 January	(6)	(6)
Depreciation charge for the year	–	–
Disposals and write-offs	–	–
Exchange differences	–	–

At 31 December	(6)	(6)

Net book value:
At 1 January	–	–

At 31 December	–	–

17.	INTANGIBLE ASSETS

	Gas processing right under NWS Project	Software	Total

Cost:
At 1 January 2010	1,253	359	1,612
Additions	–	142	142
Disposal	–	(10)	(10)
Exchange differences	(38)	–	(38)

At 31 December 2010	1,215	491	1,706

At 1 January 2011	1,215	491	1,706
Additions	–	132	132
Disposal	–	–	–
Exchange differences	(59)	–	(59)

At 31 December 2011	1,156	623	1,779

Accumulated amortisation:
At 1 January 2010	(224)	(158)	(382)
Amortisation charge for the year	(81)	(114)	(195)
Disposal	–	10	10
Exchange differences	9	–	9

At 31 December 2010	(296)	(262)	(558)

At 1 January 2011	(296)	(262)	(558)
Amortisation charge for the year	(79)	(125)	(204)
Disposal	–	–	–
Exchange differences	16	–	16

At 31 December 2011	(359)	(387)	(746)

Net book value:
At 1 January 2011	919	229	1,148

At 31 December 2011	797	236	1,033

18.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2011	2010

Unlisted shares, at cost	58,707	6,177
Loans to a subsidiary	–	3,311
Due from subsidiaries	23,846	67,175
Due to subsidiaries	(16,519)	(6,520)

	66,034	70,143

The loans to a subsidiary are unsecured, bearing fixed interest at a rate of 7.084% per annum and are due within five years. The carrying values of the loans approximate to their fair values. The loans to a subsidiary were repaid during the year.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC International Limited**	British Virgin Islands 23 August 1999	US$20,000,000,002	100%	Investment holding

China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance

CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding

Indirectly held subsidiaries*:

CNOOC Deepwater Development Limited	Zhuhai, PRC 1 March 2010	RMB 1 billion	100%	Deepwater and low-grade oil and gas fields exploration, development, and oil and gas production sales in the PRC

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding

CNOOC ONWJ Ltd.***	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands 15 October 2010	US$1	100%	Providing services of petroleum exploration and development in oilfield of the Republic of Iraq

CNOOC Canada Inc. (Note 4 (iv))	Canada 15 January 1999	281,749,526 common shares without a par value	100%	Oil sands exploration, development and production in Canada

*	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

**
CNOOC International Limited is a 100% owned subsidiary of the Company. The Company applied for the subscription of 10,000 redeemable shares of a par value each of US$1.00 in CNOOC International Limited at a consideration of US$20,000,000,000 and the first instalment in the amount of US$8,361,283,568.40, comprising US$10,000 as to par and US$8,361,273,568.40 as to share premium was paid on 15 June 2011. The Company became the registered holder of 10,000 Redeemable Shares in CNOOC International Limited on 8 July 2011.

***	CNOOC ONWJ Ltd. was divested on 22 December 2011, as CNOOC Southeast Asia Limited sold it to EMP International (BVI) Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19.	INVESTMENTS IN ASSOCIATES

Name of associates	Place and date of establishment	Nominal value of issued and registered share capital	Percentage of equity attributable the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Northern Cross (Yukon) Limited*	Yukon, Canada 19 September 1994	22,691,705 common shares without a par value	60%	Petroleum exploration, development and production in Canada

*	The Company, through its wholly owned subsidiary CNOOC International Limited, acquired 60% of the shares in Northern Cross (Yukon) Limited in 2011.

All of the associates are not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	Group
	2011	2010

Share of net assets	2,822	1,781

All of the Group’s associates are not considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates:

	Group
	2011	2010

Profit for the year	320	199
Other comprehensive income	(20)	3

Total comprehensive income	300	202

20.	INVESTMENT IN A JOINT VENTURE
Particulars of the principal joint venture are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	Group
	2011	2010

Cash and cash equivalents	2,410	24,568
Other current assets	1,585	1,346

Total current assets	3,995	25,914

Non-current assets, excluding goodwill	51,855	54,352
Goodwill	3,566	3,748

Total assets	59,416	84,014

Current financial liabilities (excluding trade and other payables and provisions)	(1,139)	(874)
Other current liabilities	(2,254)	(24,476)

Total current liabilities	(3,393)	(25,350)

Non-current financial liabilities	(3,361)	(3,714)
Other non-current liabilities	(12,312)	(13,304)

Total non-current liabilities	(15,673)	(17,018)

Total liabilities	(19,066)	(42,368)

Net assets	40,350	41,646

Net assets, excluding goodwill	36,784	37,898

Revenue	9,882	6,034
Depreciation, depletion and amortisation	(2,940)	(1,862)
Interest income	50	172
Finance costs	(355)	(200)

Profit before tax	1,062	492
Income tax expense	(568)	(94)

Profit after tax	494	398
Other comprehensive income	–	–

Total comprehensive income	494	398

Reconciliation of the summarised financial information of the joint venture to the carrying amount of the Group’s investment in the joint venture is disclosed below:

	Group
	2011	2010

Group share of net assets of joint venture, excluding goodwill	18,392	18,949
Goodwill on acquisition less cumulative impairment	1,783	1,874

Carrying amount of investment in joint venture	20,175	20,823

No dividend received from the joint venture in 2010 and 2011 respectively.

21.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	2011	2010	2011	2010

Current:

Non-publicly traded investments, at fair value:
Private equity funds	15	16	15	16
Corporate wealth management	18,500	13,000	–	–
products (1)
Liquidity funds (2)	9,061	5,924	–	–

	27,576	18,940	15	16

Non-current:

Publicly traded investments, at fair value:
Equity investment in MEG (3)	7,365	8,616	–	–

	7,365	8,616	–	–

The fair values of publicly traded investments are based on quoted market prices. The fair values of non-publicly traded investments are based on fund managers’ quotations. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products matured from 17 February 2012 to 21 June 2012.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents investment in the equity securities of MEG Energy Corporation (“MEG”). As at 31 December 2011, the investment in MEG was stated at the quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

During the year, the gross loss of the Group’s and the Company’s available-for-sale investments recognised directly in other comprehensive loss amounted to RMB800 million and nil, respectively (2010: other comprehensive income RMB5,590 million and nil, respectively).

In addition, there were no realised gains of the Group and the Company, respectively, transferred from other comprehensive income to the profit and loss for the year (2010: nil and nil, respectively) upon the disposal of the related available-for-sale financial assets.

None of the financial assets above is either past due or impaired.

22.	INVENTORIES AND SUPPLIES

	Group
	2011	2010

Materials and supplies	3,510	3,215
Oil in tanks	986	854
Less: Provision for inventory obsolescence	(116)	(94)

	4,380	3,975

The provision for inventory obsolescence during the year was approximately RMB22 million (2010: approximately RMB27 million).

23.	TRADE RECEIVABLES
The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2011 and 2010, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS
The Group’s and the Company’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 2.7% per annum (2010: 2.4% per annum) and 1.1% per annum (2010: 0.22% per annum), respectively, for the year ended 31 December 2011.

CNOOC China Limited, a wholly-owned subsidiary of the Company, deposited RMB12.0 billion with Bank of China to secure loans of US$1.77 billion (note 27) granted by Bank of China. The amount was recorded as time deposits with maturity over three months.

25.	TRADE AND ACCRUED PAYABLES
As at 31 December 2011 and 2010, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2011	2010

Accrued payroll and welfare payable	888	822
Provision for retirement and termination benefits	280	373
Accrued expenses	65	76
Advances from customers	96	2,017
Royalties payable	376	882
Special oil gain levy payable	14,989	5,695
Provision for dismantlement (note 28)	31	187
Other payables*	5,492	8,072

	22,217	18,124

*
As disclosed in note 4 (ii), the current portion and the non-current portion of the unpaid funding of 66.7% of Chesapeake’s share of development costs in the Niobrara Project have been recognised in “Other payables and accrued liabilities” and “Other non-current liabilities”, respectively, in the aggregate of US$517 million (approximately, RMB3,261 million) as at 31 December 2011.

Other payables are non-interest-bearing and have an average term of less than one year.

27.	LOANS AND BORROWINGS

Current

	Group
	Effective interest	2011	2010
	rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total

Short-term loans
and borrowings
General loans	LIBOR+0.7% to 1.38% per annum
	with maturity within one year	16,193	–	16,193	16,358	–	16,358

		16,193	–	16,193	16,358	–	16,358

Loans and
borrowings due
within one year
For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project****	with maturity within
	one year	207	–	207	184	–	184

For Nigeria	LIBOR+4% per annum with
OML130 Project	maturity within
	one year	369	–	369	4,652	–	4,652

Finance (2002)*		–	3,150	3,150	–	–	–

		576	3,150	3,726	4,836	–	4,836

		16,769	3,150	19,919	21,194	–	21,194

Non-current

	Group
	Effective interest	2011	2010
	rate and final maturity	Bank loan	Notes/ Bonds	Total	Bank loan	Notes/ Bonds	Total

For Tangguh LNG	LIBOR+0.23% to 0.38% per annum
Project****	with maturity through 2021	2,562	–	2,562	2,911	–	2,911

For Nigeria	LIBOR+4% per annum with
OML130 Project	maturity through 2015	–	–	–	387	–	387

Finance (2002)*		–	–	–	–	3,305	3,305

Finance (2003)**		–	3,102	3,102	–	3,256	3,256

Finance (2011)***		–	12,412	12,412	–	–	–

		2,562	15,514	18,076	3,298	6,561	9,859

*
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 was issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company, and was repaid in March 2012.

**
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 were issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$1,500 million of 4.25% guaranteed notes due in 2021 and the principal amount of US$500 million of 5.75% guaranteed notes due in 2041 were issued by CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2011) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****	The amount represented the Group’s share of utilised bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project).

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2011, except for the general loans of US$1.77 billion secured by time deposits (note 24), all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	Group
	2011	2010

Repayable:
Within one year	576	4,836
After one year but within two years	221	589
After two years but within three years	251	233
After three years but within four years	281	266
After four years but within five years	312	298
After five years	1,497	1,912

	3,138	8,134

Amount due within one year shown under current liabilities	(576)	(4,836)

	2,562	3,298

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during the	during the	during the
31 December	at year end	at year end	year	year*	year**

2011	3,138	1.35%	8,134	5,636	2,19%
2010	8,134	3.02%	11,967	10,037	3.25%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

28.	PROVISION FOR DISMANTLEMENT

	Group
	2011	2010

At 1 January	16,012	11,759
Capitalised in oil and gas properties*	7,718	3,812
Acquisition of a subsidiary	151	–
Utilised	(156)	(291)
Unwinding of discount** (note 9)	1,312	754
Exchange differences	(42)	(22)

At 31 December	24,995	16,012

Current portion of dismantlement included in other payables and
accrued liabilities (note 26)	(31)	(187)

At 31 December	24,964	15,825

*	The amount is included in the additions of oil and gas properties in note 16.
**	The discount rate used for calculating the amount of unwinding of the discount is 5% (2010: 5%).

29.	SHARE CAPITAL

			Issued share
		Share	capital
		capital	equivalent of
Share	Number of shares	HK$ million	RMB million

Authorised:
Ordinary shares of HK$0.02 each
as at 31 December 2011 and 31 December 2010	75,000,000,000	1,500

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2010	44,669,199,984	893	949

As at 31 December 2010	44,669,199,984	893	949

Shares repurchased and cancelled*	(10,019,000)	–	–

As at 31 December 2011	44,659,180,984	893	949

*
During the year, the Company purchased 22,894,000 of its shares with an aggregate cash payment of HK$315,016,715 on the Hong Kong Stock Exchange. 10,019,000 shares were cancelled by the Company by 31 December 2011 and the remaining 12,875,000 shares were cancelled on 10 January 2012.

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme") for the purpose of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

As no new share option was granted during the year, the fair value was nil (2010: RMB364 million) and the Group recognised an equity-settled share option expense of approximately RMB143 million (2010: RMB218 million) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility was based on the historical volatility of the Company’s stock prices over a period that is commensurate with the expected life of the options.

The following table lists the inputs to the model used:

2010

Dividend yield	3.27%
Expected volatility	48.58%
Risk-free interest rate	1.63%
Expected life of options	5 years
Weighted average share price per share	HK$12.22

Details of the share options outstanding are as follows:

	2011		2010
	Number of	Weighted average	Number of	Weighted average
	share options	exercise price	share options	exercise price
		HK$		HK$

Outstanding at the beginning of the year	474,054,900	9.14	420,263,901	8.05
Granted during the year	–	–	106,188,000	12.70
Forfeited during the year	(53,094,000)	5.87	(52,397,001)	7.53
Exercised during the year	–	–	–	–

Outstanding at end of year	420,960,900	9.56	474,054,900	9.14

Exercisable at the end of the year	328,525,000	8.91	288,864,001	7.25

No share options had been cancelled or modified during the years ended 31 December 2011 and 2010.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 0.94% of the Company’s shares in issue as at that date (2010: 1.06%). The weighted average remaining contractual life of share options outstanding at the end of the year was 6.09 years (2010: 6.76 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 420,960,900 additional ordinary shares of the Company and additional share capital of RMB6,825,460 and share premium of RMB3,254,986,451.

30.	RESERVES
According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2011, the general reserve fund amounted to RMB10,000 million (2010: RMB10,000 million), representing 50% (2010: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purpose are charged directly to the profit or loss for the year. As of 31 December, 2011, the Group’s safety fund reserve accrued under the PRC regulations amounted to nil (2010: RMB13 million).

In accordance with the relevant accounting principles required by the local authorities, as at 31 December 2011, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB205,055 million (2010: RMB153,831 million).

	Company
	Share
	premium
	account and
	capital	Cumulative
	redemption	translation	Other	Retained
	reserve	reserve	reserves	earnings	Total

At 1 January 2010	42,129	(12,371)	5,136	18,857	53,751
Total comprehensive income
for the year	–	(2,514)	–	30,610	28,096
2009 final dividend	–	–	–	(7,795)	(7,795)
2010 interim dividend	–	–	–	(8,100)	(8,100)
Equity-settled share option
arrangements	–	–	218	–	218

At 31 December 2010	42,129	(14,885)	5,354	33,572	66,170

At 1 January 2011	42,129	(14,885)	5,354	33,572	66,170

Total comprehensive income
for the year	–	(2,992)	–	20,741	17,749
2010 final dividend	–	–	–	(9,287)	(9,287)
2011 interim dividend	–	–	–	(9,106)	(9,106)
Share repurchases	–	–	–	(256)	(256)
Equity-settled share option
arrangements	–	–	143	–	143

At 31 December 2011	42,129	(17,877)	5,497	35,664	65,413
As at 31 December 2011, the distributable profits of the Company amounted to approximately RMB35,664 million (2010: RMB33,572 million).

31.	RELATED PARTY TRANSACTIONS
As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC Government. The State Council of the PRC Government directly and indirectly controls a significant number of entities through its government authorities and other state-owned entities.

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2010 for the provision (1) by the Group to CNOOC Group and (2) by CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 24 November 2010. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group:
a)	Provision of exploration and support services
b)	Provision of oil and gas development and support services
c)	Provision of oil and gas production and support services
d)	Provision of marketing, management and ancillary services
e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC Group:
a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
b)	Long term sales of natural gas and liquefied natural gas

Pricing principles
The related party/continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC Group to the Group and paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC Group on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC Group to the Group as described above, on the basis of the above pricing principle, such services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC Group for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The related party/continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC Group to the Group are at market prices on normal commercial terms which are calculated on a daily basis.

The related party/continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The related party/continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC Group are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipeline.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC Group to the Group

	Group
	2011	2010

Provision of exploration and support services	6,625	5,462
– Inclusive of amounts capitalised under property, plant and equipment	3,480	2,359
Provision of oil and gas development and support services	13,544	14,190
Provision of oil and gas production and support services (note a)	6,675	5,229
Provision of marketing, management and ancillary services (note b)	521	759
FPSO vessel leases (note c)	1,253	1,452

	28,618	27,092

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC Group

The Group did not enter into any transactions in this category for the years ended 31 December 2011 and 2010.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC Group

	Group
	2011	2010

Sales of petroleum and natural gas products
(other than long term sales of natural gas and
liquefied natural gas) (note d)	127,270	90,869
Long term sales of natural gas and liquefied natural gas (note e)	5,896	4,434

	133,166	95,303

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2011	2010

Interest income from deposits in CNOOC Finance (note f)	124	72

(b)	Deposits made by the Group

	Group
	2011	2010

Deposits in CNOOC Finance (note f)	9,800	7,872

(v)	Balances with CNOOC Group

	Group
	2011	2010

Amount due to CNOOC
– included in other payables and accrued liabilities	456	307
Amount due to other related parties
– included in trade and accrued payables	11,075	8,328

	11,531	8,635

Amounts due from other related parties
– included in trade receivables	10,058	9,369
– included in other current assets	254	179

	10,312	9,548

(vi)	Balances with a joint venture

	Group
	2011	2010

Amounts due from a joint venture
– included in held-to-maturity financial assets	44	–
– included in other current assets	–	11,688

	44	11,688

(vii)	Transactions and balances with other state-owned entities
The Group enters into extensive transactions covering purchases or sales of crude oil, natural gas, property, plant and equipment and other assets, receiving of services, and making deposits and borrowings with state-owned entities, other than the CNOOC Group, in the normal course of business at terms comparable to those with other non state-owned entities. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned entities are individually not significant. The individually significant sales transactions with these state-owned entity customers are disclosed in note 36. In addition, the Group has certain of its cash and time deposits and outstanding short-term bank loans with certain state-owned banks in the PRC as at 31 December 2011, as summarised below:

	Group
	2011	2010

Cash and cash equivalents	12,524	16,004
Time deposits with financial institutions	14,976	11,976

	27,500	27,980

Short-term loans	11,153	11,722

Interest rates for the above time deposits and short term loans are at prevailing market rates.

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 10.

  Notes:

a)
These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC Group. Individual sales contracts were entered into from time to time between the Group and CNOOC Group.

e)
It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the renewed financial services framework agreement with CNOOC Finance dated 20 August 2010, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The stated deposits in (iv) (b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the period.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless otherwise disclosed.

32.	RETIREMENT AND TERMINATION BENEFITS
All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rated ranging from 11% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contract.

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB123 million (2010: RMB118 million).

33.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operations

	2011	2010

Profit before tax	92,565	72,603

Adjustments for:
Interest income on bank deposits	(1,196)	(618)
Finance costs	1,682	1,109
Exchange gains, net	(637)	(995)
Share of profits of associates	(320)	(199)
Share of profits of a joint venture	(247)	(199)
Investment income	(1,828)	(427)
Provision for inventory obsolescence	22	27
Depreciation, depletion and amortisation	30,521	26,756

Loss on disposal and write-off of property, plant and equipment	706	1,175
Unwinding of discount on long term guaranteed notes	25	13
Equity-settled share option expense	143	218
Gain from disposal of a subsidiary	(372)	–
Others	(13)	–

	121,051	99,463

Increase in trade receivables	(982)	(6,689)
Increase in inventories and supplies	(319)	(475)
Decrease/(increase) in other current assets	9,840	(11,880)
increase in trade and accrued payables, other payables and accrued liabilities	1,404	2,252
Increase in other taxes payable	9,815	3,250

Cash generated from operations	140,809	85,921

34.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments
As at 31 December 2011, the Group had the following capital commitments*, principally for the construction and purchase of property, plant and equipment:

	2011	2010

Contracted, but not provided for**	15,219	9,030
Authorised, but not contracted for	59,584	45,973

*	The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4.

**
The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

***	The above table includes a commitment of approximately RMB3,221 million (2010: RMB1,619 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2011	2010

Contracted, but not provided for	1,384	591
Authorised, but not contracted for	–	152

As at 31 December 2011, the Group had unutilised banking facilities amounting to approximately RMB160,580 million (2010: RMB179,029 million).

(ii)	Operating lease commitments

(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from two month to nine years.

As at 31 December 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2011	2010

Commitments due:
Within one year	191	90
In the first to second years, inclusive	30	22
After the second but before the fifth years, inclusive	20	19

	241	131

The above table includes minimum lease payments of approximately RMB145 million (2010: RMB80 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2011	2010

Commitments due:
Within one year	7	31
In the first to second years, inclusive	6	30
After the second but before the fifth years, inclusive	11	4

	24	65

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from seven months to nine years.

As at 31 December 2011, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2011	2010

Commitments due:
Within one year	783	703
In the first to second years, inclusive	444	547
After the second but before the fifth years, inclusive	606	746
After five years	313	485
	2,146	2,481

The above table includes a commitment of approximately RMB1,783 million (2010: RMB2,470 million) to the CNOOC Group.

(iii)	Contingencies
(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. The Company then filed a suit in the Nigerian Federal High Court. In March 2011, the Nigeria Federal High Court delivered a binding judgement in favour of the Company, agreeing that the Company is not subject to Value Added Tax for the OML130 Transaction. The judgement was appealed by counterparties to the High Court. After seeking legal advice, the Company’s management believes that the Company has reasonable grounds in defending for such an appeal. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
On 26 October 2011, the Company received notice of assessment from Federal Inland Revenue Service (“FIRS”), confirming that the effective Petroleum Profit Tax (“PPT”) and related tax for the year of 2010 shall be calculated and payable on the basis of the PPT Tax Return prepared by Nigerian National Petroleum Corporation. The Company contested the notice of assessment. On 13 January 2012, the Company, together with South Atlantic Petroleum Limited, has filed an appeal in relation thereto to the local Tax Appeal Tribunal. No verdict has been issued to date, and the result of the appeal is still uncertain.

(c)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income. In July 2011, the Company completed the transfer of the interest-free intercompany loans to the share capital account of CNOOC International, in order to reduce the future tax exposure arising from any deemed interest income for the intercompany loans.

(d)
Two oil spill accidents occurred on 4 June and 17 June 2011 respectively at Platforms B and C of Penglai 19-3 oilfield, which is being operated under a production sharing contract (“PSC”) among CNOOC China Limited, the subsidiary of the Company, and two subsidiaries of ConocoPhillips (“ConocoPhillips”), the US based oil company, among which ConocoPhillips China Inc. (“COPC”) is the operator and responsible for the daily operations of the oilfield. Under the PSC, ConocoPhillips and the Company have 49% and 51% of participating interests, respectively, in respect of development and production. On 11 November 2011, the State Oceanic Administration of the PRC announced the investigation conclusion made by the joint investigation team of the government that, “ConocoPhillips China Inc. violated the Overall Development Plan during the production operation on Penglai 19-3 oilfield, had defects in its procedures and management, and did not take necessary measures after obvious accident signs emerged, which altogether eventually resulted in an accident involving liabilities, causing significant oceanic pollution by oil spill.”

On 25 January 2012, the Company released that COPC had reached an agreement with Ministry of Agriculture of the PRC and China National Offshore Oil Corporation, the Company’s parent company, to resolve fishery indemnification and compensation issues for the oil spill accidents of Penglai 19-3 oilfield. Under this agreement, COPC will put up RMB1 billion to settle the indemnification and compensation for damages to the aquatic organisms in part of the affected areas of the Hebei Province and Liaoning Province as well as damages to the natural fishery resources in Bohai.

The Company is of the view that the Company’s obligations, if any, arising from the above mentioned accidents shall be determined in accordance with relevant laws and regulations, the PSC and related agreements, among others. Based on evaluations performed as of the date of these financial statements, the Company believes that it is not possible to determine provisions, if any, for the above mentioned accidents in these financial statements. The financial impact of such oil spill accidents on the Company is still uncertain, and the Company has not made any provision for the accidents in these financial statements.

35.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB4,063 million as at 31 December 2011 (2010: RMB8,950 million).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB20,097 million as at 31 December 2011 (2010: RMB6,989 million), which was determined by reference to the market price as at 31 December 2011.

Fair value hierarchy
The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at 31 December 2011 and 31 December 2010, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2011	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds*	15	–	15	–
Corporate wealth management products*	18,500	–	18,500	–
Liquidity funds**	9,061	9,061	–	–

27,576	9,061	18,515	–
Available-for-sale financial assets – non-current
Equity investment in MEG**	7,365	7,365	–	–

	7,365	7,365	–	–

Liabilities measured at fair value
Foreign exchange forward contracts***	38	–	38	–

	31 December
	2010	Level 1	Level 2	Level 3

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds*	16	–	16	–
Corporate wealth management products*	13,000	–	13,000	–
Liquidity funds**	5,924	5,924	–	–

	18,940	5,924	13,016	–

Available-for-sale financial assets – non-current
Equity investment in MEG**	8,616	8,616	–	–

	8,616	8,616	–	–

Liabilities measured at fair value
Foreign exchange forward contracts***	80	–	80	–

*	The fair values of private equity funds and corporate wealth management products are based on the fund managers’ quotations.

**	The fair values of liquidity funds and equity investment in MEG are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at 31 December 2011 and 2010, respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorised as financial liabilities at fair value through profit or loss. Changes in fair value of these contracts were recognised in the statement of comprehensive income in other finance costs (note 9).

36.	CONCENTRATION OF CUSTOMERS
A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2011	2010

China Petroleum & Chemical Corporation*	52,026	34,384
PetroChina Company Limited*	33,591	13,218
Gunvor Singapore Pte Ltd.	4,042	2,404
Shandong Changyi Petrochemical Ltd.*	2,607	2,347
Shandong Huaxing Petrochemical Group Co., Ltd.*	2,534	1,883

*	These transactions are with other state-owned entities.

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk, business risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk
The carrying amounts of the Group’s cash and cash equivalents, time deposits and liquidity funds investments, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 22% (2010: 17%) and 36% (2010: 32%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk
As the Group’s crude oil’s price are mainly determined by reference to the crude oil’s price in international markets, changes in international crude oil’s price have a large impact on the Group. Unstable and high volatility of international crude oil’s price will has a significant effect on the Group’s net sales and net profits.

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2011 to 30 December 2011 (the last working day in 2011), Renminbi has appreciated by approximately 5.11% against the US dollars. At the reporting date, approximately 86.0% (2010: 81.5%) of the group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dolloars and Hong Kong dollars.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at 31 December 2010 and 2011. Based on management’s assessment, a 5% change in the foreign exchange rate of the US dollars at 31 December 2011 would have impacted the profit for the year of the Group by 0.72% and the equity of the Group by 0.58%. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2010.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2011, the interest rates for 49% of the Group’s debts were fixed. The term of the weighted average balance was approximately 6.45 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Business risk
The operations of the Group are conducted in the PRC and many other countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily unrealisable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vii)	Capital management
The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2011 and 31 December 2010.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2011	2010

Interest-bearing debts	37,995	31,053
Equity attributable to owners of the parent	262,856	215,766

Total capital	300,851	246,819

Gearing ratio	12.6%	12.6%

38.	CHARGE OF ASSETS
CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

39.	SUBSEQUENT EVENTS
The Group has no other subsequent events needed to be disclosed in the consolidated financial statements, except those disclosed in note 4(iii) and note 27.

40.	COMPARATIVE AMOUNTS
Certain comparative amounts have been adjusted to conform to the current period’s presentation. In addition, due to the adoption of the new and revised IFRS/HKFRSs during the current period, certain comparative amounts were retrospectively adjusted accordingly (note 2.2).

41.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorised for issue by the Board of Directors on 28 March 2012.

Supplementary Information on Oil and
Gas Producing Activities (Unaudited)
31 December 2011
(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The comparative figures in 2010 are retrospectively adjusted in accordance with the accounting policy change disclosed in Note 2.2 to the consolidated financial statements.

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years ended 31 December 2009, we engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves except for reserves of investee accounted for by the equity method. For the years 2010 and 2011, approximately 11% and 25%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Group, or RMG, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMG follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and us.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 29 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

		Asia
	PRC	(excluding PRC)	Oceania	Africa	North America	South America	Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2008	1,400	4,216	65	800	24	607	89	–	–	–	–	–	–	–	1,578	5,623	–	–
Purchase/(Disposal) of reserves	(3)	–	–	–	–	–	–	–	2	46	–	–	–	–	(1)	46	–	–
Discoveries and extensions	139	319	1	1	–	8	–	–	–	–	–	–	–	–	140	328	–	–
Production	(162)	(155)	(8)	(51)	(3)	(44)	(13)	–	–	–	–	–	–	–	(186)	(250)	–	–
Revisions of prior estimates	121	(214)	(4)	333	5	78	15	–	–	–	–	–	–	–	137	197	–	–

31 December 2009	1,495	4,166	54	1,083	26	649	91	–	2	46	–	–	–	–	1,668	5,944	–	–
Purchase of reserves	22	–	–	–	–	–	–	–	–	–	–	–	–	–	22	–	–	–
Discoveries and extensions	178	828	3	120	–	–	75	–	–	–	–	–	–	–	256	948	–	–
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	–	–	–	–	–	–	–	(257)	(354)	–	–
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	–	(1)	(3)	–	–	–	–	30	(593)	–	–

31 December 2010	1,501	4,387	50	1,017	21	498	146	–	1	43	–	–	–	–	1,719	5,945	–	–
Purchase/(Disposal) of reserves	–	–	43	(46)	–	–	–	–	54	141	87	9	–	–	97	95	87	9
Discoveries and extensions	238	310	–	1	–	–	–	–	–	–	–	–	–	–	238	311	–	–
Improved Recovery	1	9	–	–	–	–	–	–	–	–	–	–	–	–	1	9	–	–

Production	(219)	(252)	(6)	(79)	(2)	(37)	(21)	–	(1)	(9)	–	–	–	–	(249)	(377)	–	–
Revisions of prior estimates	63	(315)	(5)	(44)	–	7	9	–	–	(4)	–	–	–	–	67	(356)	–	–

31 December 2011	1,584	4,139	82	849	19	468	134	–	54	171	87	9	–	–	1,873	5,627	87	9

Enterprise’s share of equity
method investees:
31 December 2009	2	17	–	–	–	–	–	–	–	–	–	–	–	–	2	17	–	–
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	202	546	202	546	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(1)	(4)	–	–	–	–	–	–	–	–	–	–	(6)	(33)	(7)	(37)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	1	–	–

31 December 2010	1	14	–	–	–	–	–	–	–	–	–	–	196	513	197	527	–	–
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(3)	–	–	–	–	–	–	–	–	–	–	(9)	(47)	(9)	(50)	–	–
Revisions of prior estimates	–	(2)	–	–	–	–	–	–	–	–	–	–	8	(53)	8	(55)	–	–

31 December 2011	1	9	–	–	–	–	–	–	–	–	–	–	195	413	196	422	–	–

Total consolidated and equity
Interests in reserves
31 December 2009	1,497	4,183	54	1,083	26	649	91	–	2	46	–	–	–	–	1,670	5,961	–	–
31 December 2010	1,502	4,401	50	1,017	21	498	146	–	1	43	–	–	196	513	1,916	6,472	–	–
31 December 2011	1,585	4,148	82	849	19	468	134	–	54	171	87	9	195	413	2,069	6,049	87	9

Proved developed reserves:

		Asia
	PRC	(excluding PRC)	Oceania	Africa	North America	South America	Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2009	761	1,516	51	487	11	243	77	–	2	46	–	–	–	–	902	2,292	–	–
31 December 2010	848	1,848	45	397	9	173	57	–	1	43	–	–	–	–	960	2,461	–	–
31 December 2011	806	1,675	24	264	7	143	46	–	11	56	25	1	–	–	894	2,138	25	1

Enterprise’s share of equity
method investees:
31 December 2009	2	17	–	–	–	–	–	–	–	–	–	–	–	–	2	17	–	–
31 December 2010	1	14	–	–	–	–	–	–	–	–	–	–	108	268	109	282	–	–
31 December 2011	1	9	–	–	–	–	–	–	–	–	–	–	105	263	106	272	–	–

Proved undeveloped reserves:

		Asia
	PRC	(excluding PRC)	Oceania	Africa	North America	South America	Total
		Natural		Natural		Natural		Natural		Natural	Synthetic			Natural		Natural	Synthetic
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	oil	Bitumen	Oil	gas	Oil	gas	oil	Bitumen
	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)	(mmbls)	(bcf)	(mmbls)	(bcf)	(mmbls)	(mmbls)

Consolidated entities
31 December 2009	734	2,650	3	596	15	406	14	–	–	–	–	–	–	–	766	3,652	–	–
31 December 2010	653	2,539	5	620	12	325	89	–	–	–	–	–	–	–	759	3,484	–	–
31 December 2011	779	2,464	58	585	12	325	87	–	43	115	62	8	–	–	979	3,489	62	8

Enterprise’s share of equity
method investees:
31 December 2009	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2010	–	–	–	–	–	–	–	–	–	–	–	–	88	245	88	245	–	–
31 December 2011	–	–	–	–	–	–	–	–	–	–	–	–	90	150	90	150	–	–

(b)	Results of operations

	2009 Consolidated entities
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	71,337	4,513	1,737	6,194	133	–	83,914
Operating expenses	(9,295)	(1,941)	(455)	(773)	(26)	–	(12,490)
Taxes other than income tax	(3,647)	–	(241)	–	–	–	(3,888)
Exploration expense	(2,504)	(219)	(444)	(67)	–	–	(3,234)
Accretion expense	(443)	–	–	(24)	–	–	(467)
Depreciation, depletion and amortisation
(including dismantlement)	(11,502)	(1,123)	(257)	(3,034)	(27)	–	(15,943)
Special oil gain levy	(6,357)	–	–	–	–	–	(6,357)

	37,589	1,230	340	2,296	80	–	41,535

Income tax expense	(9,397)	(576)	(118)	(1,280)	(40)	–	(11,411)

Result of operations	28,192	654	222	1,016	40	–	30,124

	2009 Enterprise’s share of equity method investees:
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	347	–	–	–	–	–	347
Operating expenses	(118)	–	–	–	–	–	(118)
Taxes other than income tax	(12)	–	–	–	–	–	(12)
Exploration expense	(25)	–	–	–	–	–	(25)
Accretion expense	(3)	–	–	–	–	–	(3)
Depreciation, depletion and amortisation
(including dismantlement)	(65)	–	–	–	–	–	(65)
Special oil gain levy	–	–	–	–	–	–	–

	124	–	–	–	–	–	124

Income tax expense	(31)	–	–	–	–	–	(31)

Result of operations	93	–	–	–	–	–	93

Total result of operations for producing activities	28,285	654	222	1,016	40	–	30,217

	2010 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	125,445	6,233	2,054	12,252	150	–	146,134
Operating expenses	(11,735)	(2,424)	(470)	(983)	(35)	–	(15,647)
Taxes other than income tax	(6,513)	(7)	(332)	(257)	–	–	(7,109)
Exploration expense	(4,450)	(565)	–	(468)	–	–	(5,483)
Accretion expense	(719)	(2)	–	(33)	–	–	(754)
Depreciation, depletion and amortisation
(including dismantlement)	(19,920)	(1,648)	(247)	(4,919)	(22)	–	(26,756)
Special oil gain levy	(17,706)	–	–	–	–	–	(17,706)

	64,402	1,587	1,005	5,592	93	–	72,679

Income tax expense	(16,100)	(963)	(302)	(1,384)	(47)	–	(18,796)

Result of operations	48,302	624	703	4,208	46	–	53,883

	2010 Enterprise’s share of equity method investees:
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	354	–	–	–	–	2,985	3,339
Operating expenses	(107)	–	–	–	–	(557)	(664)
Taxes other than income tax	(21)	–	–	–	–	(1,095)	(1,116)
Exploration expense	(83)	–	–	–	–	(97)	(180)
Accretion expense	(3)	–	–	–	–	(8)	(11)
Depreciation, depletion and amortisation
(including dismantlement)	(54)	–	–	–	–	(931)	(985)
Special oil gain levy	–	–	–	–	–	–	–

	86	–	–	–	–	297	383

Income tax expense	(13)	–	–	–	–	(104)	(117)

Result of operations	73	–	–	–	–	193	266

Total result of operations for producing activities	48,375	624	703	4,208	46	193	54,149

	2011 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	163,384	7,639	2,097	14,841	1,318	–	189,279
Operating expenses	(13,954)	(2,460)	(490)	(1,036)	(324)	–	(18,264)
Taxes other than income tax	(9,584)	–	(418)	(299)	(31)	–	(10,332)
Exploration expense	(4,204)	(211)	(1)	(183)	(621)	–	(5,220)
Accretion expense	(1,124)	(2)	–	(176)	(10)	–	(1,312)
Depreciation, depletion and amortisation
(including dismantlement)	(23,821)	(1,521)	(229)	(4,388)	(562)	–	(30,521)
Special oil gain levy	(31,982)	–	–	–	–	–	(31,982)

	78,715	3,445	959	8,759	(230)	–	91,648

Income tax expense	(19,679)	(1,716)	(288)	(500)	(122)	–	(22,305)

Result of operations	59,036	1,729	671	8,259	(352)	–	69,343

	2011 Enterprise’s share of equity method investees:
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Net sales to customers	352	–	–	–	–	4,941	5,293
Operating expenses	(115)	–	–	–	–	(1,031)	(1,146)
Taxes other than income tax	(34)	–	–	–	–	(1,330)	(1,364)
Exploration expense	(42)	–	–	–	–	(205)	(247)
Accretion expense	16	–	–	–	–	(21)	(5)
Depreciation, depletion and amortisation
(including dismantlement)	(39)	–	–	–	–	(1,470)	(1,509)
Special oil gain levy	–	–	–	–	–	–	–

	138	–	–	–	–	884	1,022

Income tax expense	(21)	–	–	–	–	(309)	(330)

Result of operations	117	–	–	–	–	575	692

Total result of operations for producing activities	59,153	1,729	671	8,259	(352)	575	70,035

(c)	Capitalised costs

	2009 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	177,357	23,643	2,541	34,674	940	–	239,155
Unproved oil and gas properties	3,204	1,273	–	1,541	386	–	6,404
Accumulated depreciation, depletion
and amortisation	(67,695)	(9,614)	(453)	(2,795)	(26)	–	(80,583)

Net capitalised costs	112,866	15,302	2,088	33,420	1,300	–	164,976

	2009 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,848	–	–	–	–	–	1,848
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion
and amortisation	(1,365)	–	–	–	–	–	(1,365)

Net capitalised costs	483	–	–	–	–	–	483

	2010 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	209,915	22,735	2,465	34,672	1,315	–	271,102
Unproved oil and gas properties	2,961	1,457	–	2,478	15,259	–	22,155
Accumulated depreciation, depletion
and amortisation	(88,039)	(10,695)	(601)	(7,518)	(47)	–	(106,900)

Net capitalised costs	124,837	13,497	1,864	29,632	16,527	–	186,357

	2010 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,848	–	–	–	–	20,221	22,069
Unproved oil and gas properties	–	–	–	–	–	6,355	6,355
Accumulated depreciation, depletion
and amortisation	(1,419)	–	–	–	–	(923)	(2,342)

Net capitalised costs	429	–	–	–	–	25,653	26,082

	2011 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	242,432	14,851	2,345	34,811	8,915	–	303,354
Unproved oil and gas properties	4,375	1,271	–	2,446	36,284	–	44,376
Accumulated depreciation, depletion
and amortisation	(111,674)	(4,173)	(719)	(11,433)	(602)	–	(128,601)

Net capitalised costs	135,133	11,949	1,626	25,824	44,597	–	219,129

	2011 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Proved oil and gas properties	1,859	–	–	–	–	18,912	20,771
Unproved oil and gas properties	–	–	–	–	–	7,714	7,714
Accumulated depreciation, depletion
and amortisation	(1,461)	–	–	–	–	(2,312)	(3,773)

Net capitalised costs	398	–	–	–	–	24,314	24,712

(d)	Costs incurred in oil and gas property acquisition, exploration and development

	2009 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	–	–	–	–	866	–	866
– Unproved	–	41	–	–	110	–	151
Exploration costs	5,849	520	444	193	278	–	7,284
Development costs*	32,960	1,369	–	3,601	73	–	38,003

Total costs incurred	38,809	1,930	444	3,794	1,327	–	46,304

	2009 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–
Exploration costs	25	–	–	–	–	–	25
Development costs*	8	–	–	–	–	–	8

Total costs incurred	33	–	–	–	–	–	33

	2010 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	3,546	–	–	–	–	–	3,546
– Unproved	–	576	–	–	14,906	–	15,482
Exploration costs	6,539	217	–	327	320	–	7,403
Development costs*	25,573	994	–	2,213	414	–	29,194

Total costs incurred	35,658	1,787	–	2,540	15,640	–	55,625

	2010 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	–	–	–	–	–	20,063	20,063
– Unproved	–	–	–	–	–	6,335	6,335
Exploration costs	83	–	–	–	–	118	201
Development costs*	–	–	–	–	–	849	849

Total costs incurred	83	–	–	–	–	27,365	27,448

	2011 Consolidated entities
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	–	–	–	–	894	–	894
– Unproved	–	97	–	–	24,347	–	24,444
Exploration costs	8,011	805	–	274	273	–	9,363
Development costs*	30,379	1,511	–	1,868	5,258	–	39,016

Total costs incurred	38,390	2,413	–	2,142	30,772	–	73,717

	2011 Enterprise’s share of equity method investees
	Asia (excluding				North	South
	PRC	PRC)	Oceania	Africa	America	America	Total

Acquisition costs:
– Proved	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–
Exploration costs	42	–	–	–	–	328	370
Development costs*	11	–	–	–	–	1,253	1,264

Total costs incurred	53	–	–	–	–	1,581	1,634

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production form proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

	2009 Consolidated entities
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	701,602	45,538	24,519	36,436	1,166	–	809,261
Future production costs		(207,539)	(18,634)	(9,621)	(6,342)	(348)	–	(242,484)
Future development costs	(2)	(107,068)	(20,036)	(4,269)	(5,420)	(213)	–	(137,006)
Future income taxes		(74,086)	(1,480)	(2,350)	(4,339)	–	–	(82,255)

Future net cash flows	(3)	312,909	5,388	8,279	20,335	605	–	347,516
10% discount factor		(112,143)	(1,854)	(3,826)	(3,250)	(193)	–	(121,266)

Standardised measure of
discounted future net cash flows		200,766	3,534	4,453	17,085	412	–	226,250

	2009 Enterprise’s share of equity method investees
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	1,292	–	–	–	–	–	1,292
Future production costs		(656)	–	–	–	–	–	(656)
Future development costs	(2)	(156)	–	–	–	–	–	(156)
Future income taxes		(43)	–	–	–	–	–	(43)

Future net cash flows	(3)	437	–	–	–	–	–	437
10% discount factor		(24)	–	–	–	–	–	(24)

Standardised measure of
discounted future net cash flows		413	–	–	–	–	–	413

Total standardised measure of
discounted future net cash flow		201,179	3,534	4,453	17,085	412	–	226,663

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

Present value of estimated future net cash flows:

	2010 Consolidated entities
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	934,724	51,455	21,427	75,599	1,074	–	1,084,279
Future production costs		(315,975)	(19,399)	(6,900)	(25,577)	(368)	–	(368,219)
Future development costs	(2)	(146,787)	(14,609)	(3,184)	(14,084)	(82)	–	(178,746)
Future income taxes		(91,552)	(4,880)	(2,499)	(3,168)	–	–	(102,099)

Future net cash flows	(3)	380,410	12,567	8,844	32,770	624	–	435,215
10% discount factor		(131,876)	(4,818)	(3,438)	(11,787)	(149)	–	(152,068)

Standardised measure of
discounted future net cash flows		248,534	7,749	5,406	20,983	475	–	283,147

	2010 Enterprise’s share of equity method investees
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	1,339	–	–	–	–	54,034	55,373
Future production costs		(545)	–	–	–	–	(24,224)	(24,769)
Future development costs	(2)	(167)	–	–	–	–	(671)	(838)
Future income taxes		(82)	–	–	–	–	(7,229)	(7,311)

Future net cash flows	(3)	545	–	–	–	–	21,910	22,455
10% discount factor		(38)	–	–	–	–	(11,796)	(11,834)

Standardised measure of
discounted future net cash flows		507	–	–	–	–	10,114	10,621

Total standardised measure of
discounted future net cash flow		249,041	7,749	5,406	20,983	475	10,114	293,768

	2011 Consolidated entities
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	1,198,429	88,650	21,924	92,924	84,411	–	1,486,338
Future production costs		(448,720)	(27,984)	(10,976)	(27,224)	(34,567)	–	(549,471)
Future development costs	(2)	(194,869)	(36,450)	(2,980)	(11,721)	(13,214)	–	(259,234)
Future income taxes		(111,828)	(8,651)	(1,607)	(24,715)	(11,769)	–	(158,570)

Future net cash flows	(3)	443,012	15,565	6,361	29,264	24,861	–	519,063
10% discount factor		(157,334)	(7,182)	(1,784)	(10,055)	(13,940)	–	(190,295)

Standardised measure of
discounted future net cash flows		285,678	8,383	4,577	19,209	10,921	–	328,768

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

	2011 Enterprise’s share of equity method investees
			Asia (excluding		North	South
	Notes	PRC	PRC)	Oceania	Africa	America	America	Total

Future cash inflows	(1)	1,088	–	–	–	–	61,698	62,786
Future production costs		(486)	–	–	–	–	(29,443)	(29,929)
Future development costs	(2)	(226)	–	–	–	–	(916)	(1,142)
Future income taxes		(32)	–	–	–	–	(8,138)	(8,170)

Future net cash flows	(3)	344	–	–	–	–	23,201	23,545
10% discount factor		7	–	–	–	–	(13,087)	(13,080)

Standardised measure of
discounted future net cash flows		351	–	–	–	–	10,114	10,465

Total standardised measure of
discounted future net cash flow		286,029	8,383	4,577	19,209	10,921	10,114	339,233

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardised measure of discounted future net cash flows:

2009
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	111,276	697	111,973
Sales of production, net of royalties and production costs	(67,777)	(215)	(67,992)
Net change in prices, net of royalties and production costs	142,949	(131)	142,818
Extensions discoveries and improved recovery, net of related future costs	28,004	–	28,004
Change in estimated future development costs	(39,191)	(59)	(39,250)
Development costs incurred during the year	34,951	54	35,005
Revisions in quantity estimates	20,810	(67)	20,743
Accretion of discount	13,199	82	13,281
Net change in income taxes	(32,596)	79	(32,517)
Purchase of properties	268	–	268
Changes in timing and other	14,357	(27)	14,330

Standardised measure, end of year	226,250	413	226,663

(e)	Standardised measure of discounted future net cash flows and changes therein (continued)

2010
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	226,250	413	226,663
Sales of production, net of royalties and production costs	(123,359)	(1,585)	(124,944)
Net change in prices, net of royalties and production costs	115,551	410	115,961
Extensions discoveries and improved recovery, net of related future costs
Change in estimated future development costs	(45,414)	(977)	(46,391)
Development costs incurred during the year	25,007	830	25,837
Revisions in quantity estimates	(8,599)	66	(8,533)
Accretion of discount	26,512	657	27,169
Net change in income taxes	(14,572)	(3,375)	(17,947)
Purchase of properties	3,963	14,319	18,282

Changes in timing and other	1,999	(137)	1,862

Standardised measure, end of year	283,147	10,621	293,768

2011
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	283,147	10,621	293,768
Sales of production, net of royalties and production costs	(160,683)	(2,817)	(163,500)
Net change in prices, net of royalties and production costs	194,704	2,979	197,683
Extensions discoveries and improved recovery, net of related future costs
	61,990	–	61,990
Change in estimated future development costs	(75,465)	(711)	(76,176)
Development costs incurred during the year	30,272	1,185	31,457
Revisions in quantity estimates	3,405	(115)	3,290
Accretion of discount	33,254	1,335	34,589
Net change in income taxes	(36,191)	(332)	(36,523)
Purchase of properties	19,310	–	19,310
Changes in timing and other	(24,974)	(1,680)	(26,654)

Standardised measure, end of year	328,769	10,465	339,234

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 25 May 2012, at 4:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2011.

2.	To declare a final dividend for the year ended 31 December 2011.

3.	To re-elect Mr. Wu Guangqi as an executive director of the Company;

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 10,808,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. Mr. Wu is entitled to an annual salary plus performance-based bonuses and since 2011 he has waived his annual salary and bonuses as an executive director of the Company. The emolument of Mr. Wu was determined by the Remuneration Committee with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Wu Zhengfang as a non-executive director of the Company;

Wu Zhenfang
Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then was appointed as Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, and the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd., CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,884,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius as an independent non-executive director of the Company;

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse for 2011. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”
By Order of the Board

CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 12 April 2012

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 22 May 2012 (Tuesday) to 25 May 2012 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 May 2012 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 1 June 2012 (Friday) to 6 June 2012 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2012 (Thursday).

Glossary

API
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions.

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

VOLUME ACRONYMS

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, for reserves, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America and Oceania which we have assumed that 5,800 cubic feet and 5,102 cubic feet, respectively, of natural gas equals one BOE. For production, we have used actual thermal unit of each oil and gas field for such conversion purpose.

Company Information

Board of Directors:

Executive Directors
Li Fanrong	CEO & President
Wu Guangqi	Compliance Officer

Non-executive Directors
Wang Yilin	Chairman
Yang Hua	Vice Chairman
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Wang Yilin (Chairman)
Lawrence J. Lau
Wang Tao

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Wu Zhenfang

Other Members of the Senior Management
Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Zhong Hua	Chief Financial Officer
Fang Zhi	Vice President

Joint Company Secretary
Zhong Hua
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
The Hong Kong and Shanghai Banking Corporation Limited
Citi Bank, N.A.
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 00883

Investor Relations:
Beijing
Tel: (8610) 8452 1417
Fax: (8610) 8452 1441
E-mail: caoyan@cnooc.com.cn

Hong Kong
Tel: (852) 22132502
Fax: (852) 25259322
E-mail: zhongyx@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: dingjch@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, China
Zip Code: 100010
Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 25 May 2012, at 4:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway,  Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2011.

2.	To declare a final dividend for the year ended 31 December 2011.

3.	To re-elect Mr. Wu Guangqi as an executive director of the Company;

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on

1

the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 10,808,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. Mr. Wu is entitled to an annual salary plus performance-based bonuses and since 2011 he has waived his annual salary and bonuses as an executive director of the Company. The emolument of Mr. Wu was determined by the Remuneration Committee with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Wu Zhenfang as a non- executive director of the Company;

Wu Zhenfang
Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then was appointed as Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power

2

Group, as the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd., CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,884,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius as an independent non- executive director of the Company;

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s

3

Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse for 2011. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this

4

resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

5

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

6

Hong Kong, 12 April 2012

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company  in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to  issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

7

9.
The register of members of the Company will be closed from 22 May 2012 (Tuesday) to 25 May 2012 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 May 2012 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 1 June 2012 (Friday) to 6 June 2012 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2012 (Thursday).

As at the date of this announcement, the Board comprises:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors WangYilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

8

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 25 May 2012 at 4:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong is set out on pages 130 to 133 of the annual report of the Company for the year ended 31 December 2011 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding such meeting.  Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.

12 April 2012

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Executive Directors
Li Fanrong
Wu Guangqi

Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
12 April 2012

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase of Shares (as defined hereinafter), re-election of retiring directors at the annual general meeting of the Company to be held at Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 25 May 2012 at 4:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the issued share capital of the Company.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 27 May 2011, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2011; (ii) to issue, allot and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2011; and (iii) extend the general mandate granted to the directors to issue, allot and deal with such number of Shares the aggregate nominal amount in the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 27 May 2011 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 30 March 2012, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,646,305,984 Shares were in issue and fully paid.  Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,261,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Messrs. Wu Guangqi, Wu Zhenfang and Tse Hau Yin, Aloysius will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Wu Guangqi, Wu Zhenfang and Tse Hau Yin, Aloysius have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

LETTER FROM THE BOARD

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 130 to 133 of the annual report of the Company for the year ended 31 December 2011 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Wang Yilin Chairman

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,646,305,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,464,630,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.45% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI's interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company's Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

On the basis of the consolidated financial position of the Company as at 31 December 2011 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

During the year ended 31 December 2011, the Company repurchased its own shares through the Hong Kong Stock Exchange as follows:

	Purchase consideration per share			Aggregated consideration paid
Month of purchase in 2011	No. of shares purchased	Highest price paid	Lowest price paid
		HK$	HK$	HK$

November 2011	1,119,000	14.00	13.94	15,643,944
December 2011	21,775,000	14.50	13.22	299,372,771

Total	22,894,000			315,016,715

The repurchases were made for the benefit of the Company and its shareholders as a whole with a view to enhancing the earnings per share of the Company.

As at 31 December 2011, the Company had cancelled 10,019,000 of the 22,894,000 shares repurchased and the remaining 12,875,000 shares were cancelled on 10 January 2012. Save as described above, there was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2011.

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$

2011
April	20.85	18.90
May	19.60	17.86
June	19.38	17.54
July	18.50	16.86
August	17.58	13.70
September	15.96	11.84
October	15.42	11.34
November	15.76	13.50
December	15.42	13.34

2012
January	15.94	14.14
February	18.10	15.98
March (up to the Latest Practicable Date)	17.48	15.92

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 25 May 2012, at 4:00 p.m. at Conrad Hong Kong, Pacific Place, 88 Queensway,  Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2011.

2.	To declare a final dividend for the year ended 31 December 2011.

3.	To re-elect Mr. Wu Guangqi as an executive director of the Company;

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 10,808,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. Mr. Wu is entitled to an annual salary plus performance-based bonuses

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

and since 2011 he has waived his annual salary and bonuses as an executive director of the Company. The emolument of Mr. Wu was determined by the Remuneration Committee with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Wu Zhenfang as a non- executive director of the Company;

Wu Zhenfang
Born in 1952, Mr. Wu is a professor-level senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later received an EMBA degree from Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then was appointed as Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group, as the General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC Oil & Petrochemicals Co., Ltd., CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,884,000 share options in the Company, Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Wu, Mr. Wu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

share option schemes. The emolument of Mr. Wu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius as an independent non- executive director of the Company;

               Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Tse for 2011. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,100,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.

7.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 12 April 2012

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company  in respect of the relevant joint holding.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Board. The Board wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to  issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.
Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.
The register of members of the Company will be closed from 22 May 2012 (Tuesday) to 25 May 2012 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 21 May 2012 (Monday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 1 June 2012 (Friday) to 6 June 2012 (Wednesday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 31 May 2012 (Thursday).

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of proxy for the Annual General Meeting to be held on 25 May 2012

I/We(Note 1)

of

being the registered holder(s) of	shares(Note 2) of HK$0.02 each in the share capital of the above-named Company

HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Conrad Hong Kong, Pacific Place, 88 Queensway,  Hong Kong on 25 May 2012 at 4 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2011.
A2.	To declare a final dividend for the year ended 31 December 2011.
A3.	To re-elect Mr. Wu Guangqi as an executive director of the Company.
A4.	To re-elect Mr. Wu Zhenfang as a non- executive director of the Company.
A5.	To re-elect Mr. Tse Hau Yin, Aloysius as an independent non- executive director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to issue, allot and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this	day of	2012	Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.